Exhibit 99.2

Management’s Discussion and Analysis (“MD&A”)

Quarterly Report on the Third Quarter of 2023

This portion of the Quarterly Report provides management’s discussion and analysis (“MD&A”) of the financial condition and results of operations, to enable a reader to assess material changes in financial condition and results of operations as at, and for the three and nine month periods ended September 30, 2023, in comparison to the corresponding prior-year periods. The MD&A is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our”, the “Company” or the “Group”), our operations, financial performance as well as our present and future business environment. This MD&A, which has been prepared as of November 1, 2023, is intended to supplement and complement the condensed unaudited interim consolidated financial statements and notes thereto, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), including International Accounting Standard 34 Interim Financial Reporting (“IAS 34”), for the three and nine month periods ended September 30, 2023 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 84 to 88. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited consolidated financial statements for the two years ended December 31, 2022, the related annual MD&A included in the 2022 Annual Report, and the most recent Form 40–F/Annual Information Form on file with the U.S. Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities. These documents and additional information relating to the Company are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of United States dollars (“$” or “US$”), unless otherwise specified.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

Abbreviations

BAP	Biodiversity Action Plans
BLM	Bureau of Land Management
BNL	Barrick Niugini Limited
CDCs	Community Development Committees
CHUG	Cortez Hills Underground
CIL	Carbon-in-leach
Commencement Agreement	Detailed Porgera Project Commencement Agreement between PNG and BNL
DRC	Democratic Republic of Congo
E&S Committee	Environmental and Social Oversight Committee
ESG	Environmental, Social and Governance
ESG & Nominating Committee	Environmental, Social, Governance & Nominating Committee
ESIA	Environmental and Social Impact Assessment
FEIS	Final Environmental Impact Statement
GHG	Greenhouse Gas
GISTM	Global Industry Standard for Tailings Management
GoT	Government of Tanzania
IASB	International Accounting Standards Board
ICMM	International Council on Mining and Metals
IFRS	International Financial Reporting Standards
IRC	Internal Revenue Commission
ISSB	International Sustainability Standards Board
KCD	Karagba, Chauffeur and Durba
Kumul Minerals	Kumul Minerals Holdings Limited
LTI	Lost Time Injury

LTIFR	Lost Time Injury Frequency Rate
MAA	Multiple Accounts Analysis
MRE	Mineral Resources Enga Limited
MVA	Megavolt-amperes
MW	Megawatt
NOA	Notice of Availability
NGM	Nevada Gold Mines
NSR	Net Smelter Return
OECD	Organisation for Economic Co-operation and Development
PFS	Prefeasibility Study
PNG	Papua New Guinea
Randgold	Randgold Resources Limited
RC	Reverse Circulation
RIL	Resin-in-leach
ROD	Record of Decision
Roundtable	Environmental, Social and Governance Raters Roundtable
SDG	Sustainable Development Goals
SML	Special Mining Lease
TCFD	Task Force for Climate-related Financial Disclosures
TRIFR	Total Recordable Injury Frequency Rate
TSF	Tailings Storage Facilities
TW	True Width
WGC	World Gold Council
WTI	West Texas Intermediate

BARRICK THIRD QUARTER 2023	1	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipated”, “vision”, “aim”, “strategy”, “target”, “plan”, “opportunities”, “guidance”, “forecast”, “outlook”, “objective”, “intend”, “project”, “pursue”, “develop”, “progress”, “continue”, “committed”, “budget”, “estimate”, “potential”, “prospective”, “future”, “focus”, “during”, “ongoing”, “following”, “subject to”, “scheduled”, “may”, “will”, “can”, “could”, “would”, “should” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance, including anticipated gold production for the fourth quarter of 2023 and our expectation of a shortfall (and the magnitude of the expected shortfall) in 2023 annual gold production relative to Barrick’s previously announced 2023 guidance; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/ pound; cash flow forecasts; projected capital, operating and exploration expenditures; the share buyback program and performance dividend policy, including the criteria for dividend payments; mine life and production rates; projected capital estimates and anticipated permitting timelines related to the Goldrush Project; our plans and expected completion and benefits of our growth and capital projects, including the Goldrush Project and expected timing for commercial production, Fourmile, Pueblo Viejo plant expansion and mine life extension project, including estimated capital costs, expected timing for completion of commissioning of the plant expansion and the completion of the feasibility study for the El Naranjo tailings storage facility, the Veladero Phase 7 leach pad project, the Reko Diq project, solar power projects at NGM and Loulo-Gounkoto, the Jabal Sayid Lode 1 project and new mobile equipment fleet at Lumwana; the planned updating of the historical Reko Diq feasibility study and targeted first production; the potential for Lumwana to extend its life of mine through the development of a Super Pit and expected timing of the feasibility study and targeted first production; the potential for an underground option at Long Canyon; capital expenditures related to upgrades and ongoing management initiatives; our ability to identify new Tier One assets and the potential for existing assets to attain Tier One status; Barrick’s global exploration strategy and planned exploration activities; the timeline for the implementation of the definitive agreements in accordance with the Commencement Agreement between PNG and BNL; the duration of the temporary suspension of operations at Porgera, the conditions for the reopening of the mine including the execution of compensation agreements with local landowners and the timeline to recommence operations; our pipeline of high confidence projects at or near existing operations; potential mineralization and metal or mineral recoveries; our ability to convert resources into reserves; asset sales, joint ventures and partnerships; Barrick’s strategy, plans and targets in respect of environmental and social governance issues, including climate change, GHG emissions reduction targets (including with respect to our Scope 3 emissions and our reliance on our value chain to help us achieve these targets within the specified time frames), safety performance, responsible water use, TSF management, including Barrick’s conformance with the Global Industry Standard on Tailings Management, community development, biodiversity and human rights initiatives; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this MD&A are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; the potential impact of proposed changes to Chilean law on the status of value added tax refunds received in Chile in connection with the development of the Pascua-Lama project; expropriation or nationalization of property and political or economic developments in Canada, the United States or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals, including the issuance of a ROD for the Goldrush Project and/or whether the Goldrush Project will be permitted to advance as currently designed under its Feasibility Study, the environmental license for the construction and operation of the El Naranjo tailings storage facility for Pueblo Viejo, and assessments required to optimize Long Canyon’s life of mine; non-renewal of key licenses by governmental authorities; failure to comply with environmental and health and safety laws and regulations;

BARRICK THIRD QUARTER 2023	2	MANAGEMENT’S DISCUSSION AND ANALYSIS

increased costs and physical and transition risks related to climate change, including extreme weather events, resource shortages, emerging policies and increased regulations relating to related to greenhouse gas emission levels, energy efficiency and reporting of risks; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives, including risks related to cyber-attacks, cybersecurity breaches, or similar network or system disruptions; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by supply chain disruptions caused by the ongoing Covid-19 pandemic, global energy cost increases following the invasion of Ukraine by Russia and country-specific political and economic factors in Argentina; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions are realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets. Barrick also cautions that its 2023 guidance may be impacted by the ongoing business and social disruption caused by the spread of Covid-19.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK THIRD QUARTER 2023	3	MANAGEMENT’S DISCUSSION AND ANALYSIS

Use of Non-GAAP Financial Measures

We use the following non-GAAP financial measures in our MD&A:

∎	“adjusted net earnings”
∎	“free cash flow”
∎	“EBITDA”
∎	“adjusted EBITDA”
∎	“attributable EBITDA”
∎	“minesite sustaining capital expenditures”
∎	“project capital expenditures”
∎	“total cash costs per ounce”
∎	“C1 cash costs per pound”
∎	“all-in sustaining costs per ounce/pound”
∎	“all-in costs per ounce” and
∎	“realized price”

For a detailed description of each of the non-GAAP financial measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under IFRS, please refer to the Non-GAAP Financial Measures section of this MD&A on pages 59 to 76. Each non-GAAP financial measure has been annotated with a reference to an endnote on page 77. The non-GAAP financial measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Changes in Presentation of Non-GAAP Financial Performance Measures

Attributable EBITDA

Starting with this MD&A, we are presenting attributable EBITDA, which removes the non-controlling interest portion from our adjusted EBITDA measure. Prior periods have been presented to allow for comparability. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our attributable business and which is aligned with how we present our forward looking guidance on gold ounces and copper pounds produced.

Index

5 Overview

5 Financial and Operating Highlights
9 Key Business Developments
10 Environmental, Social and Governance
13 Outlook
15 Production and Cost Summary

17 Operating Performance

18 Nevada Gold Mines
19 Carlin
21 Cortez
23 Turquoise Ridge
25 Other Mines - Nevada Gold Mines
26 Pueblo Viejo
28 Loulo-Gounkoto
30 Kibali
32 North Mara
34 Bulyanhulu
36 Other Mines - Gold
37 Lumwana
39 Other Mines - Copper

40 Growth Projects

43 Exploration and Mineral Resource Management

47 Review of Financial Results

47 Revenue
48 Production Costs
50 Capital Expenditures
50 General and Administrative Expenses
51 Exploration, Evaluation and Project Expenses
51 Finance Costs, Net
51 Additional Significant Statement of Income Items
52 Income Tax Expense

54 Financial Condition Review

54 Balance Sheet Review
54 Shareholders’ Equity
54 Financial Position and Liquidity
55 Summary of Cash Inflow (Outflow)

57 Commitments and Contingencies

58 Review of Quarterly Results

58 Internal Control over Financial Reporting and Disclosure Controls and Procedures

59 IFRS Critical Accounting Policies and Accounting Estimates

59 Non-GAAP Financial Measures

77 Technical Information

77 Endnotes

84 Financial Statements

89 Notes to Consolidated Financial Statements

BARRICK THIRD QUARTER 2023	4	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Overview

Financial and Operating Highlights

			For the three months ended			For the nine months ended

	9/30/23	6/30/23	% Change	9/30/22	% Change	9/30/23	9/30/22	% Change

Financial Results ($ millions)

Revenues	2,862	2,833	1%	2,527	13%	8,338	8,239	1%

Cost of sales	1,915	1,937	(1)%	1,815	6%	5,793	5,404	7%

Net earnings[a]	368	305	21%	241	53%	793	1,167	(32)%

Adjusted net earnings[b]	418	336	24%	224	87%	1,001	1,106	(9)%

Adjusted EBITDA[b]	1,464	1,368	7%	1,155	27%	4,015	4,327	(7)%

Adjusted EBITDA margin[c]	51%	48%	6%	46%	11%	48%	53%	(9)%

Minesite sustaining capital expenditures[b,d]	529	524	1%	571	(7)%	1,507	1,514	0%

Project capital expenditures[b,d]	227	238	(5)%	213	7%	691	625	11%

Total consolidated capital expenditures[d,e]	768	769	0%	792	(3)%	2,225	2,158	3%

Net cash provided by operating activities	1,127	832	35%	758	49%	2,735	2,686	2%

Net cash provided by operating activities margin[f]	39%	29%	34%	30%	30%	33%	33%	0%

Free cash flow[b]	359	63	470%	(34)	1,156%	510	528	(3)%

Net earnings per share (basic and diluted)	0.21	0.17	24%	0.14	50%	0.45	0.66	(32)%

Adjusted net earnings (basic)[b] per share	0.24	0.19	26%	0.13	85%	0.57	0.62	(8)%

Weighted average diluted common shares (millions of shares)	1,755	1,755	0%	1,768	(1)%	1,755	1,775	(1)%

Operating Results

Gold production (thousands of ounces)[g]	1,039	1,009	3%	988	5%	3,000	3,021	(1)%

Gold sold (thousands of ounces)[g]	1,027	1,001	3%	997	3%	2,982	3,030	(2)%

Market gold price ($/oz)	1,928	1,976	(2)%	1,729	12%	1,930	1,824	6%

Realized gold price[b,g] ($/oz)	1,928	1,972	(2)%	1,722	12%	1,934	1,820	6%

Gold cost of sales (Barrick’s share)[g,h] ($/oz)	1,277	1,323	(3)%	1,226	4%	1,325	1,211	9%

Gold total cash costs[b,g] ($/oz)	912	963	(5)%	891	2%	953	859	11%

Gold all-in sustaining costs[b,g] ($/oz)	1,255	1,355	(7)%	1,269	(1)%	1,325	1,215	9%

Copper production (millions of pounds)[g]	112	107	5%	123	(9)%	307	344	(11)%

Copper sold (millions of pounds)[g]	101	101	0%	120	(16)%	291	346	(16)%

Market copper price ($/lb)	3.79	3.84	(1)%	3.51	8%	3.89	4.11	(5)%

Realized copper price[b,g] ($/lb)	3.78	3.70	2%	3.24	17%	3.88	3.86	1%

Copper cost of sales (Barrick’s share)[g,i] ($/lb)	2.68	2.84	(6)%	2.30	17%	2.90	2.21	31%

Copper C1 cash costs[b,g] ($/lb)	2.05	2.28	(10)%	1.86	10%	2.33	1.79	30%

Copper all-in sustaining costs[b,g] ($/lb)	3.23	3.13	3%	3.13	3%	3.25	2.96	10%

	As at 9/30/23	As at 6/30/23	% Change	As at 9/30/22	% Change

Financial Position ($ millions)

Debt (current and long-term)	4,775	4,774	0%	5,095	(6)%

Cash and equivalents	4,261	4,157	3%	5,240	(19)%

Debt, net of cash	514	617	(17)%	(145)	454%

a.	Net earnings represents net earnings attributable to the equity holders of the Company.
b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 76 of this MD&A.
c.	Represents adjusted EBITDA divided by revenue.
d.	Amounts presented on a consolidated cash basis. Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
e.

Total consolidated capital expenditures also includes capitalized interest of $12 million and $27 million, respectively, for the three and nine month periods ended September 30, 2023 (June 30, 2023: $7 million and September 30, 2022: $8 million and $19 million, respectively).

f.	Represents net cash provided by operating activities divided by revenue.
g.	On an attributable basis.
h.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

i.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK THIRD QUARTER 2023	5	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

GOLD PRODUCTION[a] (thousands of ounces)	COPPER PRODUCTION[a] (millions of pounds)

GOLD COST OF SALES[b], TOTAL CASH COSTS[c], AND ALL-IN SUSTAINING COSTS[c] ($ per ounce)	COPPER COST OF SALES[b], C1 CASH COSTS[c], AND ALL-IN SUSTAINING COSTS[c] ($ per pound)

NET EARNINGS, ATTRIBUTABLE EBITDA[c] AND ATTRIBUTABLE EBITDA MARGIN[c]	CAPITAL EXPENDITURES[c],[d] ($ millions)

OPERATING CASH FLOW AND FREE CASH FLOW[c]	DIVIDENDS[e] (cents per share)

a.	On an attributable basis.
b.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

c.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 76 of this MD&A.
d.	Capital expenditures also includes capitalized interest.
e.	Dividend per share declared in respect of the stated period, inclusive of the performance dividend.

BARRICK THIRD QUARTER 2023	6	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Factors affecting net earnings and adjusted net earnings1 - three months ended September 30, 2023 versus June 30, 2023

Net earnings attributable to equity holders of Barrick (“net earnings”) for the three months ended September 30, 2023 were $368 million compared to $305 million in the prior quarter. This increase was mainly due to lower gold and copper cost of sales per ounce/pound2, higher gold sales volume and an increase in realized copper prices1, partially offset by lower realized gold prices1. Net earnings were also favorably affected by lower income tax expense. This was partially offset by losses on currency translation of $30 million, compared to a gain of $12 million in the previous quarter.

After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $418 million for the three months ended September 30, 2023 was $82 million higher than the prior quarter. The increase was primarily due to lower gold and copper cost of sales per ounce2. The decrease in gold cost of sales per ounce2 was mainly due to the impact of sales mix across the portfolio, with a higher contribution of ounces at a lower cost per ounce from Cortez, Turquoise Ridge and Kibali, combined with lower unit costs at Carlin. The lower copper cost of sales per pound2 was primarily due to the improved mining efficiencies at Lumwana. This was combined with higher gold sales volume, primarily due to higher oxide production from the Crossroads open pit and Cortez Hills underground at Cortez. In addition, production was higher at Turquoise Ridge due to planned autoclave maintenance in the previous quarter and at Kibali driven by improved grades. This was offset by lower production at Carlin due to lower open pit ore tonnes mined at a lower average grade as mining in the Goldstar open pit was substantially completed early in the third quarter, leading to a higher proportion of lower grade stockpile tonnes processed at the roasters. Adjusted net earnings1 was also impacted by a lower realized gold price1, partially offset by a higher realized copper price1. The realized gold and copper prices1 were $1,928 per ounce and $3.78 per pound, respectively, in the three months ended September 30, 2023, compared to $1,972 per ounce and $3.70 per pound, respectively, in the prior quarter.

Factors affecting net earnings and adjusted net earnings1 - three months ended September 30, 2023 versus September 30, 2022

Net earnings for the third quarter of 2023 were $368 million compared to $241 million in the same prior year period. This increase was mainly due to higher realized gold and copper prices1, combined with higher gold sales volumes. This was partially offset by higher gold and copper cost of sales per ounce/pound2 and a combined $63 million gain on the sale of a portfolio of royalties to Maverix Metals Inc. and a portfolio of royalties by NGM to Gold Royalty Corp in the same prior year period.

After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $418 million in the third quarter of 2023 were $194 million higher than the same prior year period. One of the primary drivers of the increase was higher realized gold and copper prices1. The realized gold and copper prices1 were $1,928 per ounce and $3.78 per pound, respectively, in the three months ended September 30, 2023 compared to $1,722 per ounce and $3.24 per pound, respectively, in the same prior year period. This was combined with higher gold sales volumes. The increase in gold sales volume was primarily due to higher oxide production from the Crossroads open pit and Cortez Hills underground at Cortez, combined with higher grades processed, recoveries and throughput at both Turquoise Ridge and Kibali. This was partially offset by lower production at Pueblo Viejo, driven by lower recoveries and lower throughput from premature mechanical failures of the newly installed equipment during the commissioning and ramp-up of the plant expansion. Adjusted net earnings1 were further impacted by higher gold cost of sales per ounce2, mainly due to lower grades processed, partially offset by a lower contribution at higher unit costs from Pueblo Viejo; higher depreciation at Kibali; and higher copper cost of sales per pound2, primarily due to lower grades processed and lower recoveries at Lumwana.

The significant adjusting items in the three months ended September 30, 2023 include:

∎

$34 million ($30 million before tax or non-controlling interests) in losses on currency translation, primarily due to the devaluation of the Chilean peso, the Argentine peso and the West African CFA franc; and

∎	$19 million in significant tax adjustments, mainly related to the de-recognition of deferred tax assets, adjustments in respect of prior years and the remeasurement of deferred tax balances.

Refer to page 59 for a full list of reconciling items between net earnings and adjusted net earnings1 for the current and previous periods.

Factors affecting net earnings and adjusted net earnings1 - nine months ended September 30, 2023 versus September 30, 2022

Net earnings for the nine months ended September 30, 2023 were $793 million compared to $1,167 million in the same prior year period. Among the drivers of the decrease were a higher gold and copper cost of sales per ounce/pound2 and lower gold and copper sales volumes, partially offset by a higher realized gold price1. Net earnings were also impacted by a closed mine rehabilitation gain of $35 million in the current period compared to $180 million in the same prior year period resulting from a smaller increase in the market real risk-free rate used to discount the closure provision in the current period, compared to the same prior year period.

After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $1,001 million for the nine months ended September 30, 2023 were $105 million lower than the same prior year period. The decrease in adjusted net earnings was primarily due to a higher gold and copper cost of sales per ounce/pound2 and lower gold and copper sales volumes, partially offset by a higher realized gold price1. The increase in gold cost of sales per ounce2 compared to the same prior year period was primarily due to lower grades processed, and higher contractor and maintenance costs, while the increase in copper cost of sales per pound2 was mainly due to higher operating unit costs resulting from lower grades processed, lower recoveries and lower capitalized waste stripping at Lumwana. The lower gold sales volume was primarily at Pueblo Viejo resulting from lower grades processed in line with the planned mining and stockpile feed sequence, and lower throughput due to tie-in and commissioning work related to the plant expansion; at Carlin mainly due to the closure of the Gold Quarry concentrator at the beginning of the second quarter of 2023

Numerical annotations throughout the text of this document refer to the endnotes found starting on page 77.

BARRICK THIRD QUARTER 2023	7	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

and the conversion of the Goldstrike autoclave to a conventional CIL process in the first quarter of 2023; and at Long Canyon as Phase 1 mining was completed in May 2022. These impacts were partially offset by higher oxide ore tonnes mined from Crossroads and CHUG, combined with higher heap leach production at Cortez. The decrease in copper sales volume was mainly at Lumwana due to lower grades processed and lower recoveries, partially offset by higher throughput. These unfavourable impacts were partially offset by an increase in the realized gold price1, while the realized copper price1 was in line with the same prior year period. The realized gold and copper prices1 were $1,934 per ounce and $3.88 per pound, respectively, in the nine months ended September 30, 2023, compared to $1,820 per ounce and $3.86 per pound, respectively, in the same prior year period.

The significant adjusting items in the nine months ended September 30, 2023 include:

∎

$100 million in significant tax adjustments, mainly related to the settlement agreement to resolve the tax dispute at Porgera, the de-recognition of deferred tax assets, adjustments in respect of prior years and the re-measurement of deferred tax balances;

∎

$55 million ($55 million before tax and non-controlling interests) in other expense (income) adjustments in the current year, primarily related to changes in our closed mine rehabilitation as a result of lower discount rate assumptions and care and maintenance expenses at Porgera, and the $30 million commitment made towards the expansion of education infrastructure in Tanzania per our community investment obligations under the Twiga partnership; and

∎	$47 million ($56 million before tax and non-controlling interests) in losses on currency translation, mainly due to fluctuations of the Zambian kwacha during the relevant periods.

Refer to page 59 for a full list of reconciling items between net earnings and adjusted net earnings1 for the current and previous periods.

Factors affecting Operating Cash Flow and Free Cash Flow1 - three months ended September 30, 2023 versus June 30, 2023

In the three months ended September 30, 2023, we generated $1,127 million in operating cash flow, compared to $832 million in the prior quarter. The increase of $295 million was primarily due to a decrease in cash taxes paid and lower interest paid as a result of the timing of semi-annual interest payments on our bonds, which occur in Q2 and Q4. Operating cash flow was further impacted by lower total cash costs/C1 cash costs per ounce/pound1, higher gold sales volume and an increase in the realized copper price1, partially offset by a lower realized gold price1.

For the three months ended September 30, 2023, we recorded free cash flow1 of $359 million, compared to $63 million in the prior quarter, mainly reflecting higher operating cash flows as explained above, while capital expenditures remained in line with the prior quarter. In the third quarter of 2023, capital expenditures on a cash basis were $768 million compared to $769 million in the prior quarter, as a slight decrease in project capital expenditures1, was largely offset by a slight increase in minesite sustaining capital expenditures1. The decrease in project capital expenditures1 was mainly at Pueblo Viejo as the plant expansion nears completion and at Lumwana due to the timing of deliveries of the remaining new owner mining truck fleet to replace the contract mining. This was partially offset by higher project capital expenditures1 at Loulo-Gounkoto due to the Yalea South project. Minesite sustaining capital expenditures1 increased primarily driven by increased capitalized waste stripping at Lumwana and Carlin, partially offset by lower capitalized waste stripping at Loulo-Gounkoto.

Factors affecting Operating Cash Flow and Free Cash Flow1 - three months ended September 30, 2023 versus September 30, 2022

In the third quarter of 2023, we generated $1,127 million in operating cash flow, compared to $758 million in the same prior year period. The increase of $369 million was primarily due to higher realized gold and copper prices1, combined with higher gold sales volumes. This was partially offset by higher gold and copper total cash costs/C1 cash costs per ounce/pound1. Operating cash flow was also positively impacted by lower cash taxes paid and higher interest income received as a result of an increase in market interest rates.

In the third quarter of 2023, we generated free cash flow1 of $359 million compared to negative free cash flow1 of $34 million in the same prior year period. The increase primarily reflects higher operating cash flows as explained above and to a lesser extent slightly lower capital expenditures. In the third quarter of 2023, capital expenditures on a cash basis were $768 million compared to $792 million in the third quarter of 2022. The decrease in capital expenditures of $24 million was due to a decrease in minesite sustaining capital expenditures1, partially offset by an increase in project capital expenditures1. Minesite sustaining capital expenditures1 decreased compared to the same prior year period, mainly due to lower capitalized waste stripping at Cortez and an improvement in mining unit rates at Lumwana, partially offset by higher capitalized waste stripping and underground development at Carlin. The increase in project capital expenditures1 is primarily due to higher expenditures at the TS Solar project at NGM as construction began in the fourth quarter of 2022, combined with the investment in the new owner mining truck fleet at Lumwana. This was partially offset by lower project spend at Pueblo Viejo as the plant expansion nears completion.

Factors affecting Operating Cash Flow and Free Cash Flow1 - nine months ended September 30, 2023 versus September 30, 2022

For the nine months ended September 30, 2023, we generated $2,735 million in operating cash flow, compared to $2,686 million in the same prior year period. The increase of $49 million was primarily due to lower cash taxes paid and an increase in interest income received as a result of higher market interest rates. Operating cash flow was negatively impacted by higher total cash costs/C1 cash costs per ounce/pound1 and lower gold and copper sales volumes, partially offset by a higher realized gold price1. This was combined with an unfavorable movement in working capital, mainly in accounts receivable and accounts payable, partially offset by a favorable movement in other current assets.

For the nine months ended September 30, 2023, we generated free cash flow1 of $510 million compared to $528 million in the same prior year period. The decrease of $18 million primarily reflects higher capital expenditures, partially offset by higher operating cash flows as explained above. In the nine months ended September 30, 2023, capital expenditures on a cash basis were $2,225 million

BARRICK THIRD QUARTER 2023	8	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

compared to $2,158 million in the same prior year period resulting from an increase in project capital expenditures1, partially offset by a decrease in minesite sustaining capital expenditures1. The increase in project capital expenditures1 was primarily the result of the investment in the new owner mining truck fleet at Lumwana, combined with higher expenditures at the TS Solar project at NGM as construction began in the fourth quarter of 2022. This was partially offset by lower project spend incurred on the plant expansion at Pueblo Viejo. Lower minesite sustaining capital expenditures1 is mainly due to lower capitalized waste stripping at Cortez and Lumwana was largely offset by an increase in project spend on processing facilities and underground development at Carlin, higher capitalized waste stripping at North Mara, and increased expenditures on the tailings buttress project and new equipment purchases in the underground at Loulo-Gounkoto.

Key Business Developments

Share Buyback Program

At the February 14, 2023 meeting, the Board of Directors authorized a new share buyback program for the purchase of up to $1 billion of Barrick’s outstanding shares over the next 12 months. As at September 30, 2023, we have not purchased any shares under this program in 2023.

The actual number of common shares that may be purchased, and the timing of any such purchases, will be determined by Barrick based on a number of factors, including the Company’s financial performance, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction.

The repurchase program does not obligate the Company to acquire any particular number of common shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.

Porgera Special Mining Lease

On April 9, 2021, BNL signed a binding Framework Agreement with the Independent State of PNG and Kumul Minerals, a state-owned mining company, setting out the terms and conditions for the reopening of the Porgera mine. On February 3, 2022, the Framework Agreement was replaced by the Commencement Agreement signed by PNG, Kumul Minerals, BNL, Porgera (Jersey) Limited, an affiliate of BNL, and MRE, the holder of the remaining 5% of the original Porgera joint venture. The Commencement Agreement reflects the commercial terms previously agreed to under the Framework Agreement, namely that PNG stakeholders will receive a 51% equity stake in the Porgera mine, with the remaining 49% to be held by BNL or an affiliate. BNL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group. The Commencement Agreement also provides that PNG stakeholders and BNL and its affiliates will share the economic benefits derived from the reopened Porgera mine on a 53% and 47% basis over the remaining life of mine, respectively, and that the Government of PNG will retain the option to acquire BNL’s or its affiliate’s 49% equity participation at fair market value after 10 years.

On April 21, 2022, the PNG National Parliament passed legislation to provide, among other things, certain agreed tax exemptions and tax stability for the new Porgera joint venture. This legislation was certified on May 30, 2022. Six out of the seven pieces of legislation took effect as of

April 11 and 14, 2023, respectively, when they were published in the National Gazette, as required under PNG Law. The remaining act awaits publication to take effect.

On September 13, 2022, the Shareholders’ Agreement for the new Porgera joint venture company was executed by Porgera (Jersey) Limited, the state-owned Kumul Minerals (Porgera) Limited and MRE. New Porgera Limited, the new Porgera joint venture company, was incorporated on September 22, 2022 and became a party to the Commencement Agreement and the Shareholders’ Agreement on October 13, 2023.

On March 31, 2023, BNL, the Independent State of PNG and New Porgera Limited signed the New Porgera Progress Agreement whereby the parties reiterated their commitment to reopening the Porgera mine in line with the terms of the Commencement Agreement and the Shareholders’ Agreement. The provisions of the Commencement Agreement will be fully implemented, and work to recommence full mine operations at Porgera will begin, following the satisfaction of a number of conditions. Under the terms of the Commencement Agreement, BNL will remain in possession of the site and maintain the mine on care and maintenance.

New Porgera Limited lodged an application with the Mineral Resources Authority for a new SML on June 13, 2023, in accordance with the Commencement Agreement.

On June 20, 2023, the PNG IRC, the Commissioner General, Barrick and BNL entered into a settlement agreement to resolve a dispute regarding tax assessments issued by the IRC against BNL. The resolution of this tax dispute satisfied one of the conditions to the reopening of the Porgera mine under the Commencement Agreement.

On October 13, 2023, the Independent State of PNG granted the new SML, Special Mining Lease 13, to New Porgera Limited, following the execution of the Mining Development Contract by the Independent State of PNG and New Porgera Limited. The granting of the new SML to New Porgera Limited reduced Barrick’s interest in the future production of the Porgera mine from 47.5% to 24.5%. Also on October 13, 2023, the Independent State of PNG and New Porgera Limited executed the Fiscal Stability Agreement for the Porgera mine and New Porgera Limited and BNL executed the Project Operatorship Agreement, pursuant to which BNL was appointed as operator of the Porgera mine.

The parties to the Commencement Agreement are continuing to progress the remaining conditions for the reopening of the mine. The key remaining condition to restart is the execution of new compensation agreements with local landowners.

Our 2023 gold guidance continues to exclude Porgera, pending the execution of landowner compensation agreements and the finalization of a timeline for the resumption of full mine operations. Refer to notes 12 and 16 to the Financial Statements for more information.

BARRICK THIRD QUARTER 2023	9	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Environmental, Social and Governance (“ESG”)

Sustainability is entrenched in our DNA: our sustainability strategy is our business plan.

Barrick’s vision to sustainability is underpinned by the knowledge that sustainability aspects are interconnected and must be tackled in conjunction with, and reference to, each other. We call this approach Holistic and Integrated Sustainability Management. Although we integrate our sustainability management, we discuss our sustainability strategy within four overarching pillars: (1) respecting human rights; (2) protecting the health and safety of our people and local communities; (3) sharing the benefits of our operations; and (4) managing our impacts on the environment.

We implement this strategy by blending top-down accountability with bottom-up responsibility. This means we place the day-to-day ownership of sustainability, and the associated risks and opportunities, in the hands of individual sites. In the same way that each site must manage its geological, operational and technical capabilities to meet business objectives, it must also manage and identify programs, metrics, and targets that measure progress and deliver real value for the business and our stakeholders, including our host countries and local communities. The Group Sustainability Executive, supported by regional sustainability leads, provides oversight and direction over this site-level ownership, to ensure alignment with the strategic priorities of the overall business.

Governance

The bedrock of our sustainability strategy is strong governance. Our most senior management-level body dedicated to sustainability is the E&S Committee, which connects site-level ownership of our sustainability strategy with the leadership of the Group. It is chaired by the President and Chief Executive Officer and includes: (1) regional Chief Operating Officers; (2) minesite General Managers; (3) Health, Safety, Environment and Closure Leads; (4) the Group Sustainability Executive; (5) in-house legal counsel; and (6) an independent sustainability consultant in an advisory role. The E&S Committee meets on a quarterly basis to review our performance across a range of key performance indicators, and to provide independent oversight and review of sustainability management.

The President and Chief Executive Officer reviews the reports of the E&S Committee at every quarterly meeting of the Board’s ESG & Nominating Committee. The reports are reviewed to ensure the implementation of our sustainability policies and to drive performance of our environmental, health and safety, community relations and development, and human rights programs.

This is supplemented by weekly meetings, at a minimum, between the Regional Sustainability Leads and the Group Sustainability Executive. These meetings examine the sustainability-related risks and opportunities facing the business in real time, as well as the progress and issues integrated into weekly Executive Committee review meetings.

Our industry-first Sustainability Scorecard accounts for 25% of the long-term incentive awards for senior leaders as part of the Barrick Partnership Plan. As we strive for ongoing strong performance, the Sustainability Scorecard targets and metrics are updated annually. The results of the 2022 Sustainability Scorecard, and updated metrics and targets for 2023, were disclosed in our 2022

Sustainability Report, published in April 2023. The E&S Committee tracks our progress against all metrics.

Human rights

Our commitment to respect human rights is codified in our standalone Human Rights Policy and informed by the expectations of the United Nations Guiding Principles on Business and Human Rights, the Voluntary Principles on Security and Human Rights and the OECD Guidelines for Multinational Enterprises. This commitment is fulfilled on the ground via our Human Rights Program, the fundamental principles of which include: monitoring and reporting, due diligence, training, as well as disciplinary action and remedy.

We continue to assess and manage security and human rights risks at all our operations and provide security and human rights training to private and public security forces across our sites.

Safety

We are committed to the safety, health and well-being of our people, their families and the communities in which we operate. Our safety vision is “Everyone to go home safe and healthy every day.”

Regrettably, in September 2023 we had two unfortunate incidents: one at Loulo-Gounkoto in Mali, which resulted in the fatality of an employee; and a second fatal incident of an exploration contractor at NGM.

Our focus and priority continues to be on the roll out of our “Journey to Zero” initiative, which was developed in the first quarter of 2023. This last quarter has seen the update of our 10 Fatal Risks Standards, as well as the roll out of the Field Level Risk Assessment.

We report our safety performance quarterly as part of both our E&S Committee meetings and our reports to the ESG & Nominating Committee. Our safety performance is a regular standing agenda item on our weekly Executive Committee review meeting.

In terms of other key performance indicators, for the third quarter of 2023, our LTIFR3 was 0.29, an 11% increase quarter on quarter, and our TRIFR3 was 1.28, an increase of 27% from the second quarter.

Social

We regard our host communities and countries as important partners in our business. Our sustainability policies commit us to transparency in our relationships with host communities, government authorities, the public and other key stakeholders. Through these policies, we commit to conducting our business with integrity and with absolute opposition to corruption. We require our suppliers to operate ethically and responsibly as a condition of doing business with us.

Community and economic development

Our commitment to social and economic development is set out in our overarching Sustainable Development and Social Performance policies. Mining has been identified as vital for the achievement of the United Nations SDGs, not only for its role in providing the minerals needed to enable the transition to a lower carbon intensive economy, but more importantly because of its ability to drive socio-economic development and build resilience. Creating long-term value and sharing economic benefits is at the heart of our approach to sustainability, as well as community development. This approach is encapsulated in three concepts:

BARRICK THIRD QUARTER 2023	10	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

The primacy of partnership: this means that we invest in real partnerships with mutual responsibility. Partnerships include local communities, suppliers, government, and organizations, and this approach is epitomized through our CDCs with development initiatives and investments.

Sharing the benefits: We hire and buy local wherever possible as this injects money into and keeps it in our local communities and host countries. By doing this, we build capacity, community resilience and create opportunity. We also invest in community development through our CDCs. Sharing the benefits also means paying our fair share of taxes, royalties and dividends and doing so transparently, primarily through the reporting mechanism of the Canadian Extractive Sector Transparency Measures Act. Our annual Tax Contribution Report sets out, in detail, our economic contributions to host governments.

Engaging and listening to stakeholders: We develop tailored stakeholder engagement plans for every operation and the business as a whole. These plans guide and document how often we engage with various stakeholder groups and allow us to proactively deal with issues before they escalate into significant risks.

Our community development spend during the third quarter was $10 million, and $27 million in the year to date.

Environment

We know the environment in which we work and our host communities are inextricably linked, and we apply a holistic and integrated approach to sustainability management. Being responsible stewards of the environment by applying the highest standards of environmental management, using natural resources and energy efficiently, recycling and reducing waste as well as working to protect biodiversity, we can deliver significant cost savings to our business, reduce future liabilities and help build stronger stakeholder relationships. Environmental matters such as how we use water, prevent incidents, manage tailings, respond to changing climate, and protect biodiversity are key areas of focus.

We maintained our strong track record of stewardship and did not record any Class 14 environmental incidents during the quarter or for 2023 year to date.

Climate Change

The ESG & Nominating Committee is responsible for overseeing Barrick’s policies, programs and performance relating to sustainability and the environment, including climate change. The Audit & Risk Committee assists the Board in overseeing the Group’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks. Climate change is built into our formal risk management process, outputs of which are regularly reviewed by the Audit & Risk Committee.

Barrick’s climate change strategy has three pillars: (1) identify, understand and mitigate the risks associated with climate change; (2) measure and reduce our GHG emissions across our operations and value chain; and (3) improve our disclosure on climate change. The three pillars of our climate change strategy do not focus solely on the development of emissions reduction targets, rather, we integrate and consider aspects of biodiversity protection, water management and community resilience in our approach.

We are acutely aware of the impacts that climate change and extreme weather events have on our host communities and countries, particularly developing nations which are often the most vulnerable. As the world economy transitions to renewable power, it is imperative that developing nations are not left behind. As a responsible business, we have focused our efforts on building resilience in our host communities and countries, just as we do for our business. Our climate disclosure is based on the recommendations of the TCFD.

Identify, understand and mitigate the risks associated with climate change

We identify and manage risks, build resilience to a changing climate and extreme weather events, as well as position ourselves for new opportunities. These factors continue to be incorporated into our formal risk assessment process. We have identified several risks and opportunities for our business including: physical impacts of extreme weather events; an increase in regulations that seek to address climate change; and an increase in global investment in innovation and low-carbon technologies.

The risk assessment process includes scenario analysis, which is being rolled out to all sites with an initial focus on our Tier One Gold Assets5, to assess site-specific climate related risks and opportunities. The key findings and a summary of this asset-level physical and transitional risk assessment at Loulo-Gounkoto and Kibali were disclosed as part of our CDP (formerly known as the Carbon Disclosure Project) Climate Change and Water Security questionnaires, submitted to CDP in July 2023.

In addition, climate scenario analysis and risk assessments were completed for Carlin (physical risks) and NGM (transitional risks). These disclosures will be included in the 2023 Sustainability Report to be published in 2024.

Measure and reduce the Group’s impact on climate change

Mining is an energy-intensive business, and we understand the important link between energy use and GHG emissions. By measuring and effectively managing our energy use, we can reduce our GHG emissions, achieve more efficient production, and reduce our costs.

We have climate champions at each site who are tasked with identifying roadmaps and assessing feasibility for our GHG emissions reductions and carbon offsets for hard-to-abate emissions. Any carbon offsets that we pursue must have appropriate socio-economic and/or biodiversity benefits. We have published an achievable emissions reduction roadmap and continue to assess further reduction opportunities across our operations. The detailed roadmap was first published in our 2021 Sustainability Report and includes committed-capital projects and projects under investigation that rely on technological advances, with a progress summary contained in the 2022 Sustainability Report.

We continue to progress our extensive work across our value chain in understanding our Scope 3 (indirect emissions associated with the value chain) emissions and implementing our engagement roadmap to enable our key suppliers to set meaningful and measurable reduction targets, in line with the commitments made through the ICMM Climate Position Paper.

In November 2023, Barrick announced its Scope 3 emissions targets which it developed to promote awareness and action in its value chain and empower those actors to set their own net zero commitments, with short and medium-term targets. These targets are both quantitative and qualitative and are focused on high emission areas in our value chain as outlined below:

BARRICK THIRD QUARTER 2023	11	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Goods and Suppliers (Category 16):

∎

Quantitative Target: 30% emissions reduction of “Tier 1” suppliers (those suppliers that collectively account for 5% of Barrick’s total spend in this category) by 2030 against a 2022 Scope 3 base year;

∎	Qualitative Target: Incorporate 130 of our largest suppliers by spend into our annual outreach (this includes our Tier 1 suppliers as well as chemical and metal fabricator suppliers) and engagement;
∎	2025 Target: Collect high-quality data for 50% of Tier 1 and chemical and metal fabricator suppliers through engagement, and refine emissions reduction targets by 2025.

Fuels and Energy (Category 36):

∎	Quantitative Target: 20% reduction against a 2022 Scope 3 base year by 2030;
∎	Qualitative Targets:
∎	Collaborate towards new technologies to reduce fleet emissions; and
∎	Engage with host governments where we consume power from national grids for continued renewable energy incorporation.

Downstream Copper Processing (Category 106):

∎	Qualitative Target: Outreach and engagement of all downstream customers and smelters;
∎	2025 Target: Set emissions reduction target, covering 75% of copper processing, by 2025.

Improve our disclosure on climate change

Our disclosure on climate change, including in our Sustainability Report and on our website, is developed in line with the TCFD recommendations. Barrick continues to monitor the various regulatory climate disclosure standards being developed around the world, including the ISSB’s recently issued S2 Climate-related Disclosures. In addition, we complete the annual CDP Climate Change and Water Security questionnaires. This ensures our investor-relevant water use, emissions and climate data is widely available.

Emissions

Barrick’s interim GHG emissions reduction target is for a minimum 30% reduction by 2030 against our 2018 baseline, while maintaining a steady production profile. The basis of this reduction is against a 2018 baseline of 7,541 kt CO2-e.

Our GHG emissions reduction target is grounded in science and has a detailed pathway for achievement. Our target is not static and will be updated as we continue to identify and implement new GHG reduction opportunities.

Ultimately, our vision is net zero GHG emissions by 2050, achieved primarily through GHG reductions, with some offsets for hard-to-abate emissions. Site-level plans to improve energy efficiency, integrate clean and renewable energy sources and reduce GHG emissions will also be strengthened. We plan to supplement our corporate emissions reduction target with context-based site-specific emissions reduction targets.

During the third quarter of 2023, the Group’s total Scope 1 and 2 (location-based) GHG emissions were 1,789 kt CO2-e. Year to date emissions are approximately 6% less than the GHG emissions for the same period year to date in 2022.

Water

Water is a vital and increasingly scarce global resource. Managing and using water responsibly is one of the most critical parts of our sustainability strategy. Our commitment to responsible water use is codified in our Environmental Policy. Steady, reliable access to water is critical to the effective operation of our mines. Access to water is also a fundamental human right.

Understanding the water stress in the regions we operate enables us to better understand the risks and manage our water resources through site-specific water balances, based on the ICMM Water Accounting Framework, aimed at minimizing our water withdrawal and maximizing water reuse and recycling within our operations.

We include each mine’s water risks in its operational risk register. These risks are then aggregated and incorporated into the corporate risk register. Our identified water-related risks include: (1) managing excess water in regions with high rainfall; (2) maintaining access to water in arid areas and regions prone to water scarcity; and (3) regulatory risks related to permitting limits as well as municipal and national regulations for water use.

We set an annual water recycling and reuse target of 80%. Our water recycling and reuse rate for the third quarter of 2023 was approximately 85%. The increase was due to refinement of the Pueblo Viejo water balance accounting and thus the performance for the same period in 2022 is not directly comparable.

Tailings

We are committed to having our TSFs meet global best practices for safety. Our TSFs are carefully engineered and regularly inspected, particularly those in regions with high rainfall and seismic events.

We disclosed our conformance to the GISTM for all Extreme and Very High consequence facilities on the Barrick website on August 4, 2023, within the committed disclosure timeframe. All of our sites that are classified as Very High or Extreme consequence are in conformance with the GISTM. We continue to progress with our conformance for lower consequence facilities in accordance with the GISTM. Disclosures for lower consequence facilities will be completed by August 2025, also in accordance with the GISTM.

Biodiversity

Biodiversity underpins many of the ecosystem services on which our mines and their surrounding communities depend. If improperly managed, mining and exploration activities have the potential to negatively affect biodiversity and ecosystem services. Protecting biodiversity and preventing nature loss is also critical and inextricably linked to the fight against climate change. We work to proactively manage our impact on biodiversity and strive to protect the ecosystems in which we operate. Wherever possible, we aim to achieve a net neutral biodiversity impact, particularly for ecologically sensitive environments.

We continue to work to implement our BAPs. The BAPs outline our strategy to achieve net-neutral impacts for all key biodiversity features and their associated management plans.

BARRICK THIRD QUARTER 2023	12	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Full Year 2023 Outlook

We expect our 2023 gold production to be marginally below the low end of the 4.2 to 4.6 million ounce guidance range that we announced at the start of 2023. We continue to hold ourselves accountable to deliver to the initial commitment and are exploring short-term options to narrow the gap. The deviation from plan was primarily due to equipment issues hindering the ramp-up at Pueblo Viejo. Additionally, Cortez and Carlin are now anticipated to be slightly below their production guidance for the year. We continue to expect a significant increase in the Group’s fourth quarter production volume, with the full year expected to be within 3% of the low end of the range.

At Pueblo Viejo, the plant expansion ramp-up during the third quarter was impacted by equipment failures primarily at the newly installed flotation circuit. Together with the original equipment manufacturer, we have identified the root cause of these failures and the rectification work is underway. We also experienced a further setback early in the fourth quarter with the structural failure of the crusher conveyor. We now expect to reach nameplate capacity for the expanded plant during the first quarter of 2024.

At Nevada Gold Mines, Cortez’s production was primarily impacted by lower than forecasted oxide grades out of Crossroads and a slower than expected ramp-up at Goldrush. At Carlin, production was impacted by slower mining rates in the Gold Quarry pit as well as unplanned downtime at the Goldstrike autoclave in the third quarter, which is also expected to impact the fourth quarter.

Aside from the three aforementioned sites, all other sites are expected to deliver within guidance. Notably, Veladero is now expected to exceed the top end of its 2023 production guidance range.

Our 2023 gold guidance continues to exclude Porgera, pending the execution of landowner compensation agreements and the finalization of a timeline for the resumption of full mine operations which is expected by the end of 2023.

Our 2023 gold cost guidance has been impacted by lower production volumes and we now expect to be slightly above the initial ranges we provided after allowing for the higher gold price impact. These cost guidance ranges were based on a gold price assumption of $1,650 per ounce. We have previously disclosed a sensitivity of approximately $5 per ounce on our 2023 gold cost guidance metrics for every $100 per ounce change in the gold price and based on the realized gold price for the nine months to September 30, 2023, the impact of the higher gold price flowing into higher royalty costs has been approximately $15/oz.

We continue to expect 2023 copper production to be in the range of 420 to 470 million pounds. Production in the final quarter of 2023 is expected to be stronger than the previous three quarters, mainly due to steadily increasing throughput at Lumwana as we execute on our owner-miner strategy and continue to see the benefit of ramping up the new mining fleet. We expect that we will deliver on our group copper cost guidance metrics for 2023 which are based on a copper price assumption of $3.50 per pound.

With respect to our attributable capital expenditures, we expect the full year outcome to be around the midpoint of the guidance range of $2.2-2.6 billion.

Further detail on our 2023 company guidance is provided below, inclusive of the key assumptions that were used as the basis for this guidance as released on February 15, 2023 and as qualified by the risks and uncertainties discussed above.

Company Guidance	2023

($ millions, except per ounce/pound data)	Estimate

Gold production (millions of ounces)	4.20 - 4.60

Gold cost metrics

Cost of sales - gold ($/oz)	1,170 - 1,250

Total cash costs ($/oz)[a]	820 - 880

Depreciation ($/oz)	320 - 350

All-in sustaining costs ($/oz)[a]	1,170 - 1,250

Copper production (millions of pounds)	420 - 470

Copper cost metrics

Cost of sales - copper ($/lb)	2.60 - 2.90

C1 cash costs ($/lb)[a]	2.05 - 2.25

Depreciation ($/lb)	0.80 - 0.90

All-in sustaining costs ($/lb)[a]	2.95 - 3.25

Exploration and project expenses	400 - 440

Exploration and evaluation	180 - 200

Project expenses	220 - 240

General and administrative expenses	~180

Corporate administration	~130

Share-based compensation[b]	~50

Other expense	70 - 90

Finance costs, net	280 - 320

Attributable capital expenditures:

Attributable minesite sustaining[a]	1,450 - 1,700

Attributable project[a]	750 - 900

Total attributable capital expenditures	2,200 - 2,600

Effective income tax rate[c]	27% - 32%

Key assumptions (used for guidance)

Gold Price ($/oz)	1,650

Copper Price ($/lb)	3.50

Oil Price (WTI) ($/barrel)	90

AUD Exchange Rate (AUD:USD)	0.75

ARS Exchange Rate (USD:ARS)	170

CAD Exchange Rate (USD:CAD)	1.30

CLP Exchange Rate (USD:CLP)	900

EUR Exchange Rate (EUR:USD)	1.20

a.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 76 of this MD&A.
b.	Based on a one-month trailing average ending December 31, 2022 of US$17.04 per share.
c.	Based on key assumptions included in this table.

BARRICK THIRD QUARTER 2023	13	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Operating Division Guidance

Our 2023 forecast gold and copper production, cost of salesa, total cash costsb, all-in sustaining costsb, and C1 cash costsb ranges by operating division are as follows:

Operating Division	2023 forecast attributable production (000s ozs)	2023 forecast cost of sales[a] ($/oz)	2023 forecast total cash costs[b] ($/oz)	2023 forecast all-in sustaining costs[b] ($/oz)

Gold

Carlin (61.5%)	910 - 1,000	1,030 - 1,110	820 - 880	1,250 - 1,330

Cortez (61.5%)[c]	580 - 650	1,080 - 1,160	680 - 740	930 - 1,010

Turquoise Ridge (61.5%)	300 - 340	1,290 - 1,370	900 - 960	1,170 - 1,250

Phoenix (61.5%)	100 - 120	1,860 - 1,940	880 - 940	1,110 - 1,190

Long Canyon (61.5%)	0 - 10	2,120 - 2,200	730 - 790	1,080 - 1,160

Nevada Gold Mines (61.5%)	1,900 - 2,100	1,140 - 1,220	790 - 850	1,140 - 1,220

Hemlo	150 - 170	1,400 - 1,480	1,210 - 1,270	1,590 - 1,670

North America	2,100 - 2,300	1,160 - 1,240	820 - 880	1,170 - 1,250

Pueblo Viejo (60%)	470 - 520	1,130 - 1,210	710 - 770	960 - 1,040

Veladero (50%)	160 - 180	1,630 - 1,710	1,060 - 1,120	1,550 - 1,630

Porgera (47.5%)[d]	—	—	—	—

Latin America & Asia Pacific	630 - 700	1,260 - 1,340	800 - 860	1,110 - 1,190

Loulo-Gounkoto (80%)	510 - 560	1,100 - 1,180	750 - 810	1,070 - 1,150

Kibali (45%)	320 - 360	1,080 - 1,160	710 - 770	880 - 960

North Mara (84%)	230 - 260	1,120 - 1,200	900 - 960	1,240 - 1,320

Bulyanhulu (84%)	160 - 190	1,230 - 1,310	880 - 940	1,160 - 1,240

Tongon (89.7%)	180 - 210	1,260 - 1,340	1,070 - 1,130	1,240 - 1,320

Africa & Middle East	1,450 - 1,600	1,130 - 1,210	820 - 880	1,080 - 1,160

Total Attributable to Barrick[e,f,g]	4,200 - 4,600	1,170 - 1,250	820 - 880	1,170 - 1,250

	2023 forecast attributable production (M lbs)	2023 forecast cost of sales[a] ($/lb)	2023 forecast C1 cash costs[b] ($/lb)	2023 forecast all-in sustaining costs[b] ($/lb)

Copper

Lumwana	260 - 290	2.45 - 2.75	2.00 - 2.20	3.20 - 3.50

Zaldívar (50%)	100 - 110	3.40 - 3.70	2.60 - 2.80	2.90 - 3.20

Jabal Sayid (50%)	65 - 75	1.80 - 2.10	1.50 - 1.70	1.60 - 1.90

Total Copper[g]	420 - 470	2.60 - 2.90	2.05 - 2.25	2.95 - 3.25

a.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 76 of this MD&A.
c.	Includes Goldrush.
d.

Porgera was placed on temporary care and maintenance on April 25, 2020 and remains excluded from our 2023 guidance. We expect to update our guidance to include Porgera following both the execution of landowner compensation agreements and the finalization of a timeline for the resumption of full mine operations. The granting of the new SML to New Porgera Limited reduced Barrick’s interest in the future production of the Porgera mine from 47.5% to 24.5%. Refer to page 9 for further details.

e.	Total cash costs and all-in sustaining costs per ounce include costs allocated to non-operating sites.
f.

Operating division guidance ranges reflect expectations at each individual operating division and may not add up to the company-wide guidance range total. Guidance ranges exclude Pierina which is producing incidental ounces while in closure.

g.	Includes corporate administration costs.

BARRICK THIRD QUARTER 2023	14	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Production and Cost Summary - Gold

	For the three months ended
	9/30/23	6/30/23	% Change	9/30/22	% Change

Nevada Gold Mines LLC (61.5%)[a]

Gold produced (000s oz)	478	458	4%	425	12%

Cost of sales ($/oz)	1,273	1,357	(6)%	1,242	2%

Total cash costs ($/oz)[b]	921	1,009	(9)%	924	0%

All-in sustaining costs ($/oz)[b]	1,286	1,388	(7)%	1,333	(4)%

Carlin (61.5%)

Gold produced (000s oz)	230	248	(7)%	229	0%

Cost of sales ($/oz)	1,166	1,240	(6)%	1,137	3%

Total cash costs ($/oz)[b]	953	1,013	(6)%	943	1%

All-in sustaining costs ($/oz)[b]	1,409	1,407	0%	1,304	8%

Cortez (61.5%)[c]

Gold produced (000s oz)	137	110	25%	98	40%

Cost of sales ($/oz)	1,246	1,346	(7)%	1,056	18%

Total cash costs ($/oz)[b]	840	972	(14)%	770	9%

All-in sustaining costs ($/oz)[b]	1,156	1,453	(20)%	1,426	(19)%

Turquoise Ridge (61.5%)

Gold produced (000s oz)	83	68	22%	62	34%

Cost of sales ($/oz)	1,300	1,466	(11)%	1,509	(14)%

Total cash costs ($/oz)[b]	938	1,088	(14)%	1,105	(15)%

All-in sustaining costs ($/oz)[b]	1,106	1,302	(15)%	1,423	(22)%

Phoenix (61.5%)

Gold produced (000s oz)	26	29	(10)%	30	(13)%

Cost of sales ($/oz)	2,235	2,075	8%	1,964	14%

Total cash costs ($/oz)[b]	1,003	948	6%	953	5%

All-in sustaining costs ($/oz)[b]	1,264	1,132	12%	1,084	17%

Long Canyon (61.5%)

Gold produced (000s oz)	2	3	(33)%	6	(67)%

Cost of sales ($/oz)	1,832	1,640	12%	1,769	4%

Total cash costs ($/oz)[b]	778	637	22%	662	18%

All-in sustaining costs ($/oz)[b]	831	677	23%	684	21%

Pueblo Viejo (60%)

Gold produced (000s oz)	79	77	3%	121	(35)%

Cost of sales ($/oz)	1,501	1,344	12%	1,097	37%

Total cash costs ($/oz)[b]	935	840	11%	733	28%

All-in sustaining costs ($/oz)[b]	1,280	1,219	5%	1,063	20%

Loulo-Gounkoto (80%)

Gold produced (000s oz)	142	141	1%	130	9%

Cost of sales ($/oz)	1,087	1,150	(5)%	1,220	(11)%

Total cash costs ($/oz)[b]	773	801	(3)%	845	(9)%

All-in sustaining costs ($/oz)[b]	1,068	1,245	(14)%	1,216	(12)%

Kibali (45%)

Gold produced (000s oz)	99	87	14%	83	19%

Cost of sales ($/oz)	1,152	1,269	(9)%	1,047	10%

Total cash costs ($/oz)[b]	694	797	(13)%	731	(5)%

All-in sustaining costs ($/oz)[b]	801	955	(16)%	876	(9)%

Veladero (50%)

Gold produced (000s oz)	55	54	2%	41	34%

Cost of sales ($/oz)	1,376	1,424	(3)%	1,430	(4)%

Total cash costs ($/oz)[b]	988	999	(1)%	893	11%

All-in sustaining costs ($/oz)[b]	1,314	1,599	(18)%	1,570	(16)%

Porgera (47.5%)[d]

Gold produced (000s oz)	—	—	— %	—	— %

Cost of sales ($/oz)	—	—	— %	—	— %

Total cash costs ($/oz)[b]	—	—	— %	—	— %

All-in sustaining costs ($/oz)[b]	—	—	— %	—	— %

BARRICK THIRD QUARTER 2023	15	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Production and Cost Summary - Gold (continued)

	For the three months ended
	9/30/23	6/30/23	% Change	9/30/22	% Change

Tongon (89.7%)

Gold produced (000s oz)	47	44	7%	41	15%

Cost of sales ($/oz)	1,423	1,514	(6)%	1,744	(18)%

Total cash costs ($/oz)[b]	1,217	1,380	(12)%	1,462	(17)%

All-in sustaining costs ($/oz)[b]	1,331	1,465	(9)%	1,607	(17)%

Hemlo

Gold produced (000s oz)	31	35	(11)%	28	11%

Cost of sales ($/oz)	1,721	1,562	10%	1,670	3%

Total cash costs ($/oz)[b]	1,502	1,356	11%	1,446	4%

All-in sustaining costs ($/oz)[b]	1,799	1,634	10%	1,865	(4)%

North Mara (84%)

Gold produced (000s oz)	62	64	(3)%	71	(13)%

Cost of sales ($/oz)	1,244	1,208	3%	956	30%

Total cash costs ($/oz)[b]	999	942	6%	737	36%

All-in sustaining costs ($/oz)[b]	1,429	1,355	5%	951	50%

Bulyanhulu (84%)

Gold produced (000s oz)	46	49	(6)%	48	(4)%

Cost of sales ($/oz)	1,261	1,231	2%	1,229	3%

Total cash costs ($/oz)[b]	859	850	1%	898	(4)%

All-in sustaining costs ($/oz)[b]	1,132	1,105	2%	1,170	(3)%

Total Attributable to Barrick[e]

Gold produced (000s oz)	1,039	1,009	3%	988	5%

Cost of sales ($/oz)[f]	1,277	1,323	(3)%	1,226	4%

Total cash costs ($/oz)[b]	912	963	(5)%	891	2%

All-in sustaining costs ($/oz)[b]	1,255	1,355	(7)%	1,269	(1)%

a.	These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon.
b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 76 of this MD&A.
c.	Includes Goldrush.
d.	As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data is provided.
e.	Excludes Pierina, which is producing incidental ounces while in closure.
f.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

BARRICK THIRD QUARTER 2023	16	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Production and Cost Summary - Copper

	For the three months ended

	9/30/23	6/30/23	% Change	9/30/22	% Change

Lumwana

Copper production (millions lbs)	72	67	7%	82	(12)%

Cost of sales ($/lb)	2.48	2.80	(11)%	2.19	13%

C1 cash costs ($/lb)[a]	1.86	2.30	(19)%	1.78	4%

All-in sustaining costs ($/lb)[a]	3.41	3.29	4%	3.50	(3)%

Zaldívar (50%)

Copper production (millions lbs)	22	22	0%	23	(4)%

Cost of sales ($/lb)	3.86	3.89	(1)%	3.20	21%

C1 cash costs ($/lb)[a]	2.99	3.02	(1)%	2.45	22%

All-in sustaining costs ($/lb)[a]	3.39	3.73	(9)%	2.94	15%

Jabal Sayid (50%)

Copper production (millions lbs)	18	18	0%	18	0%

Cost of sales ($/lb)	1.72	1.61	7%	1.58	9%

C1 cash costs ($/lb)[a]	1.45	1.26	15%	1.41	3%

All-in sustaining costs ($/lb)[a]	1.64	1.42	15%	1.52	8%

Total Copper

Copper production (millions lbs)	112	107	5%	123	(9)%

Cost of sales ($/lb)[b]	2.68	2.84	(6)%	2.30	17%

C1 cash costs ($/lb)[a]	2.05	2.28	(10)%	1.86	10%

All-in sustaining costs ($/lb)[a]	3.23	3.13	3%	3.13	3%

a.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 76 of this MD&A.
b.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Operating Performance

In the first quarter of 2023, we re-evaluated our reportable operating segments and started detailed reporting on our interest in Lumwana and no longer provide detailed reporting on our interest in Veladero. As a result, our presentation of reportable operating segments consists of eight gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, North Mara and Bulyanhulu) and one copper mine (Lumwana). The remaining operating segments, including our remaining gold and copper mines, have been grouped into an “Other Mines” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

BARRICK THIRD QUARTER 2023	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Nevada Gold Mines (61.5%)a, Nevada, USA

Summary of Operating and Financial Data

		For the three months ended				For the nine months ended

	9/30/23	6/30/23	% Change	9/30/22	% Change	9/30/23	9/30/22	% Change

Total tonnes mined (000s)	42,953	45,386	(5)%	43,388	(1)%	124,840	134,093	(7)%

Open pit ore	8,374	8,311	1%	5,307	58%	22,367	16,290	37%

Open pit waste	33,171	35,741	(7)%	36,701	(10)%	98,484	113,673	(13)%

Underground	1,408	1,334	6%	1,380	2%	3,989	4,130	(3)%

Average grade (grams/tonne)

Open pit mined	0.80	1.20	(33)%	1.47	(46)%	1.04	1.12	(7)%

Underground mined	9.28	8.75	6%	8.61	8%	8.88	8.86	0%

Processed	1.99	2.17	(8)%	2.69	(26)%	2.14	2.49	(14)%

Ore tonnes processed (000s)	10,014	9,054	11%	7,594	32%	26,435	24,821	7%

Oxide mill	2,299	2,385	(4)%	3,037	(24)%	7,409	9,018	(18)%

Roaster	1,364	1,199	14%	1,408	(3)%	3,568	4,141	(14)%

Autoclave	959	808	19%	1,172	(18)%	2,483	3,346	(26)%

Heap leach	5,392	4,662	16%	1,977	173%	12,975	8,316	56%

Recovery rate[b]	85%	83%	2%	78%	9%	83%	77%	8%

Oxide Mill[b]	82%	77%	6%	71%	15%	78%	71%	10%

Roaster	86%	86%	0%	86%	0%	86%	85%	1%

Autoclave	84%	81%	4%	66%	27%	82%	65%	26%

Gold produced (000s oz)	478	458	4%	425	12%	1,352	1,346	0%

Oxide mill	96	86	12%	79	22%	285	223	28%

Roaster	228	247	(8)%	236	(3)%	657	707	(7)%

Autoclave	106	90	18%	83	28%	278	263	6%

Heap leach	48	35	37%	27	78%	132	153	(14)%

Gold sold (000s oz)	480	458	5%	424	13%	1,349	1,345	0%

Revenue ($ millions)	945	922	2%	744	27%	2,674	2,510	7%

Cost of sales ($ millions)	614	624	(2)%	531	16%	1,844	1,630	13%

Income ($ millions)	314	287	9%	215	46%	790	880	(10)%

EBITDA ($ millions)[c]	460	425	8%	332	39%	1,214	1,269	(4)%

EBITDA margin[d]	49%	46%	7%	45%	9%	45%	51%	(12)%

Capital expenditures ($ millions)	213	208	2%	191	12%	590	538	10%

Minesite sustaining[c]	162	162	0%	163	(1)%	461	456	1%

Project[c]	51	46	11%	28	82%	129	82	57%

Cost of sales ($/oz)	1,273	1,357	(6)%	1,242	2%	1,359	1,193	14%

Total cash costs ($/oz)[c]	921	1,009	(9)%	924	0%	998	865	15%

All-in sustaining costs ($/oz)[c]	1,286	1,388	(7)%	1,333	(4)%	1,366	1,227	11%

All-in costs ($/oz)[c]	1,389	1,489	(7)%	1,398	(1)%	1,461	1,288	13%

a.

Barrick is the operator of NGM and owns 61.5%, with Newmont Corporation owning the remaining 38.5%. NGM is accounted for as a subsidiary with a 38.5% non-controlling interest. These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon.

b.	Excludes the Gold Quarry (Mill 5) concentrator.
c.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 76 of this MD&A.
d.	Represents EBITDA divided by revenue.

NGM includes Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon. Barrick is the operator of the joint venture and owns 61.5%, with Newmont owning the remaining 38.5%. Refer to the following pages for a detailed discussion of each minesite’s results.

BARRICK THIRD QUARTER 2023	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Carlin (61.5%), Nevada, USA

Summary of Operating and Financial Data

		For the three months ended				For the nine months ended

	9/30/23	6/30/23	% Change	9/30/22	% Change	9/30/23	9/30/22	% Change

Total tonnes mined (000s)	19,674	18,690	5%	17,574	12%	52,721	56,125	(6)%

Open pit ore	600	1,641	(63)%	2,274	(74)%	3,328	4,738	(30)%

Open pit waste	18,271	16,290	12%	14,524	26%	47,115	48,900	(4)%

Underground	803	759	6%	776	3%	2,278	2,487	(8)%

Average grade (grams/tonne)

Open pit mined	1.50	2.80	(46)%	2.34	(36)%	2.46	1.77	39%

Underground mined	7.98	7.76	3%	7.98	0%	7.82	8.07	(3)%

Processed	4.74	4.55	4%	3.42	39%	4.48	3.41	31%

Ore tonnes processed (000s)	1,707	2,072	(18)%	2,902	(41)%	5,416	8,988	(40)%

Oxide mill	0	0	0%	618	(100)%	377	1,831	(79)%

Roasters	1,219	1,047	16%	1,161	5%	3,118	3,402	(8)%

Autoclave	349	384	(9)%	555	(37)%	821	1,672	(51)%

Heap leach	139	641	(78)%	568	(76)%	1,100	2,083	(47)%

Recovery rate[a]	85%	84%	1%	78%	9%	84%	77%	9%

Roasters	86%	86%	0%	85%	1%	86%	85%	1%

Autoclave	80%	69%	16%	47%	70%	74%	44%	68%

Gold produced (000s oz)	230	248	(7)%	229	0%	644	701	(8)%

Oxide mill	0	0	0%	10	(100)%	4	32	(88)%

Roasters	194	213	(9)%	184	5%	558	559	0%

Autoclave	27	26	4%	24	13%	58	72	(19)%

Heap leach	9	9	0%	11	(18)%	24	38	(37)%

Gold sold (000s oz)	238	243	(2)%	226	5%	645	702	(8)%

Revenue ($ millions)	461	479	(4)%	390	18%	1,254	1,285	(2)%

Cost of sales ($ millions)	282	304	(7)%	261	8%	828	772	7%

Income ($ millions)	174	169	3%	123	41%	409	514	(20)%

EBITDA ($ millions)[b]	225	225	0%	168	34%	555	651	(15)%

EBITDA margin[c]	49%	47%	4%	43%	14%	44%	51%	(14)%

Capital expenditures ($ millions)	103	90	14%	76	36%	265	221	20%

Minesite sustaining[b]	103	90	14%	76	36%	265	221	20%

Project[b]	0	0	0%	0	0%	0	0	0%

Cost of sales ($/oz)	1,166	1,240	(6)%	1,137	3%	1,266	1,064	19%

Total cash costs ($/oz)[b]	953	1,013	(6)%	943	1%	1,042	877	19%

All-in sustaining costs ($/oz)[b]	1,409	1,407	0%	1,304	8%	1,480	1,211	22%

All-in costs ($/oz)[b]	1,409	1,407	0%	1,304	8%	1,480	1,211	22%

a.	Excludes the Gold Quarry (Mill 5) concentrator.
b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 76 of this MD&A.
c.	Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended

	9/30/23	6/30/23

LTI	2	1

LTIFR[3]	1.02	1.07

TRIFR[3]	2.47	1.93

Class 1[4] environmental incidents	0	0

Financial Results

Q3 2023 compared to Q2 2023

Carlin’s income for the third quarter of 2023 was 3% higher than the prior quarter primarily due to a lower cost of sales per ounce2, partially offset by marginally lower sales volumes and a lower realized gold price1.

Gold production in the third quarter of 2023 was 7% lower compared to the prior quarter primarily due to the lower average grade processed at the roasters. This was mainly driven by lower open pit ore tonnes mined at a lower average grade as mining in the Goldstar open pit was substantially completed early in the third quarter, leading to a higher proportion of lower grade stockpile tonnes processed at the roasters. This was partially offset by an increase in underground ore tonnes mined and processed

BARRICK THIRD QUARTER 2023	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

and at a higher average grade. In addition, throughput and recovery were also higher compared to the prior quarter.

Total tonnes mined were 5% higher compared to the prior quarter, primarily driven by open pit sequencing per the mine plan. Open pit waste tonnes increased from both the Gold Quarry and the next phase of South Arturo. Open pit ore tonnes and grade mined were 63% and 46% lower, respectively, compared to the prior quarter, driven by a decrease in ore tonnes and grades at both Gold Quarry and South Arturo. At Gold Quarry, mining was slower than planned due to geotechnical impacts on the highwall and working through historic underground workings. This was combined with lower tonnes mined at the Goldstar open pit as mining of phase 4 was substantially completed early in the third quarter, with only small ramp retreats remaining. Underground tonnes mined were 6% higher than the prior quarter, due to mine sequencing and productivity improvements across Carlin’s underground operations while the average grade mined was slightly higher than the prior quarter.

Cost of sales per ounce2 and total cash costs per ounce1 in the third quarter of 2023 were both 6% lower than the prior quarter, largely reflecting reduced operating and maintenance costs, combined with higher capitalized waste stripping. This was partially offset by the lower average grade processed. In the third quarter of 2023, all-in sustaining costs per ounce1 were in line with the prior quarter as lower total cash costs per ounce1 was offset by higher minesite sustaining capital expenditures1.

Capital expenditures in the third quarter of 2023 increased by 14% compared to prior quarter, primarily due to higher capitalized waste stripping and underground development as per the mine plan.

Q3 2023 compared to Q3 2022

Carlin’s income for the three month period ended September 30, 2023 was 41% higher than the same prior year period due to higher sales volumes and a higher realized gold price1, partially offset by a higher cost of sales per ounce2.

Gold production for the three month period ended September 30, 2023 was in line with the same prior year period as increased production at the roasters and autoclave, owing to higher grades and throughput at the roasters and higher recoveries at the autoclave, was offset by the closure of the Gold Quarry concentrator at the end of the first quarter of 2023.

Total tonnes mined were 12% higher than the same prior year period with waste stripping ramping up at the next phase of South Arturo, whereas there was no mining at South Arturo in the same prior year period. This was offset by lower tonnes mined at Goldstar as mining of phase 4 was substantially completed at the beginning of the third quarter and the completion of the Goldstrike 5th NW pit in the fourth quarter of 2022. Average open pit mined grade decreased by 36% compared to the same prior year period, primarily due to completion of mining at the Goldstrike 5th NW pit. Underground tonnes mined were 3% higher while grade was in line with the same prior year period, driven by a change in the mix of ore sources across the different underground operations, as per the mine plan.

Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended September 30, 2023 were 3% and 1% higher, respectively, than the same prior year period, primarily due to higher maintenance costs related to timing. For the three month period ended September 30, 2023, all-in sustaining costs per ounce1 increased by 8% compared to the same prior year period, mainly due to higher total cash costs per ounce1, combined with higher minesite sustaining capital expenditures1.

Capital expenditures in the third quarter of 2023 were 36% higher compared with the same prior year period, mainly due to higher capitalized waste stripping and underground development as per the mine plan.

YTD 2023 compared to YTD 2022

Carlin’s income for the nine month period ended September 30, 2023 was 20% lower than the same prior year period, mainly due to lower sales volume and an increase in cost of sales per ounce2. This was partially offset by a higher realized gold price1.

Gold production for the nine month period ended September 30, 2023 was 8% lower than the same prior year period, mainly due to the closure of the Gold Quarry concentrator at the end of the first quarter of 2023, combined with lower leach production driven by the leach cycle. In addition, production was impacted by the autoclave conversion from RIL to CIL in the first quarter of 2023 and the planned maintenance shutdowns at both roasters that occurred earlier in 2023. This was partially offset by a higher average grade processed.

Total tonnes mined decreased by 6% compared to the same prior year period. At the open pit operations, waste tonnes mined were lower, primarily driven by record snowfall levels impacting the first quarter of 2023, as well as open pit sequencing per the mine plan. This was partially offset by an increase in ore tonnes mined from the Goldstar open pit, where mining continued to advance in ore, resulting in lower waste tonnes mined compared to the same prior year period. In addition, waste stripping ramped-up at the next phase of South Arturo whereas there was no mining at South Arturo in the same prior year period. Average open pit mined grade increased by 39% compared to the same prior year period, primarily due to the progression of mining in the Gold Quarry and Goldstar open pits. Underground tonnes and grade mined were 8% and 3% lower, respectively, compared to the same prior year period, driven by a change in the mix of ore sources across the different underground operations, as per the mine plan.

Cost of sales per ounce2 and total cash costs per ounce1 for the nine month period ended September 30, 2023 were both 19% higher than the same prior year period, due to higher maintenance costs driven by the planned shutdowns at both roasters in 2023, higher maintenance costs related to the open pit trucks that are scheduled to be replaced in 2024, combined with the impact of lower sales volumes. For the nine month period ended September 30, 2023, all-in sustaining costs per ounce1 were 22% higher than the same prior year period, mainly due to higher total cash costs per ounce1, combined with higher minesite sustaining capital expenditures1.

Capital expenditures for the nine month period ended September 30, 2023 increased by 20%, primarily due to the continuing advancement of projects related to processing facilities and underground development, along with the timing of open pit and underground mobile equipment deliveries across Carlin’s mining operations.

BARRICK THIRD QUARTER 2023	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Cortez (61.5%)a, Nevada, USA

Summary of Operating and Financial Data

		For the three months ended				For the nine months ended

	9/30/23	6/30/23	% Change	9/30/22	% Change	9/30/23	9/30/22	% Change

Total tonnes mined (000s)	16,613	20,143	(18)%	18,896	(12)%	52,082	55,124	(6)%

Open pit ore	5,168	4,104	26%	540	857%	11,444	3,247	252%

Open pit waste	11,062	15,682	(29)%	17,993	(39)%	39,600	50,898	(22)%

Underground	383	357	7%	363	6%	1,038	979	6%

Average grade (grams/tonne)

Open pit mined	0.76	0.79	(4)%	0.44	73%	0.78	0.85	(8)%

Underground mined	9.65	9.21	5%	9.43	2%	9.41	9.58	(2)%

Processed	1.17	1.21	(3)%	3.21	(64)%	1.31	2.29	(43)%

Ore tonnes processed (000s)	5,266	3,973	33%	1,092	382%	11,776	4,536	160%

Oxide mill	627	630	0%	617	2%	1,821	1,899	(4)%

Roasters	145	152	(5)%	247	(41) %	450	739	(39)%

Heap leach	4,494	3,191	41%	228	1,871%	9,505	1,898	401%

Recovery rate	86%	82%	5%	81%	6%	84%	80%	5%

Oxide Mill	85%	80%	6%	72%	18%	82%	71%	15%

Roasters	88%	87%	1%	88%	0%	87%	88%	(1)%

Gold produced (000s oz)	137	110	25%	98	40%	387	310	25%

Oxide Mill	67	55	22%	38	76%	191	105	82%

Roasters	33	33	0%	52	(37)%	97	148	(34)%

Heap leach	37	22	68%	8	363%	99	57	74%

Gold sold (000s oz)	135	112	21%	99	36%	384	312	23%

Revenue ($ millions)	259	220	18%	169	53%	741	568	30%

Cost of sales ($ millions)	168	150	12%	105	60%	500	347	44%

Income ($ millions)	87	66	32%	62	40%	231	214	8%

EBITDA ($ millions)[b]	141	107	32%	90	57%	382	310	23%

EBITDA margin[c]	54%	49%	10%	53%	2%	52%	55%	(5)%

Capital expenditures ($ millions)	56	68	(18)%	80	(30)%	180	209	(14)%

Minesite sustaining[b]	38	50	(24)%	63	(40)%	129	165	(22)%

Project[b]	18	18	0%	17	6%	51	44	16%

Cost of sales ($/oz)	1,246	1,346	(7)%	1,056	18%	1,303	1,112	17%

Total cash costs ($/oz)[b]	840	972	(14)%	770	9%	905	800	13%

All-in sustaining costs ($/oz)[b]	1,156	1,453	(20)%	1,426	(19)%	1,270	1,355	(6)%

All-in costs ($/oz)[b]	1,290	1,618	(20)%	1,602	(19)%	1,404	1,498	(6)%

a.	Includes Goldrush.
b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 76 of this MD&A.
c.	Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended

	9/30/23	6/30/23

LTI	0	1

LTIFR[3]	0	0.94

TRIFR[3]	0.93	1.88

Class 1[4] environmental incidents	0	0

Financial Results

Q3 2023 compared to Q2 2023

Cortez’s income for the third quarter of 2023 was 32% higher than the prior quarter due to higher sales volumes and lower cost of sales per ounce2, partially offset by a lower realized gold price1.

Gold production in the third quarter of 2023 was 25% higher than the prior quarter, resulting from higher production sourced from ore mined at the Crossroads open pit, and processed at both at the oxide mill and the leach pad. Additional oxide mill ounces were also produced from Cortez Hills underground combined with higher refractory production from both CHUG and the Goldrush bulk sample.

Total tonnes mined were 18% lower compared to the prior quarter primarily driven by lower waste tonnes mined at the open pits. Open pit ore tonnes mined were 26% higher than the prior quarter with the average grade mined 4% lower. This was mainly due to mine sequencing

BARRICK THIRD QUARTER 2023	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

at both Crossroads and Cortez Pits. Underground tonnes mined were 7% higher than the prior quarter, driven by the mine sequence and planned major maintenance performed on the Cortez Hills conveyor, which was completed in the second quarter. Underground grades mined were 5% higher than the prior quarter.

Cost of sales per ounce2 and total cash costs per ounce1 in the third quarter of 2023 were 7% and 14% lower, respectively, than the prior quarter, primarily due to a higher proportion of lower cost oxide ounces in the sales mix, lower operating and maintenance costs on refractory production, partially offset by higher fuel prices. In the third quarter of 2023, all-in sustaining costs per ounce1 were 20% lower than the prior quarter, driven by lower total cash costs per ounce1, combined with decreased minesite sustaining capital expenditures1.

Capital expenditures in the third quarter of 2023 were 18% lower than the prior quarter, primarily due to lower minesite sustaining expenditures1. Minesite sustaining capital expenditures1 were 24% lower compared to the prior quarter, mainly due to lower capitalized waste stripping and a reduction in the number of new haul trucks commissioned.

Q3 2023 compared to Q3 2022

Cortez’s income for the three month period ended September 30, 2023 was 40% higher than the same prior year period, primarily due to a higher sales volume and a higher realized gold price1, partially offset by a higher cost of sales per ounce2.

Gold production for the three month period ended September 30, 2023 was 40% higher than the same prior year period, primarily driven by higher production sourced from ore mined at the Crossroads open pit, and processed at both at the oxide mill and the leach pad. This was combined with higher underground production, slightly offset by lower refractory ore sourced from the Pipeline open pit.

Total tonnes mined were 12% lower compared to the same prior year period, driven by lower open pit waste tonnes mined, partially offset by higher open pit ore tonnes mined and improved underground performance. Open pit ore tonnes and grade mined were almost nine times higher and 73% higher, respectively, compared to the same prior year period, driven by mine plan sequencing at Crossroads and the development of Cortez Pits. Underground tonnes mined increased by 6% over the same prior year period, primarily driven by Cortez Hills underground and increased development activity at Goldrush underground.

Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended September 30, 2023 were 18% and 9% higher, respectively, than the same prior year period, due to lower grades processed, reflecting a substantially higher proportion of ounces sourced from the open pit operations. For the three month period ended September 30, 2023, all-in sustaining costs per ounce1 decreased by 19% compared to the same prior year period, due to lower minesite sustaining capital expenditures, partially offset by higher total cash costs per ounce1.

Capital expenditures for the three month period ended September 30, 2023 decreased by 30% from the same prior year period, due to lower minesite sustaining capital expenditures1, while project capital expenditures1 were slightly higher than the prior year period. Minesite sustaining capital expenditures1 were 40% lower than the same prior year period resulting from lower capitalized waste stripping, primarily at Crossroads. Project capital expenditures1 were 6% higher than the same prior year period due to increased activity at Goldrush.

YTD 2023 compared to YTD 2022

Cortez’s income for the nine month period ended September 30, 2023 was 8% higher than the same prior year period, primarily due to higher sales volume and a higher realized gold price1, partially offset by a higher cost of sales per ounce2.

Gold production for the nine month period ended September 30, 2023 was 25% higher than the same prior year period. This was primarily driven by higher oxide ore tonnes mined and processed from Crossroads and Cortez Hills underground (at a higher recovery rate), combined with higher heap leach production. This was partially offset by a decrease in refractory ore shipped and processed at the Carlin roasters.

Total tonnes mined were 6% lower than the same prior year period primarily due to lower open pit waste mined. Open pit ore tonnes mined were 252% higher compared to the same prior year period, primarily driven by the transition from the Pipeline pit, which ceased mining operations in the first quarter of 2022, to the next phases at Crossroads and Cortez Pits which have predominantly been mining in ore this year. Underground tonnes mined increased by 6% over the same prior year period, driven by Cortez Hills underground and increased development activity at Goldrush.

Cost of sales per ounce2 and total cash costs per ounce1 for the nine month period ended September 30, 2023 were 17% and 13% higher, respectively, than the same prior year period due to lower grades processed, reflecting a higher proportion of ounces sourced from the open pit operations, combined with lower capitalized waste stripping. For the nine month period ended September 30, 2023, all-in sustaining costs per ounce1 decreased by 6% compared to the same prior year period, due to lower minesite sustaining capital expenditures1, partially offset by higher total cash costs per ounce1.

Capital expenditures for the nine month period ended September 30, 2023 decreased by 14% from the same prior year period, due to lower minesite sustaining capital expenditures1, partially offset by higher project capital expenditures1. Minesite sustaining capital expenditures1 were 22% lower compared to the same prior year period, primarily due to a decrease in capitalized waste stripping at Crossroads. Project capital expenditures1 were 16% higher due to increased activity at Goldrush.

BARRICK THIRD QUARTER 2023	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Turquoise Ridge (61.5%), Nevada, USA

Summary of Operating and Financial Data

		For the three months ended				For the nine months ended

	9/30/23	6/30/23	% Change	9/30/22	% Change	9/30/23	9/30/22	% Change

Total tonnes mined (000s)	222	218	2%	241	(8)%	673	687	(2)%

Open pit ore	0	0	0%	0	0%	0	24	(100)%

Underground	222	218	2%	241	(8)%	673	663	2%

Average grade (grams/tonne)

Open pit mined	n/a	n/a	n/a	n/a	n/a	n/a	1.52	n/a

Underground mined	12.73	11.22	13%	9.48	34%	11.36	10.76	6%

Processed	4.37	4.85	(10)%	3.61	21%	4.29	4.06	6%

Ore tonnes processed (000s)	704	504	40%	699	1%	1,937	1,939	0%

Oxide Mill	94	80	18%	82	15%	275	265	4%

Autoclave	610	424	44%	617	(1)%	1,662	1,674	(1)%

Recovery rate	86%	87%	(1)%	78%	10%	85%	80%	6%

Oxide Mill	87%	85%	2%	89%	(2)%	86%	83%	4%

Autoclave	86%	87%	(1)%	78%	10%	85%	79%	8%

Gold produced (000s oz)	83	68	22%	62	34%	232	204	14%

Oxide Mill	4	3	33%	1	300%	10	7	43%

Autoclave	79	64	23%	59	34%	220	191	15%

Heap leach	0	1	(100)%	2	(100)%	2	6	(67)%

Gold sold (000s oz)	78	72	8%	64	22%	232	204	14%

Revenue ($ millions)	150	143	5%	108	39%	449	371	21%

Cost of sales ($ millions)	101	106	(5)%	95	6%	323	286	13%

Income ($ millions)	49	35	40%	11	345%	124	81	53%

EBITDA ($ millions)[a]	77	61	26%	36	114%	209	159	31%

EBITDA margin[b]	51%	43%	19%	33%	55%	47%	43%	9%

Capital expenditures ($ millions)	13	15	(13)%	28	(54)%	49	74	(34)%

Minesite sustaining[a]	12	14	(14)%	19	(37)%	44	52	(15)%

Project[a]	1	1	0%	9	(89)%	5	22	(77)%

Cost of sales ($/oz)	1,300	1,466	(11)%	1,509	(14)%	1,391	1,403	(1)%

Total cash costs ($/oz)[a]	938	1,088	(14)%	1,105	(15)%	1,018	1,015	0%

All-in sustaining costs ($/oz)[a]	1,106	1,302	(15)%	1,423	(22)%	1,225	1,292	(5)%

All-in costs ($/oz)[a]	1,114	1,310	(15)%	1,559	(29)%	1,242	1,398	(11)%

[a].	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 76 of this MD&A.
[b].	Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended

	9/30/23	6/30/23

LTI	2	1

LTIFR[3]	3.23	1.59

TRIFR[3]	8.09	1.59

Class 1[4] environmental incidents	0	0

Financial Results

Q3 2023 compared to Q2 2023

Turquoise Ridge’s income for the third quarter of 2023 was 40% higher than the prior quarter due to higher sales volume and a lower cost of sales per ounce2, partially offset by a lower realized gold price1.

Gold production in the third quarter of 2023 was 22% higher than the prior quarter, mainly due to the Sage autoclave maintenance shutdown that took place in the second quarter. This allowed more open pit stockpiled tonnes to be processed which was also the driver behind the lower average grade processed.

Total tonnes mined were 2% higher than the prior quarter driven by improved production rates at the Turquoise Ridge underground, partially offset by lower tonnes from Vista underground. Grades mined increased by 13% compared to the prior quarter as per the mine sequence at both underground mines.

Cost of sales per ounce2 and total cash costs per ounce1 in the third quarter of 2023 were 11% and 14% lower, respectively, than the prior quarter, primarily due to the efficiencies of operating at a higher throughput level, combined with reduced autoclave maintenance costs and lower energy costs. All-in sustaining costs per ounce1 were 15% lower than the prior quarter, primarily reflecting lower total cash costs per ounce1 and lower minesite sustaining capital expenditures1.

Capital expenditures in the third quarter of 2023 were 13% lower than the prior quarter mainly due to decreased minesite sustaining capital expenditures1 resulting from lower underground development per the mine plan.

BARRICK THIRD QUARTER 2023	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Q3 2023 compared to Q3 2022

Turquoise Ridge’s income for the third quarter of 2023 was 345% higher than the same prior year period due to higher sales volumes, a lower cost of sales per ounce2, and a higher realized gold price1.

Gold production for the three month period ended September 30, 2023 was 34% higher than the same prior year period, primarily due to higher average grades processed, combined with higher recoveries at the Sage autoclave, which was positively impacted by improved carbon management.

Total tonnes mined were 8% lower relative to the same prior year period primarily due to lower Vista underground tonnes mined per the mine plan. Underground grades mined increased 34% compared to the prior quarter as per the mine plan.

Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended September 30, 2023 were 14% and 15% lower, respectively, than the same prior year period primarily owing to the higher grades processed and higher recoveries. All-in sustaining costs per ounce1 were 22% lower than the same prior year period, reflecting lower total cash costs per ounce1, combined with lower minesite sustaining capital expenditures1.

Capital expenditures for the three month period ended September 30, 2023 were 54% lower than the same prior year period due to lower minesite sustaining capital expenditures1 resulting from lower underground development as per the mine plan. This was combined with lower project capital expenditures1 as the Third Shaft was commissioned and substantially completed in the fourth quarter of 2022.

YTD 2023 compared to YTD 2022

Turquoise Ridge’s income for the nine month period ended September 30, 2023 was 53% higher than the same prior year period on higher sales volumes, a lower cost of sales per ounce2, and a higher realized gold price1.

Gold production for the nine month period ended September 30, 2023 was 14% higher compared to the same prior year period, primarily due to higher autoclave recoveries, which was positively impacted by improved carbon management, combined with higher average grades processed.

Cost of sales per ounce2 for the nine month period ended September 30, 2023 were 1% lower compared to the same prior year period due to higher grades processed and higher recoveries albeit this was largely offset by higher maintenance costs due to timing of plant shutdowns. Total cash costs per ounce1 were in line with the same prior year period. All-in sustaining costs per ounce1 decreased by 5% compared to the same prior year period, primarily due to lower minesite sustaining capital expenditures1.

Capital expenditures for the nine month period ended September 30, 2023 decreased by 34% compared to the same prior year period, mainly due to a decrease in project capital expenditures1 as the Third Shaft Project was largely completed by the end of 2022. This was combined with lower minesite sustaining capital expenditures1 due to lower underground development.

BARRICK THIRD QUARTER 2023	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Other Mines - Nevada Gold Mines

Summary of Operating and Financial Data

For the three months ended

	9/30/23					6/30/23
	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend- itures[b]	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend- itures[b]

Phoenix (61.5%)	26	2,235	1,003	1,264	6	29	2,075	948	1,132	5

Long Canyon (61.5%)	2	1,832	778	831	0	3	1,640	637	677	0

a.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 76 of this MD&A.
b.	Includes both minesite sustaining and project capital expenditures[1].

Phoenix (61.5%)

Gold production for Phoenix in the third quarter of 2023 was 10% lower compared to the prior quarter, mainly driven by a planned mill shutdown during the quarter, combined with slightly lower grades mined as per the mine plan. This was partially offset by higher recoveries related to ore chemistry.

Cost of sales per ounce2 and total cash costs per ounce1 in the third quarter of 2023 were 8% and 6% higher, respectively, than the prior quarter mainly due to the impact of lower grades. In the third quarter of 2023, all-in sustaining costs per ounce1 increased by 12% compared to the prior quarter due to higher total cash costs per ounce1, combined with higher minesite sustaining capital expenditures1.

Capital expenditures for the three month period ended September 30, 2023 were 20% higher compared to the prior quarter due to higher minesite sustaining capital expenditures1, partly offset by lower capitalized drilling.

Long Canyon (61.5%)

Mining of Phase 1 was completed in May 2022 and residual leaching commenced thereafter. We continue to work on options for Long Canyon, including a study for a potential underground option.

BARRICK THIRD QUARTER 2023	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Pueblo Viejo (60%)a, Dominican Republic

Summary of Operating and Financial Data

			For the three months ended			For the nine months ended

	9/30/23	6/30/23	% Change	9/30/22	% Change	9/30/23	9/30/22	% Change

Open pit tonnes mined (000s)	4,489	5,115	(12)%	5,380	(17)%	15,255	14,519	5%

Open pit ore	2,037	1,513	35%	1,853	10%	5,892	4,393	34%

Open pit waste	2,452	3,602	(32)%	3,527	(30)%	9,363	10,126	(8)%

Average grade (grams/tonne)

Open pit mined	2.25	1.89	19%	2.29	(2)%	2.00	2.46	(19)%

Processed	2.40	2.31	4%	2.89	(17)%	2.31	2.76	(16)%

Autoclave ore tonnes processed (000s)	1,404	1,206	16%	1,501	(6)%	3,987	4,316	(8)%

Recovery rate	70%	89%	(21)%	87%	(20)%	82%	86%	(5)%

Gold produced (000s oz)	79	77	3%	121	(35)%	245	330	(26)%

Gold sold (000s oz)	77	79	(3)%	124	(38)%	246	330	(25)%

Revenue ($ millions)	152	153	(1)%	212	(28)%	480	603	(20)%

Cost of sales ($ millions)	117	105	11%	136	(14)%	334	366	(9)%

Income ($ millions)	31	46	(33)%	70	(56)%	138	218	(37)%

EBITDA ($ millions)[b]	70	82	(15)%	109	(36)%	252	328	(23)%

EBITDA margin[c]	46%	54%	(15)%	51%	(10)%	53%	54%	(2)%

Capital expenditures ($ millions)	54	74	(27)%	101	(47)%	196	256	(23)%

Minesite sustaining[b]	26	29	(10)%	40	(35)%	86	96	(10)%

Project[b]	28	45	(38)%	61	(54)%	110	160	(31)%

Cost of sales ($/oz)	1,501	1,344	12%	1,097	37%	1,356	1,108	22%

Total cash costs ($/oz)[b]	935	840	11%	733	28%	824	714	15%

All-in sustaining costs ($/oz)[b]	1,280	1,219	5%	1,063	20%	1,185	1,015	17%

All-in costs ($/oz)[b]	1,640	1,788	(8)%	1,554	6%	1,630	1,500	9%

[a].

Barrick is the operator of Pueblo Viejo and owns 60%, with Newmont Corporation owning the remaining 40%. Pueblo Viejo is accounted for as a subsidiary with a 40% non-controlling interest. The results in the table and the discussion that follows are based on our 60% share only.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 76 of this MD&A.
c.	Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended
	9/30/23	6/30/23

LTI	0	0

LTIFR[3]	0.00	0.00

TRIFR[3]	0.50	1.03

Class 1[4] environmental incidents	0	0

Financial Results

Q3 2023 compared to Q2 2023

Pueblo Viejo’s income for the third quarter of 2023 was 33% lower than the prior quarter, mainly due to a higher cost of sales per ounce2, slightly lower sales volume and a lower realized gold price1.

Gold production in the third quarter of 2023 was 3% higher than the prior quarter, mainly due to higher throughput as result of the plant expansion ramp-up and higher grades processed, partially offset by lower recovery due to equipment stabilization in the flotation circuit.

Cost of sales per ounce2 and total cash costs per ounce1 for the third quarter of 2023 were 12% and 11% higher, respectively, compared to the prior quarter, mainly driven by higher electricity costs, lower margins achieved from third-party energy sales at the Quisqueya power plant and lower recoveries. This was partially offset by lower plant maintenance costs and higher by-product credits from silver sales. For the third quarter of 2023, all-in sustaining costs per ounce1 were 5% higher than the prior quarter, mainly due to higher total cash costs per ounce1, partially offset by lower minesite sustaining capital expenditures1.

Capital expenditures for the third quarter of 2023 decreased by 27% compared to the prior quarter, primarily due to lower project capital expenditures1 incurred on the plant expansion as the project nears completion, combined with lower minesite sustaining capital expenditures1.

Q3 2023 compared to Q3 2022

Pueblo Viejo’s income for the third quarter of 2023 was 56% lower than the same prior year period, driven by a higher costs of sales per ounce2 and lower sales volumes, partially offset by a higher realized gold price1.

Gold production for the three month period ended September 30, 2023 was 35% lower than the same prior year period due to lower recoveries due to equipment stabilization in the flotation circuit, lower grades processed (in line with the planned mining and stockpile feed sequence) and lower throughput resulting from tie-ins and equipment failures at the newly installed flotation circuits and SAG mill. We now expect to reach nameplate capacity for the expanded plant during the first quarter of 2024.

Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended September 30, 2023 were 37% and 28% higher, respectively, compared to the same prior year period. This was mainly due to the impact of lower grades processed and lower recoveries. For the three month period ended September 30, 2023, all-in sustaining costs per ounce1 were 20% higher than the same

BARRICK THIRD QUARTER 2023	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

prior year period mainly due to higher total cash costs per ounce1.

Capital expenditures for the three month period ended September 30, 2023 decreased by 47% compared to the same prior year period, primarily due to lower project capital expenditures1 incurred on the plant expansion as the project nears completion, and lower minesite sustaining capital expenditures1 mainly due to the purchase of new mining equipment in the same prior year period.

YTD 2023 compared to YTD 2022

Pueblo Viejo’s income for the nine month period ended September 30, 2023 was 37% lower than the same prior year period, primarily due to lower sales volume and a higher cost of sales per ounce2, partially offset by a higher realized gold price1.

Gold production for the nine month period ended September 30, 2023 was 26% lower than the same prior year period, primarily due to lower grades processed in line with the planned mining and stockpile feed sequence, as well as lower throughput and lower recoveries due to tie-in and commissioning work related to the plant expansion and subsequent equipment failures at the newly installed flotation circuits and SAG mill.

Cost of sales per ounce2 and total cash costs per ounce1 for the nine month period ended September 30, 2023 were 22% and 15% higher, respectively, than the same prior year period, primarily due to the impact of lower grades processed, lower throughput, lower recoveries, and higher input costs. For the nine month period ended September 30, 2023, all-in sustaining costs per ounce1 increased by 17% compared to the same prior year period, primarily reflecting the higher total cash costs per ounce1 and higher minesite sustaining capital expenditures1 on a per ounce basis.

Capital expenditures for the nine month period ended September 30, 2023 decreased by 23% compared to the same prior year period, primarily due to lower project capital expenditures1 incurred on the plant expansion. This was combined with lower minesite sustaining capital expenditures1 as a result of the purchase of new mining equipment in the prior year.

BARRICK THIRD QUARTER 2023	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Loulo-Gounkoto (80%)a, Mali

Summary of Operating and Financial Data

			For the three months ended			For the nine months ended

	9/30/23	6/30/23	% Change	9/30/22	% Change	9/30/23	9/30/22	% Change

Total tonnes mined (000s)	6,370	7,614	(16)%	7,271	(12)%	22,354	24,428	(8)%

Open pit ore	575	512	12%	643	(11)%	1,212	2,062	(41)%

Open pit waste	4,893	6,189	(21)%	5,800	(16)%	18,481	19,907	(7)%

Underground	902	913	(1)%	828	9%	2,661	2,459	8%

Average grade (grams/tonne)

Open pit mined	3.40	2.72	25%	2.59	31%	2.99	2.12	41%

Underground mined	5.05	5.05	0%	4.55	11%	5.23	4.59	14%

Processed	4.76	4.67	2%	4.34	10%	4.71	4.60	2%

Ore tonnes processed (000s)	1,012	1,018	(1)%	1,015	0%	3,036	3,028	0%

Recovery rate	91%	92%	(1)%	92%	(1)%	91%	91%	0%

Gold produced (000s oz)	142	141	1%	130	9%	420	408	3%

Gold sold (000s oz)	145	140	4%	129	12%	419	407	3%

Revenue ($ millions)	280	275	2%	221	27%	812	744	9%

Cost of sales ($ millions)	158	160	(1)%	157	1%	489	461	6%

Income ($ millions)	111	110	1%	60	85%	306	272	13%

EBITDA ($ millions)[b]	156	159	(2)%	108	44%	456	422	8%

EBITDA margin[c]	56%	58%	(3)%	49%	14%	56%	57%	(2)%

Capital expenditures ($ millions)	69	73	(5)%	65	6%	225	182	24%

Minesite sustaining[b]	43	61	(30)%	44	(2)%	147	116	27%

Project[b]	26	12	117%	21	24%	78	66	18%

Cost of sales ($/oz)	1,087	1,150	(5)%	1,220	(11)%	1,168	1,132	3%

Total cash costs ($/oz)[b]	773	801	(3)%	845	(9)%	809	763	6%

All-in sustaining costs ($/oz)[b]	1,068	1,245	(14)%	1,216	(12)%	1,166	1,067	9%

All-in costs ($/oz)[b]	1,249	1,335	(6)%	1,385	(10)%	1,353	1,230	10%

a.

Barrick owns 80% of Société des Mines de Loulo SA and Société des Mines de Gounkoto with the Republic of Mali owning 20%. Loulo-Gounkoto is accounted for as a subsidiary with a 20% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 80% share, inclusive of the impact of the purchase price allocation resulting from the merger with Randgold.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 76 of this MD&A.
c.	Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended
	9/30/23	6/30/23

LTI	1	0

LTIFR[3]	0.21	0.00

TRIFR[3]	0.64	0.68

Class 1[4] environmental incidents	0	0

On September 23, 2023, a tragic incident occurred at Loulo-Gounkoto, which resulted in the fatality of an employee. Please refer to page 10 for further details.

Financial Results

Q3 2023 compared to Q2 2023

Loulo-Gounkoto’s income for the third quarter of 2023 was 1% higher than the prior quarter mainly due to higher sales volumes and a lower cost of sales per ounce2, partially offset by a lower realized gold price1.

Gold production for the third quarter of 2023 was marginally higher than the prior quarter as higher grades processed was largely offset by lower throughput and recovery.

Cost of sales per ounce2 and total cash costs per ounce1 for the third quarter of 2023 were 5% and 3% lower, respectively, than the prior quarter, mainly due to the impact of higher grades processed and a lower strip ratio in the Gara West open pit. For the third quarter of 2023, all-in sustaining costs per ounce1 were 14% lower than the prior quarter, mainly due to decreased minesite sustaining capital expenditures1 and lower total cash costs per ounce1.

Capital expenditures for the third quarter of 2023 decreased by 5% compared to the prior quarter, mainly driven by lower minesite sustaining capital expenditures1, partially offset by higher project capital expenditures1. The decrease in minesite sustaining capital expenditures1 was primarily due to lower capitalized waste stripping in Gara West. Higher project capital expenditures1 were mainly due to the Yalea South project.

Q3 2023 compared to Q3 2022

Loulo-Gounkoto’s income for the third quarter of 2023 was 85% higher than the same prior year period, primarily due to a higher realized gold price1 and higher sales volumes, and a lower cost of sales per ounce2.

Gold production for the three month period ended September 30, 2023 was 9% higher compared to the same prior year period, mainly due to higher grades processed.

Cost of sales per ounce2 and total cash costs per ounce1 for the third quarter of 2023 were 11% and 9% lower, respectively, than the same prior year period mainly due to the impact of higher grades processed combined

BARRICK THIRD QUARTER 2023	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

with lower open pit mining costs and lower power costs. For the third quarter of 2023, all-in sustaining costs per ounce1 decreased by 12% compared to the same prior year period, reflecting the decrease in total cash costs per ounce1 and lower minesite sustaining capital expenditures1 on a per ounce basis.

Capital expenditures for the three month period ended September 30, 2023 increased by 6% compared to the same prior year period, driven by higher project capital expenditures1, while minesite sustaining capital expenditures1 remained relatively consistent with the same prior year period. The increase in project capital expenditures1 was driven by the Yalea South project.

YTD 2023 compared to YTD 2022

Loulo-Gounkoto’s income for the nine month period ended September 30, 2023 was 13% higher than the same prior year period, primarily due to higher sales volumes and a higher realized gold price1, partially offset by a higher cost of sales per ounce2.

Gold production for the nine month period ended September 30, 2023 was 3% higher than the same prior year period, primarily due to higher grades processed.

Cost of sales per ounce2 and total cash costs per ounce1 for the nine month period ended September 30, 2023 were 3% and 6% higher, respectively, than the same prior year period due to the impact of higher royalties resulting from the higher realized gold price1, combined with increased underground mining costs due to an increase in operating development meters partially offset by higher grade processed. For the nine month period ended September 30, 2023, all-in sustaining costs per ounce1 were 9% higher than the same prior year period, due to higher minesite sustaining capital expenditures1 and higher total cash costs per ounce1.

Capital expenditures in the nine month period ended September 30, 2023 increased by 24% compared to the same prior year period, driven by both higher minesite sustaining1 and project capital expenditures1. The higher minesite sustaining capital expenditures1 reflect increased expenditures on the tailings buttress project and new equipment purchases in the underground, partially offset by lower underground development capital reflecting the focus on operating development meters in the current period. The increase in project capital expenditures1 was driven by the Loulo-Gounkoto solar expansion and commencement of the Yalea South project.

Regulatory Matters

In August 2022, the Government of Mali announced that it would conduct an audit of the Malian gold mining industry, including the Loulo-Gounkoto complex. Barrick engaged with the government-appointed auditors and hosted the auditors at Loulo-Gounkoto for a site visit in November 2022. In April 2023, Barrick received a draft report containing the auditors’ preliminary findings. During the second quarter, Barrick responded to the draft report to challenge the auditors’ findings, which Barrick believes are without merit. Barrick has not received a copy of the final report.

In addition, in June 2023, the Government of Mali announced a plan to reform the Malian mining legislation. A new mining code and a law requiring local content in the mining sector were adopted in August 2023 but are not currently in force, pending the adoption of implementing decrees. Under the new mining code, pre-existing mining titles remain subject to the legal and contractual regime under which they were issued for the remainder of their current term.

BARRICK THIRD QUARTER 2023	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Kibali (45%)a, Democratic Republic of Congo

Summary of Operating and Financial Data

			For the three months ended			For the nine months ended

	9/30/23	6/30/23	% Change	9/30/22	% Change	9/30/23	9/30/22	% Change

Total tonnes mined (000s)	4,467	4,475	0%	4,138	8%	13,844	11,828	17%

Open pit ore	764	698	9%	561	36%	2,102	1,523	38%

Open pit waste	3,188	3,317	(4)%	3,126	2%	10,387	9,060	15%

Underground	515	460	12%	451	14%	1,355	1,245	9%

Average grade (grams/tonne)

Open pit mined	1.92	1.38	39%	1.44	33%	1.59	1.58	1%

Underground mined	5.28	5.37	(2)%	5.56	(5)%	5.05	5.59	(10)%

Processed	3.58	3.18	13%	3.26	10%	3.12	3.33	(6)%

Ore tonnes processed (000s)	960	949	1%	898	7%	2,789	2,541	10%

Recovery rate	90%	90%	0%	88%	2%	90%	88%	2%

Gold produced (000s oz)	99	87	14%	83	19%	250	240	4%

Gold sold (000s oz)	97	87	11%	88	10%	251	238	5%

Revenue ($ millions)	187	172	9%	152	23%	486	434	12%

Cost of sales ($ millions)	112	111	1%	91	23%	314	264	19%

Income ($ millions)	72	60	20%	45	60%	165	135	22%

EBITDA ($ millions)[b]	116	101	15%	72	61%	275	223	23%

EBITDA margin[c]	62%	59%	5%	47%	32%	57%	51%	12%

Capital expenditures ($ millions)	16	18	(11)%	18	(11)%	53	57	(7) %

Minesite sustaining[b]	8	10	(20)%	13	(38)%	30	42	(29)%

Project[b]	8	8	0%	5	60%	23	15	53%

Cost of sales ($/oz)	1,152	1,269	(9)%	1,047	10%	1,250	1,113	12%

Total cash costs ($/oz)[b]	694	797	(13)%	731	(5)%	808	737	10%

All-in sustaining costs ($/oz)[b]	801	955	(16)%	876	(9)%	954	936	2%

All-in costs ($/oz)[b]	881	1,043	(16)%	940	(6)%	1,046	1,000	5%

a.

Barrick owns 45% of Kibali Goldmines SA with the DRC and our joint venture partner, AngloGold Ashanti, owning 10% and 45%, respectively. The figures presented in this table and the discussion that follows are based on our 45% effective interest in Kibali Goldmines SA held through our 50% interest in Kibali (Jersey) Limited and its other subsidiaries (collectively “Kibali”), inclusive of the impact of the purchase price allocation resulting from the merger with Randgold. Kibali is accounted for as an equity method investment on the basis that the joint venture partners that have joint control have rights to the net assets of the joint venture.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 76 of this MD&A.
c.	Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended
	9/30/23	6/30/23

LTI	2	1

LTIFR[3]	0.46	0.23

TRIFR[3]	1.62	0.92

Class 1[4] environmental incidents	0	0

Financial Results

Q3 2023 compared to Q2 2023

Kibali’s income for the third quarter of 2023 was 20% higher than the prior quarter, mainly due to higher sales volumes and a lower cost of sales per ounce2, partially offset by a lower realized gold price1.

Gold production in the third quarter of 2023 was 14% higher than the prior quarter, mainly due to mine sequencing delivering higher grades following an improvement in operational flexibility gained with the latest development drives. This was combined with higher throughput.

Cost of sales per ounce2 and total cash costs per ounce1 for the third quarter of 2023 were 9% and 13% lower, respectively, due to the benefit of higher grades processed, efficiency improvements from the underground operations and lower processing costs mainly due to lower energy costs. For the third quarter of 2023, all-in sustaining costs per ounce1 was 16% lower compared to the prior quarter, mainly due to lower total cash costs per ounce2 and lower minesite sustaining capital expenditures1.

Capital expenditures for the three month period ended September 30, 2023 were 11% lower compared to the prior quarter, due to lower minesite sustaining capital expenditures1 relating to the timing of equipment purchases and lower capitalized waste stripping.

Q3 2023 compared to Q3 2022

Kibali’s income for the three month period ended September 30, 2023 was 60% higher than the same prior year period, driven by higher sales volumes and a higher realized gold price1, partially offset by a higher cost of sales per ounce2.

Gold production for the three month period ended September 30, 2023 was 19% higher than the same prior year period, mainly due to higher throughput, higher recoveries, and higher grades processed.

Cost of sales per ounce2 for the three month period ended September 30, 2023 was 10% higher, due to higher depreciation expense, partially offset by lower total cash costs per ounce1. Total cash costs per ounce1 for the

BARRICK THIRD QUARTER 2023	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

three month period ended September 30, 2023 was 5% lower than the same prior year period, due to the benefit of higher grades processed, efficiency improvements from the underground operations, and lower processing costs mainly due to lower energy costs. For the three month period ended September 30, 2023, all-in sustaining costs per ounce1 were 9% lower than the same prior year period, driven by lower total cash costs per ounce1 and lower minesite sustaining capital expenditures1.

Capital expenditures for the three month period ended September 30, 2023 were 11% lower than the same prior year period, mainly due to lower minesite sustaining capital expenditures1 resulting from the timing of equipment deliveries and lower capitalized waste stripping. This was partially offset by an increase in project capital expenditures1 related to the commencement of the solar project, resource conversion drilling and the Oere open pit project, with both the solar project and Oere expenditures forecasted to peak in 2024.

YTD 2023 compared to YTD 2022

Kibali’s income for the nine month period ended September 30, 2023 was 22% higher than the same prior year period, with higher sales volumes and a higher realized gold price1, partially offset by a higher cost of sales per ounce2.

Gold production for the nine month period ended September 30, 2023 was 4% higher compared to the same prior year period, mainly due to higher throughput and recoveries, partially offset by lower grades processed. The lower grade was in line with the plan, as we relied on a higher proportion of open pit ore as we focussed on underground development.

Cost of sales per ounce2 and total cash costs per ounce1 for the nine month period ended September 30, 2023 were 12% and 10% higher, respectively, than the same prior year period, mainly due to the impact of lower grades processed, reflecting a higher proportion of open pit ore feed during the current period and lower underground mined grades. This was partially offset by higher throughput and recoveries. For the nine month period ended September 30, 2023, all-in sustaining costs per ounce1 was 2% higher compared to the same prior year period, mainly due to higher total cash costs per ounce1, partially offset by lower minesite sustaining capital expenditures1.

Capital expenditures in the nine month period ended September 30, 2023 were 7% lower than the same prior year period, mainly due to lower minesite sustaining capital expenditures1 due to lower capitalized waste stripping and lower underground development. This was partially offset by increased project capital expenditures1 due to substantially finalizing the Cyanide Recovery Plant and the Kalimva/Ikamva and Pamao open pit projects, as well as the commencement of the solar project and Oere open pit project, expenditures for both of which are expected to peak in 2024.

BARRICK THIRD QUARTER 2023	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

North Mara (84%)a, Tanzania

Summary of Operating and Financial Data

			For the three months ended			For the nine months ended
	9/30/23	6/30/23	% Change	9/30/22	% Change	9/30/23	9/30/22	% Change

Total tonnes mined (000s)	4,529	4,252	7%	2,188	107%	12,306	5,389	128%

Open pit ore	439	86	410%	1,445	(70)%	994	3,262	(70)%

Open pit waste	3,686	3,826	(4)%	319	1,055%	10,203	1,043	878%

Underground	404	340	19%	424	(5)%	1,109	1,084	2%

Average grade (grams/tonne)

Open pit mined	1.62	1.51	7%	1.80	(10)%	1.82	1.92	(5)%

Underground mined	3.32	2.96	12%	3.23	3%	3.24	4.24	(24)%

Processed	2.91	3.08	(6)%	3.23	(10)%	3.08	3.29	(6)%

Ore tonnes processed (000s)	715	698	2%	739	(3)%	2,129	2,013	6%

Recovery rate	92%	92%	0%	92%	0%	92%	91%	1%

Gold produced (000s oz)	62	64	(3)%	71	(13)%	194	193	1%

Gold sold (000s oz)	59	64	(8)%	70	(16)%	193	195	(1)%

Revenue ($ millions)	115	125	(8)%	121	(5)%	373	356	5%

Cost of sales ($ millions)	74	76	(3)%	67	10%	220	187	18%

Income ($ millions)	37	43	(14)%	39	(5)%	127	152	(16)%

EBITDA ($ millions)[b]	51	59	(14)%	54	(6)%	173	195	(11)%

EBITDA margin[c]	44%	47%	(6) %	45%	(2)%	46%	55%	(16)%

Capital expenditures ($ millions)	47	41	15%	27	74%	123	79	56%

Minesite sustaining[b]	25	25	0%	14	79%	75	32	134%

Project[b]	22	16	38%	13	69%	48	47	2%

Cost of sales ($/oz)	1,244	1,208	3%	956	30%	1,138	960	19%

Total cash costs ($/oz)[b]	999	942	6%	737	36%	893	735	21%

All-in sustaining costs ($/oz)[b]	1,429	1,355	5%	951	50%	1,298	930	40%

All-in costs ($/oz)[b]	1,802	1,606	12%	1,149	57%	1,547	1,173	32%

a.

Barrick owns 84% of North Mara, with the GoT owning 16%. North Mara is accounted for as a subsidiary with a 16% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 84% share.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 76 of this MD&A.
c.	Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended
	9/30/23	6/30/23

LTI	1	1

LTIFR[3]	0.38	0.40

TRIFR[3]	1.52	1.21

Class 1[4] environmental incidents	0	0

Financial Results

Q3 2023 compared to Q2 2023

North Mara’s income for the third quarter of 2023 was 14% lower than the prior quarter mainly due to a higher cost of sales per ounce2, lower sales volume and a lower realized gold price1.

In the third quarter of 2023, production was 3% lower than the prior quarter, reflecting the lower grade processed as a result of the blending of stockpiled ore in the current period, in line with the mine plan. This was partially offset by higher throughput.

Cost of sales per ounce2 and total cash costs per ounce1 were 3% and 6% higher, respectively, than the prior quarter due to lower grades processed as a result of the blending of stockpiled ore. All-in sustaining costs per ounce1 in the third quarter of 2023 was 5% higher than the prior quarter, mainly due to higher total cash costs per ounce1.

Capital expenditures in the third quarter of 2023 were 15% higher, which was due to higher project capital expenditures1 mainly related to land acquisitions, conversion drilling at Gokona and the upgraded underground dewatering system. Minesite sustaining capital expenditures1 ended in line with the prior quarter.

Q3 2023 compared to Q3 2022

North Mara’s income for the three month period ending September 30, 2023 was 5% lower than the same prior year period, mainly driven by a higher cost of sales per ounce2 and lower sales volume, partially offset by a higher realized gold price1.

Gold production for the three month period ended September 30, 2023 was 13% lower due to lower throughput and lower grades processed, as we prioritized waste mining in the current quarter in line with our mine plan.

Cost of sales per ounce2 and total cash costs per ounce1 were 30% and 36% higher, respectively, compared to the same prior year period, mainly due to the lower throughput and lower grades processed as a result of the blending of stockpiled ore. This was partially offset by higher capitalized waste stripping at Gena, as we prioritized opening up Gena which was ahead of schedule at the end of the quarter. All-in sustaining costs per ounce1 in the third quarter of 2023 was 50% higher than the same prior year

BARRICK THIRD QUARTER 2023	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

period, mainly due to higher minesite sustaining capital expenditures1, combined with higher total cash cost per ounce1.

For the three month period ending September 30, 2023, capital expenditures increased by 74% compared to the same prior year period, mainly due to higher minesite sustaining capital expenditures1 resulting from increased capitalized waste stripping at Gena, the purchase of the underground fleet, underground raising main dewatering station and the TSF extension. Project capital expenditures1 were higher compared to the same prior year period, reflecting land acquisitions and open pit expansion activities at Gena.

YTD 2023 compared to YTD 2022

North Mara’s income for the nine month period ending September 30, 2023 was 16% lower than the same prior year period, mainly due to a higher cost of sales per ounce2 and marginally lower sales volumes, partially offset by a higher realized gold price1.

For the nine month period ending September 30, 2023, gold production was 1% higher than the same prior year period, mainly due to higher throughput resulting from better mining rates offset by lower grades processed.

Cost of sales per ounce2 and total cash costs per ounce1 in the nine month period ending September 30, 2023 were 19% and 21% higher, respectively, due to lower grades processed as a result of the blending of stockpiled ore in the current period, in line with our plan. This was partially offset by increased capitalized waste stripping with mining at Gena open pit tracking ahead of schedule. All-in sustaining costs per ounce1 for the nine month period ending September 30, 2023 was 40% higher than the same prior year period, reflecting the increase in total cash costs per ounce1, combined with higher minesite sustaining capital expenditures1.

For the nine month period ending September 30, 2023, capital expenditures increased by 56% compared to the same prior year period mainly due to higher capitalized waste stripping, reflecting the successful ramp-up of the Gena open pit ahead of plan. This was combined with slightly higher project capital expenditures1, reflecting the construction of the new paste plant and open cast fleet acquired as part of the ongoing ramp-up.

BARRICK THIRD QUARTER 2023	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Bulyanhulu (84%)a, Tanzania

Summary of Operating and Financial Data

			For the three months ended			For the nine months ended

	9/30/23	6/30/23	% Change	9/30/22	% Change	9/30/23	9/30/22	% Change

Underground tonnes mined (000s)	318	314	1%	262	21%	917	739	24%

Average grade (grams/tonne)

Underground mined	6.25	7.21	(13)%	7.86	(20)%	6.80	8.18	(17)%

Processed	6.33	7.07	(10)%	7.64	(17)%	6.89	8.00	(14)%

Ore tonnes processed (000s)	241	222	9%	211	14%	658	614	7%

Recovery rate	95%	96%	(1)%	94%	1%	96%	93%	3%

Gold produced (000s oz)	46	49	(6)%	48	(4)%	139	147	(5)%

Gold sold (000s oz)	45	48	(6)%	50	(10)%	139	156	(11)%

Revenue ($ millions)	91	100	(9)%	89	2%	284	298	(5)%

Cost of sales ($ millions)	57	59	(3)%	62	(8)%	178	188	(5)%

Income ($ millions)	33	41	(20)%	27	22%	91	105	(13)%

EBITDA ($ millions)[b]	46	54	(15)%	39	18%	130	143	(9)%

EBITDA margin[c]	51%	54%	(6)%	44%	16%	46%	48%	(4)%

Capital expenditures ($ millions)	21	20	5%	18	17%	61	52	17%

Minesite sustaining[b]	12	12	0%	13	(8)%	40	33	21%

Project[b]	9	8	13%	5	80%	21	19	11%

Cost of sales ($/oz)	1,261	1,231	2%	1,229	3%	1,282	1,203	7%

Total cash costs ($/oz)[b]	859	850	1%	898	(4)%	896	860	4%

All-in sustaining costs ($/oz)[b]	1,132	1,105	2%	1,170	(3)%	1,188	1,080	10%

All-in costs ($/oz)[b]	1,335	1,273	5%	1,263	6%	1,342	1,199	12%

a.

Barrick owns 84% of Bulyanhulu, with the GoT owning 16%. Bulyanhulu is accounted for as a subsidiary with a 16% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 84% share.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 76 of this MD&A.
c.	Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended

	9/30/23	6/30/23

LTI	1	2

LTIFR[3]	0.57	1.20

TRIFR[3]	1.72	3.60

Class 1[4] environmental incidents	0	0

Financial Results

Q3 2023 compared to Q2 2023

Bulyanhulu’s income for the third quarter of 2023 was 20% lower than the prior quarter, due to a higher cost of sales per ounce2, a lower realized gold price1, and lower sales volumes.

In the third quarter of 2023, gold production was 6% lower than the prior quarter, due to lower grades processed as we transitioned into lower grades mined, in line with the mine plan, combined with lower recoveries partially offset by higher throughput.

Cost of sales per ounce2 and total cash costs per ounce1 in the third quarter of 2023 were 2% and 1% higher, respectively, than the prior quarter, reflecting the lower grades processed partially mitigated by improved cost efficiencies. All-in sustaining costs per ounce1 in the third quarter of 2023 were 2% higher than the prior quarter, mainly due to higher total cash costs per ounce1 and slightly higher minesite sustaining capital expenditures1 on a per ounce basis.

Capital expenditures in the third quarter of 2023 were 5% higher compared to the prior quarter, reflecting slightly higher project capital expenditures1, while minesite sustaining capital expenditures1 were in line with the prior quarter.

Q3 2023 compared to Q3 2022

Bulyanhulu’s income for the three month period ending September 30, 2023 was 22% higher than the same prior year period, mainly due to a higher realized gold price1, partially offset by lower sales volumes and a higher cost of sales per ounce2.

For the three month period ended September 30, 2023, gold production was 4% lower than the same prior year period driven by lower grades processed, in line with the mine sequence, partially offset by higher throughput and recoveries.

Cost of sales per ounce2 for the three month period ending September 30, 2023 were 3% higher than the same prior year period, mainly due to higher depreciation expense, partially offset by lower total cash costs per ounce1. Total cash costs per ounce1 decreased by 4% mainly due to the higher underground development capitalized in the current quarter, as we prioritized underground development to introduce flexibility into our current mine plan, combined with more efficient mining rates. This was partially offset by the lower grades processed. All-in sustaining costs per ounce1 in the third quarter of 2023 was 3% lower than the same prior year period, mainly due to lower total cash costs per ounce1, slightly offset by higher minesite sustaining capital expenditures1 on a per ounce basis.

BARRICK THIRD QUARTER 2023	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

For the three month period ending September 30, 2023, capital expenditures were 17% higher than the same prior year period, mainly due to higher project capital expenditures1 resulting from higher conversion drilling and the completion of the third underground tipping point, while minesite sustaining capital expenditures1 remained relatively consistent with the same prior year period.

YTD 2023 compared to YTD 2022

Bulyanhulu’s income for the nine month period ending September 30, 2023 was 13% lower than the same prior year period, mainly due to lower sales volumes and a higher cost of sales per ounce2, partially offset by a higher realized gold price1.

For the nine month period ending September 30, 2023, gold production was 5% lower than the same prior year period, due to the transition to lower grades mined and processed in line with our mine plan. This was partially offset by higher throughput at higher recoveries in the current period as we prioritized underground development as we introduce flexibility into our current mine plan.

Cost of sales per ounce2 and total cash costs per ounce1 in the nine month period ending September 30, 2023 were 7% and 4% higher, respectively, than the same prior year period, reflecting the lower grades processed. All-in sustaining costs per ounce1 for the nine month period ending September 30, 2023 was 10% higher than the same prior year period, mainly due to higher minesite sustaining capital expenditures1 and an increase in total cash costs per ounce1.

For the nine month period ending September 30, 2023, capital expenditures increased by 17% compared to the same prior year period, mainly due to higher minesite sustaining capital expenditures1 from underground development, while project capital expenditures1 remained relatively in line with the same prior year period.

BARRICK THIRD QUARTER 2023	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Other Mines - Gold

Summary of Operating and Financial Data

								For the three months ended

	9/30/23					6/30/23

	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend- itures[b]	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend- itures[b]

Veladero (50%)	55	1,376	988	1,314	15	54	1,424	999	1,599	26

Tongon (89.7%)	47	1,423	1,217	1,331	6	44	1,514	1,380	1,465	4

Hemlo	31	1,721	1,502	1,799	12	35	1,562	1,356	1,634	9

Porgera[c] (47.5%)	—	—	—	—	—	—	—	—	—	—

a.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 76 of this MD&A.
b.	Includes both minesite sustaining and project capital expenditures[1].
c.	As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data is provided. Refer to page 9 for further information.

Veladero (50%), Argentina

Gold production for Veladero in the third quarter of 2023 was 2% higher than the prior quarter mainly due to higher recoverable ounces placed. Cost of sales per ounce2 and total cash costs per ounce1 in the third quarter of 2023 decreased by 3% and 1%, respectively, primarily driven by higher production. All-in sustaining costs per ounce1 in the third quarter of 2023 decreased by 18% compared to the prior quarter, driven by lower total cash costs per ounce1 and lower minesite sustaining capital expenditures1.

Tongon (89.7%), Côte d’Ivoire

Gold production for Tongon in the third quarter of 2023 was 7% higher than the prior quarter mainly due to higher grades, in line with the mine plan. Cost of sales per ounce2 and total cash costs per ounce1 in the third quarter of 2023 were 6% and 12% lower, respectively, compared to the prior quarter, primarily driven by the impact of higher grades. All-in sustaining costs per ounce1 in the third quarter of 2023 decreased by 9% compared to the prior quarter, primarily reflecting the lower total cash costs per ounce1, partially offset by higher minesite sustaining capital expenditures1.

Hemlo (100%), Ontario, Canada

Gold production in the third quarter of 2023 was 11% lower than the prior quarter primarily due to lower grades mined and processed as per the mine plan. Cost of sales per ounce2 and total cash costs per ounce1 in the third quarter of 2023 both increased by 10% compared to the prior quarter, primarily due to the impact of the lower grades. In the third quarter of 2023, all-in sustaining costs per ounce1 increased by 10% compared to the prior quarter, primarily reflecting higher total cash costs per ounce1.

BARRICK THIRD QUARTER 2023	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Lumwana (100%), Zambia

Summary of Operating and Financial Data

		For the three months ended				For the nine months ended

	9/30/23	6/30/23	% Change	9/30/22	% Change	9/30/23	9/30/22	% Change

Open pit tonnes mined (000s)	37,455	26,919	39%	29,442	27%	81,552	74,292	10%

Open pit ore	6,617	7,834	(16)%	6,013	10%	19,019	16,409	16%

Open pit waste	30,838	19,085	62%	23,429	32%	62,533	57,883	8%

Average grade

Open pit mined	0.56%	0.46%	22%	0.70%	(20)%	0.48%	0.63%	(24)%

Processed	0.55%	0.50%	10%	0.57%	(4)%	0.48%	0.55%	(13)%

Tonnes processed (000s)	6,606	6,578	0%	7,045	(6)%	19,707	19,002	4%

Recovery rate	91%	93%	(2)%	93%	(2)%	90%	94%	(4)%

Copper produced (millions of pounds)	72	67	7%	82	(12)%	187	214	(13)%

Copper sold (millions of pounds)	67	63	6%	79	(15)%	179	220	(19)%

Revenue ($ millions)	209	189	11%	200	5%	569	698	(18)%

Cost of sales ($ millions)	166	176	(6)%	173	(4)%	516	469	10%

Income ($ millions)	32	0	100%	21	52%	20	216	(91)%

EBITDA ($ millions)[a]	101	59	71%	81	25%	192	347	(45)%

EBITDA margin[b]	48%	31%	55%	41%	17%	34%	50%	(32)%

Capital expenditures ($ millions)	102	71	44%	106	(4)%	225	242	(7)%

Minesite sustaining[a]	85	44	93%	106	(20)%	155	242	(36)%

Project[a]	17	27	(37)%	0	100%	70	0	100%

Cost of sales ($/lb)	2.48	2.80	(11)%	2.19	13%	2.89	2.13	36%

C1 cash costs ($/lb)[a]	1.86	2.30	(19)%	1.78	4%	2.35	1.77	33%

All-in sustaining costs ($/lb)[a]	3.41	3.29	4%	3.50	(3)%	3.52	3.32	6%

All-in costs ($/lb)[a]	3.66	3.71	(1)%	3.50	5%	3.91	3.32	18%

[a].	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 76 of this MD&A.
b.	Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended

	9/30/23	6/30/23

LTI	1	0

LTIFR[3]	0.30	0.00

TRIFR[3]	0.30	0.33

Class 1[4] environmental incidents	0	0

Financial Results

Q3 2023 compared to Q2 2023

Lumwana recorded income of $32 million in the third quarter of 2023, compared to breaking even in the prior quarter. This was due to higher sales volumes, a lower cost of sales per pound2 and a higher realized copper price1.

Copper production in the third quarter of 2023 was 7% higher than the prior quarter mainly due to higher grades processed, in line with the mine plan, following a successful ramp-up of waste stripping. This was driven by higher mining unit rates as the new fleet continued to deliver productivity improvements.

Cost of sales per pound2 and C1 cash costs per pound1 were 11% and 19% lower, respectively, than the prior quarter due to improved mining efficiencies, combined with higher grades processed. Cost of sales per pound2 was partially offset by higher depreciation expense. In the third quarter of 2023, all-in sustaining costs per pound1 increased by 4% compared to the prior quarter, primarily driven by an increase in minesite sustaining capital expenditures1, partially offset by lower C1 cash costs per pound1.

Capital expenditures were 44% higher compared to the prior quarter due to an increase in minesite sustaining capital expenditures1, partially offset by a decrease in project capital expenditures1. Minesite sustaining capital expenditures1 were 93% higher mainly due to increased capitalized waste stripping. Project capital expenditures1 decreased by 37% reflecting the timing of deliveries of the remaining new owner mining fleet to replace the contract mining.

Q3 2023 compared to Q3 2022

Lumwana’s income for the three month period ended September 30, 2023 was 52% higher than the same prior year period, driven by a higher realized copper price1, partially offset by lower sales volumes and a higher cost of sales per pound2.

Copper production for the three month period ended September 30, 2023 was 12% lower than the same prior year period, mainly due to lower grades processed, in line with the mine plan. This was further impacted by lower recoveries and lower throughput.

Cost of sales per pound2 and C1 cash costs per pound1 for the three month period ended September 30, 2023 were 13% and 4% higher, respectively, compared to the same prior year period, mainly as a result of the lower grades processed and lower recoveries. Cost of sales per pound2 was further impacted by higher depreciation expense. For the three month period ended September 30,

BARRICK THIRD QUARTER 2023	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

2023, all-in sustaining costs per pound1 was 3% lower than the same prior year period as lower minesite sustaining capital expenditures1 were partially offset by higher C1 cash costs per pound1.

Capital expenditures for the three month period ended September 30, 2023 were 4% lower than the same prior year period, mainly due to lower minesite capital expenditures1 resulting from an improvement in mining unit rates, partially offset by higher waste tonnes. This was partially offset by an increase in project capital expenditures1 relating to the investment in the new owner mining fleet.

YTD 2023 compared to YTD 2022

Lumwana’s income for the nine month period ended September 30, 2023 was 91% lower than the same prior year period, primarily due to lower sales volume and a higher cost of sales per pound2. The realized copper price1 remained in line with the same prior year period.

Copper production for the nine month period ended September 30, 2023 was 13% lower than the same prior year period, primarily due to lower grades processed, in line with the mine plan. This was further impacted by lower recoveries, partially offset by higher throughput.

Cost of sales per pound2 and total C1 cash costs per pound1 for the nine month period ended September 30, 2023 were 36% and 33% higher, respectively, than the same prior year period, mainly due to lower grades processed, lower recoveries and to a lesser extent lower capitalized waste stripping. For the nine month period ended September 30, 2023, all-in sustaining costs per pound1 increased by 6% compared to the same prior year period, mainly due to higher C1 cash costs per pound1, partially offset by lower minesite sustaining capital expenditures1.

Capital expenditures for the nine month period ended September 30, 2023 were 7% lower than the same prior year period due to lower minesite sustaining capital expenditures1 primarily related to lower capitalized waste stripping reflecting the improvement in mining unit costs despite the higher tonnes mined. This was partially offset by higher project capital expenditures1 related to the investment in the new owner mining fleet.

BARRICK THIRD QUARTER 2023	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Other Mines - Copper

Summary of Operating and Financial Data

								For the three months ended

	9/30/23							6/30/23

	Copper production (millions of pounds)	Cost of sales ($/lb)	C1 cash costs ($/lb)[a]	All-in sustaining costs ($/lb)[a]	Capital Expend- itures[b]	Copper production (millions of pounds)	Cost of sales ($/lb)	C1 cash costs ($/lb)[a]	All-in sustaining costs ($/lb)[a]	Capital Expend- itures[b]

Zaldívar (50%)	22	3.86	2.99	3.39	8	22	3.89	3.02	3.73	15

Jabal Sayid (50%)	18	1.72	1.45	1.64	6	18	1.61	1.26	1.42	5

a.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 76 of this MD&A.
b.	Includes both minesite sustaining and project capital expenditures[1].

Zaldívar (50%), Chile

Copper production for Zaldívar in the third quarter of 2023 was in line with the prior quarter. Cost of sales per pound2 and C1 cash costs per pound1 were both 1% lower than the prior quarter, mainly due to lower costs for contractors and materials, as well as the depreciation of the Chilean peso, partially offset by higher labor costs. All-in sustaining costs per pound1 in the third quarter of 2023 was 9% lower compared to the prior quarter, due to lower C1 cash costs per pound1 and lower minesite sustaining capital expenditures1. This investment, of which we are not the operator, continues to be a non-core part of our portfolio.

Jabal Sayid (50%), Saudi Arabia

Jabal Sayid’s copper production in the third quarter of 2023 was in line with the prior quarter. Cost of sales per pound2 and C1 cash costs per pound1 for the third quarter of 2023 increased by 7% and 15%, respectively, compared to the prior quarter, mainly due to lower gold by-product credits. All-in sustaining costs per pound1 in the third quarter of 2023 increased by 15% compared to the prior quarter, due to higher C1 cash costs per pound1, with minesite sustaining capital expenditures1 relatively consistent with the prior quarter.

BARRICK THIRD QUARTER 2023	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Growth Project Updates

Goldrush Project, Nevada, USA7

Goldrush, at Cortez, is expected to be a long-life underground mine with anticipated annual production in excess of 400,000 ounces per annum (100% basis) once the project reaches commercial production, currently expected in 2026.

The NOA briefing package on the Goldrush FEIS moved to BLM Headquarters in the third quarter and was published in the Federal Register on October 27, 2023. The official public notice period for the FEIS ends on November 27, 2023. The ROD is still expected towards the end of the fourth quarter of 2023.

While awaiting the ROD, underground exploration and development of the future Goldrush mine continues under the Horse Canyon/Cortez Unified Exploration Project Plan of Operations. Recruitment of experienced miners continues to ramp-up albeit slower than planned. Delivery of production equipment is also on track with more equipment put into service in the third quarter, and more expected by the end of the year.

As at September 30, 2023, project spend was $371 million on a 100% basis (including $11 million in the third quarter of 2023) inclusive of the exploration declines. This capital spent to date, together with the remaining expected pre-production capital, is still anticipated to be near the approximate $1 billion initial capital estimate for the Goldrush project (on a 100% basis).

Fourmile, Nevada, USA

Fourmile is the wholly owned Barrick asset in Nevada and has the potential to form a core component of Cortez, a Tier One Gold Asset5. The current focus is on exploration drilling with promising results to date, highlighted in the Exploration section, which support potential to significantly increase the modeled extents of the declared mineral resource within the two kilometers of prospective Wenban stratigraphy, as well as uplift the grade. A dedicated Barrick project development team and budget are targeting the extension of the existing mineral resources through the Sophia and Dorothy targets, while also assessing options for an independent exploration decline access. One such option that is being assessed is a surface portal from Rangefront North, which would decouple the development of the project from the existing Goldrush operation but ultimately complement the current Goldrush multi-purpose development. Footwall development along the strike of the Fourmile orebodies would initially be used for the prefeasibility drilling and then later be re-used for mine haulage. Barrick anticipates Fourmile being contributed to the NGM joint venture if certain criteria are met following the completion of drilling and the requisite feasibility work.

NGM TS Solar Project, Nevada, USA

The TS Solar project is a 200 MW photovoltaic solar farm located adjacent to NGM’s TS Power Plant and interconnected with the existing plant transmission infrastructure. Upon completion, the project will supply renewable energy to NGM’s operations and is expected to deliver a reduction of 254kt of CO2 equivalent emissions per annum, equating to an 8% decrease from NGM’s 2018 baseline.

Array construction continued on plan throughout the third quarter of 2023 as our labor resource increased to meet target peak headcount. Site preparations including bulk earthworks, finished grading, stormwater management, and perimeter fencing were completed and civil contractors were demobilized. Mechanical installation continued in sequence, progressing pile installation to 87% complete and tracker installation to 54% complete as at September 30, 2023. Installation of buried electrical cable was completed throughout the array and back to the solar substation. All power conversion skids were received at site and set at their final location for electrical terminations.

Module deliveries continued according to schedule and were staged throughout the array for installation. Module installation rates fell below target early in the quarter due to higher contractor turnover and lower productivity than planned. The electrical contractor addressed these resource and efficiency issues and has stabilized production to recover the original schedule in the fourth quarter. As at September 30, 2023, 39% of modules were installed.

As at September 30, 2023, project spend was $250 million (including $91 million in the third quarter of 2023) out of an estimated capital cost of $290-310 million (100% basis).

Donlin Gold, Alaska, USA

Over the past three years the Donlin Gold team’s focus has centered on building ore body knowledge around the controls on mineralization through detailed mapping and infill grid drilling. The tightly spaced drill grids focused on the deposit’s three main structural domains (ACMA, Lewis and Divide) and supported the classification of inferred and indicated resources in the current Donlin resource estimate. Trade-off studies and analysis on project assumptions, inputs, design components for optimization (mine engineering, metallurgy, hydrology, power, and infrastructure) were also conducted and will continue into 2024.

Donlin Gold, in collaboration with Calista Corporation (“Calista”) and The Kuskokwim Corporation (“TKC”), supported important initiatives in the Yukon-Kuskokwim (Y-K), including education, health, safety, cultural traditions, and environmental programs. Further, Donlin Gold collaborated with Calista and the village of Crooked Creek and engaged state officials, the U.S. Army Corps of Engineers, members of the U.S. congressional delegation, and with senior leadership from the U.S. Department of Interior as part of ongoing outreach to emphasize the thoroughness of the project’s environmental review and permitting procedures, as well as on the strong partnership between Donlin Gold and the Native Alaskans who own the mineral resource and land. The Donlin Gold team also restored the stream and riparian habitat for aquatic life on a nearby historic placer site.

Looking forward to 2024, Barrick proposed continuation of this geological field work to define the measured resource classification within the drilling grid areas, while also testing further brownfield opportunities. The additional geotechnical data gathered during the 2023 field season will support engineering to advance the design, permitting, and approval to construct the water retention dams and the tailings storage facility.

BARRICK THIRD QUARTER 2023	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Ongoing metallurgical test work and processing trade-off studies during the year have refined the original feasibility flow sheet, identifying the potential for cost savings through grind size sensitivity and improving the understanding of recoveries by ore type. Metallurgical test work is planned to continue into 2024 with the continued execution of lab pilot plant work utilizing the updated process flow sheet and samples representative of the various ore types and additional samples representing the first three years of mining.

As a key next stage of the project, the optimum mine capacity will be reviewed, whilst also progressing the review of power generation and transmission, including alternative fuel source options, mitigating risk in the logistical strategies for the project and completing a detailed, first principles update of capital and operating costs.

All work streams will concentrate on continuing to move the Donlin Gold project up the value curve. Focus will continue to be on mitigating the technical challenges, defending challenges to the existing permits, advancing the remaining project permitting, and exploring further partnership opportunities to unlock value for our Alaskan partners and communities..

Pueblo Viejo Expansion, Dominican Republic8

The Pueblo Viejo plant expansion and mine life extension project is designed to increase throughput to 14 million tonnes per annum and sustain gold production above 800,000 ounces per year (100% basis) going forward.

The continually diminishing list of construction and commissioning activities for the plant expansion progressed in the third quarter of 2023, with the first of the new oxygen plants, the CIL and the solution cooling towers now operational. Full ramp up has been delayed by equipment failures being resolved by the original equipment manufacturers. Currently temporary fixes are delivering the expected recovery improvements from the new equipment. In addition to resolving the equipment issues, at the start of Q4 we experienced a further setback with the structural failure of the crusher conveyor, which connects the new crusher and the new SAG mill feed stockpile. This is being addressed with an interim solution while the reengineered conveyor structure is completed.

During the fourth quarter of 2023, we expect to complete the second oxygen plant and limestone regrind mill, and ramp-up the flotation circuit mass pull and overall recoveries. With the crusher conveyor structure failure, we now expect to reach nameplate capacity for the expanded plant during the first quarter of 2024.

The technical and social studies for additional tailings storage capacity (El Naranjo) continued to advance as planned. The environmental license for the construction and operation of the El Naranjo facility was received from the Government of the Dominican Republic during the second quarter of 2023, marking an important project milestone. Geotechnical drilling and site investigations are ongoing and continue to support the feasibility study, due for completion in the third quarter of 2024.

As at September 30, 2023, total project spend was $1,011 million (including $47 million in the third quarter of 2023) on a 100% basis. As previously disclosed, the estimated capital cost of the plant expansion and mine life extension project is approximately $2.1 billion (on a 100% basis).

Veladero Phase 7 Leach Pad, Argentina

In November 2021, Minera Andina del Sol approved the Phase 7A leach pad construction project with Phase 7B subsequently approved in the third quarter of 2022. Construction on both phases includes sub-drainage and monitoring, leak collection and recirculation, impermeabilization, as well as pregnant leaching solution collection. Additionally, the north channel will be extended along the leach pad facility.

Construction of Phase 7A was completed on budget at a cost of $81 million (100% basis). As previously disclosed, we deferred Phase 7B construction, since we were ahead on the construction timeline and had sufficient stacking capacity for 2023 and into the second half of 2024. Construction of Phase 7B began during the third quarter of 2023 and is scheduled for completion in 2024.

Overall for Phase 7, as at September 30, 2023, project spend was $104 million (including $3 million in the third quarter of 2023) out of an estimated capital cost of $160 million (100% basis).

Reko Diq Project

On December 15, 2022, Barrick completed the reconstitution of the Reko Diq project in Pakistan’s Balochistan province. The completion of this transaction involved, among other things, the execution of all of the definitive agreements including the mineral agreement stabilizing the fiscal regime applicable to the project, as well as the grant of mining leases, an exploration license, and surface rights. This completed the process that began earlier in 2022 following the conclusion of a framework agreement among the Governments of Pakistan and Balochistan province, Barrick and Antofagasta plc, which provided a path for the development of the project under a reconstituted structure. The project, which was suspended in 2011 due to a dispute over the legality of its licensing process, hosts one of the world’s largest undeveloped open pit copper-gold porphyry deposits.

The reconstituted project is held 50% by Barrick and 50% by Pakistani stakeholders, comprising a 10% free-carried, non-contributing share held by the Provincial Government of Balochistan, an additional 15% held by a special purpose company owned by the Provincial Government of Balochistan and 25% owned by other federal state-owned enterprises. Barrick is the operator of the project. The key fiscal terms for Reko Diq are a 5% NSR payable to the Provincial Government of Balochistan, a 1% NSR final tax regime payable to the Government of Pakistan (subject to a 15-year exemption following commercial production), and a 0.5% NSR export processing zone surcharge.

Barrick has started a full update of the project’s 2010 feasibility and 2011 expansion PFS. The Reko Diq feasibility study update is expected to be completed by the end of 2024, with 2028 targeted for first production.

During 2023, the project team continued to advance the feasibility study, with engineering consultants engaged to advance key areas and commence basic engineering. Personnel continued to be recruited and mobilized for the project with the majority of new hires from Balochistan. The site works were advanced with a focus on early works infrastructure. The refurbished Reko Diq airstrip continues to operate flights with a weekly charter in operation. The advanced social development commitments for the quarter were met with community programs being

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advanced at local communities. A health clinic was inaugurated at Humai (the nearest community to Reko Diq site) during the quarter, together with a mobile health clinic which operates out of Nok Khundi.

As at September 30, 2023, year-to-date project spend was $35 million (including $16 million in the third quarter of 2023) (100% basis). This amount is recorded in exploration, evaluation and project expense.

Loulo-Gounkoto Solar Project, Mali

The scope of this project is to design, supply and install a 40 MW (48 MW peak) photovoltaic solar farm with a 36 MVA battery energy storage system. Upon completion, we expect to realize a reduction of 23 million liters of fuel in the power plant, which translates to a saving of approximately 63kt of CO2 equivalent emissions per annum. The project is staged in two phases of solar and battery storage and tracking ahead of schedule. Phase 1 and Phase 2 solar has been completed and 29 of the 30 battery energy storage units are connected to the micro grid. The project schedule status is 98% complete (up from 92% as at June 30, 2023). Phase 1 has been completed with Phase 2 scheduled for completion before the end of 2023.

As at September 30, 2023, project spend was $72 million (including $6 million in the third quarter of 2023) out of an expected capital cost of approximately $90 million (100% basis).

Jabal Sayid Lode 1, Saudi Arabia

The scope of this project is to develop and mine a new orebody, located less than a kilometer from the existing lode at Jabal Sayid, following the completion of a feasibility study that comfortably meets our investment criteria. The project design includes underground capital development as well as ventilation, paste plant and underground mining infrastructure upgrades where stoping commenced during the third quarter of 2023. The up cast ventilation raise bore shaft is fully equipped and surface infrastructure undergoing punch listing. The reagent plant has been commissioned ahead of the scheduled treatment of Lode 1 ore. Civil construction for the new paste pump is progressing well and assembly of the Direct Flow Reactors will commence in the fourth quarter of 2023. The project is 88% complete (up from 81% as at June 30, 2023)

As at September 30, 2023, project spend was $38 million (including $3 million in the third quarter of 2023) out of an estimated capital cost of approximately $40 million (100% basis).

Lumwana Super Pit Expansion, Zambia

During the fourth quarter of 2022, we began a transition to an owner-miner fleet for waste stripping at Lumwana following a study which concluded that this option could result in a 20% cost reduction within the first five years versus contracted services. Separately, this strategy positions the operation well for the Super Pit expansion.

During the quarter, conversion drilling at the Kamisengo resource and the first phase of Chimiwungo Super Pit conversion were both completed. Geometallurgical test work results from Kamisengo confirmed previous comminution requirements and float recoveries. Continued test work of the deep Chimiwungo Super Pit orebody is ongoing, with the aim of identifying any variability in comminution and float characteristics. Geotechnical site investigation drilling of the PFS project layout commenced during the quarter, with test pitting and boreholes being completed at the new plant site and crushed ore stockpile location.

Subsequently, the mine plans were updated with our new geological models which resulted in delaying the start of Kamisengo mining to 2029, thereby deferring conveyor, crusher, and other non-process infrastructure capital until after completion of the main process plant expansion. The mining production profile optimization resulted in a ramp up commencing from 2025, reaching full 250Mtpa capacity by 2032, with a mine life of 36 years9.

ESIA baseline data collection for the project has now been completed for all seasons and compilation of the final ESIA in support of the study is on track to be completed by the end of the first quarter of 2024. Following the completion of the MAA, PFS level design work has commenced and progressed during the quarter on the TSF expansion and the surface water management infrastructure and is scheduled to be completed during the fourth quarter.

The plant expansion PFS was concluded during the quarter, which concluded that the 50Mtpa plant expansion, effectively doubling the existing circuit capable of delivering 240kt Cu per annum provided the best economic returns9. The accelerated feasibility study is scheduled for completion towards the end of next year, with pre-construction expected to start in 2025 and 2028 targeted for first production.

This owner-miner transition is being executed concurrently with the Super Pit PFS, which commenced in the fourth quarter of 2022. The first deliveries of the owner stripping fleet were received at the beginning of 2023 with 37 rigid body dump trucks and eleven excavators in production. Although the delivery schedule has experienced delays, the efficiency of the new fleet has exceeded that of the previous contractor fleet, partially offsetting the shortfall in waste stripping tonnes forecast for the remainder of the year.

As at September 30, 2023, project spend on the new fleet was $102 million (including $17 million in the third quarter of 2023) out of an estimated capital cost of approximately $115 million.

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Exploration and Mineral Resource Management

The foundation of our exploration strategy is a deep organizational understanding that discovery through exploration is a long-term investment and the main value driver for our business. Our exploration strategy has multiple elements that all need to be in balance to deliver on Barrick’s business plan for growth and long-term sustainability.

First, we seek to deliver projects of a short to medium-term nature that will drive improvements in mine plans. Second, we seek to make new discoveries that add to Barrick’s Tier One Gold Asset5 portfolio. Third, we work to optimize the value of our major undeveloped projects and finally, we seek to identify emerging opportunities early in their value chain and secure them by an earn-in or outright acquisition, where appropriate.

The following section summarizes the exploration results from the third quarter of 2023.

North America

Carlin, Nevada, USA10

Conversion drilling began from underground platforms within the Fallon footprint (North Leeville) for the first time this quarter. Targeting known mineralization at the southernmost extents of Fallon, holes NLC-23004 and NLC-23006 returned significant intercepts of 7.5 meters TW (True Width) at 16.52 g/t Au and 14.4 meters TW at 12.03 g/t Au respectively. This drilling together with the Miramar drilling represent the start of our efforts to successfully close the 600 meter gap between the Fallon maiden resource to the north and the Miramar resource to the south where drilling along the prospective Veld structure continues to return high-grade intercepts, including 12.8 meters TW at 24.35 g/t Au in NTC-23013 and 13.4 meters TW at 14.46 g/t Au in NTC-23014. All drilling to date confirms the geological model and the controls of the mineralization ultimately supporting the expected upside potential. Reserve conversion drilling will continue within the main footprint of Miramar during the fourth quarter.

Further to the northeast of Fallon, target generation work continues to add additional opportunities. A 40-square kilometer soil survey has identified multiple northeast and northwest oriented trends of multi-kilometer gold anomalism in Upper Plate stratigraphy. These orientations are similar to key ore controlling features within the orebodies of the Greater Leeville deposits, and align with several fault projections from known ore bearing structures. In the fourth quarter, the first framework drill hole will test the anomalous projection of the Basin Bounding fault at an interpreted inflection of the structure which is an analogous structural setting to high-grade mineralization controls on the adjacent Post fault system to the west.

To the west of Goldstrike, results from framework drilling that targeted the East Bounding fault corridor returned pervasive low-grade gold with no significant ore grade intercepts, however the low-grade mineralization is consistently hosted in well developed breccias along the four kilometer zone along its full north-south strike length. The opportunity remains open with multiple vectors pointing south where the final 2023 drill hole intersected significant hanging wall alteration and continuous low-level gold mineralization. Targeted follow up drilling will test the southern vectors and hanging wall alteration and is planned for 2024.

Cortez, Nevada, USA11

Drilling in the third quarter has focused on the conceptual deep target beneath the Goldrush orebody, named Maverick. One hole was completed for 1,523 meters, with the second currently in progress. Drilling is targeting mineralized structures within the Silurian Roberts Mountain stratigraphy, known to host ore at the main Cortez underground mine, in a broad fold similar to the Goldrush orebody that is some 500 meters higher up in elevation. To date, encouraging deformation and alteration has been logged, with assay results still pending.

In the northwest of Robertson, step-out drilling outside of the existing resource pits show continuity of mineralization at depth and near surface at the Distal target. Results including DTL-23010 (7.5 meters TW at 1.28 g/t Au) and DTL-23014 (18.2 meters TW at 1.19 g/t Au) confirm the up-dip continuity of mineralization along the Distal Fault series.

Fourmile, Nevada, USA12

At Fourmile, drilling along the prospective trend between the Sophia and Dorothy zones intersected 28.7 meters at 51.10 g/t Au in drillhole FM23-181D. The targeted corridor along the Sadler Fault remains open along strike north and south of the intercept for a total of 750 meters between the two zones. This result continues to highlight the potential for additional high-grade mineralization north of the existing Fourmile resource. Drilling is planned to continue into the fourth quarter, with additional results expected by quarter end.

Additionally at Fourmile, targets continue to be evaluated on the greater Barrick property through drilling. At the Anna Marie target area, which has many similar geologic characteristics to the Fourmile corridor, 400 meters to the east, drillhole FM23-182DW1 intersected a broad zone of alteration with more than 40 meters of low-level gold and punctuated high-grade samples within a decalcified, strongly sulfidized breccia. The intensity of the alteration in the interval is encouraging, and the system remains open in multiple directions. Work will continue to vector to more continuous zones of high-grade mineralization.

Turquoise Ridge, Nevada, USA13

Reserve conversion drilling at Turquoise Ridge underground continues to infill along the BBT Corridor near mine infrastructure. TUM-23014 intersected 19.8 meters TW at 13.36 g/t Au within an approximately 50 meter gap below the Main Dike and hanging wall to the V Dike within Basal Slope Facies rocks of the Lower Comus, confirming continuity there. Further downhole in TUM-23014, drilling returned 4.6 meters TW at 14.60 g/t Au along a poorly-defined Getchell Fault-parallel structure. Follow-up drilling is planned in the fourth quarter to better understand the lower intercept, which currently remains open down-dip. Inventory conversion drilling targeting the gap between 2022 BBT Corridor drilling and Turquoise Ridge underground proper returned 2.0 meters TW at 6.86 g/t Au and 1.4 meters TW at 13.34 g/t Au in hole TUM-23305. These results follow up from previous drilling in TUM-22416A which returned 7.0 meters TW at 11.08 g/t Au and 3.1 meters TW at 11.61 g/t Au, less than 50 meters along strike. Improvements to the geological model resulted in an update to the previously reported intercept. Mineralization remains open to the

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south, where follow-up drilling in 2024 is expected to confirm continuity.

At the Mega Feeder target, results from drilling reported in the second quarter continued to be evaluated, building a more robust understanding of the structural setting below Mega Pit. As previously discussed, the potential for a high-grade, feeder-type target beneath the deposit remains high, and continues to be one of the highest priority target concepts for exploration in the district. While the focus in the first half of the year has been to build an understanding below the Deposit 55 area of the pit, an expanded review of the geology and structural setting to the north and east is defining other potential target areas for the next phase of framework drilling. One additional hole is planned to be executed in the fourth quarter.

Pearl String, Nevada, USA

An initial phase of RC drilling was completed on the Pearl String property during the third quarter. Drilling targeted areas of mapped surface alteration and geochemical anomalism with a high sulphidation epithermal signature both within the optioned portions of the property as well as targets within the Barrick claims to the west. Several holes intersected altered volcanic stratigraphy. Results are pending and when received will be utilized to plan follow up RC drilling in the fourth quarter.

Hemlo, Canada14

Reserve conversion drilling targeting the Lower C-Zone West yielded results in line with expectation, including 9.4 meters TW at 4.83 g/t Au in 1152332, which further validates the updated geological model and the expected reserves conversion. Concurrently, drilling in the C-Zone and Lower B-Zone West are in progress and have yielded the anticipated lithological sequences. Resource drilling began in the D-Zone during the quarter, with the aim of adding resource ounces. Results from this program include 6.6 meters TW at 4.27 g/t Au in 7652311, 3.4 meters TW at 5.84 g/t Au in 7652314, and 3.1 meters TW at 3.11 g/t Au in 7652315, and are in line with expectations.

Pic, Ontario, Canada

Surface geological and geochemical work led to the generation of three targets for framework drilling: a) Porphyry Lake, a 700 meter by 400 meter gold in soil anomaly associated with an area of extensive hornfelsing in basalts cut by porphyry dykes; b) Moses-Beggs Lake, an area defined by a gold in till anomaly associated with shearing in mafic rocks and gold-bearing quartz-carbonate and quartz-tourmaline veins in a Moose Lake Porphyry-aged (i.e. Hemlo-age) intrusive; and c) Roccian Lake, a gold in till anomaly associated with a gold-bearing intrusive at the edge of a covered area with no outcrops. Initial framework drilling to assess the targets was initiated in September 2023.

Sturgeon, Ontario, Canada

A comprehensive till sampling program was completed in the Wabigoon Greenstone Belt identifying a gold in till anomaly at a multi-kilometer scale where regional structures striking NNE and E-W intersect. Surface geological work identified different styles of mineralization within the area of anomalism, including sulfide disseminations in intrusive rock and quartz-carbonate veins of high grade and visible gold. A second significant gold in till anomaly was identified in an area without outcrop, in the vicinity of a mineralized alkalic intrusion, which produced historic gold results.

Patris, Quebec, Canada

Access agreements were established with the vast majority of private landowners in our primary target area at Patris. Following slight delays due to an exceptional forest fire season, surface geological work was initiated and confirmed our target concept by identifying mineralized intrusive rock intruding the sediments southwest of the La Pause fault. An airborne electromagnetic survey was completed to map the thickness of glacial cover across the property and help optimize a drill for till program.

A gradient induced polarization survey is planned for the fourth quarter to help refine targets in the sediments southwest of the La Pause Fault.

Latin America & Asia-Pacific

Pueblo Viejo, Dominican Republic

At Pueblo Viejo, exploration activities defined the following three near-mine targets which will be drill tested in the fourth quarter. In Arroyo del Rey, a drill-ready target has been defined following field mapping, sampling, and integration of the 2022 framework drilling. The target has a 230 meter by 400 meter alteration footprint, with coincident PV-type alteration and chargeability anomalies. Drilling of this target commenced in October 2023.

At Pueblo Grande Norte, located to the west of Pueblo Viejo, drilling is in progress on three porphyry and epithermal targets which had been defined. This framework drilling program is expected to be completed by November 2023.

At Zambrana, to the southeast of the Moore pit, one drill ready target with favorable geology and coincident high chargeability anomalism was defined which will be drill tested during the fourth quarter.

A fourth area of interest to the southeast of Pueblo Viejo, Pueblo Grande Sur, is emerging following field mapping, soil sampling and ground geophysics and framework drilling is planned in H1 2024.

Regional Exploration, Dominican Republic

A full integration and reinterpretation of legacy data on a consolidated Barrick property portfolio located in the west of the Dominican Republic has been initiated. Several areas of interest are emerging and field work to define the geological framework, potential and target areas will be conducted next year.

Veladero District, Argentina

At the Morro Escondido target, a mineral inventory has been defined following the completion of the first diamond drilling campaign. The metallurgical sampling program continues as part of the study to optimize the project economics and the exploration team is now focussing on the geological extensions to mineralization along the Ortiga Trend.

To the north of Morro Escondido, within this trend, several targets have been defined in the Cerro Lila target area which is a large, partly covered, high sulfidation system, of a similar age to Veladero. A Controlled Source Audio Magneto Telluric survey defined several resistivity anomalies coincident with favorable geology. Drilling is scheduled to begin in the fourth quarter.

A fully integrated prospectivity and prioritization assessment was carried out throughout the Veladero District, which resulted in the identification of four new areas with potential to host economic mineralization, increasing the number of priority targets to 10 that will be evaluated by way of geological mapping, sampling, ground geophysics and drilling during this spring-summer season.

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As reported previously, the drilling results at the Antenas-Chispas target had reduced the search zone to a 1 kilometer by 2 kilometer area of interest with favourable hydrothermal alteration present. Due to the winter season, there have been no field activities, with plans to return in the fourth quarter of 2023 to test the final zone of interest with two or three more holes.

Drilling of the Lama targets remains suspended due to winter operating conditions. Geological reviews of results remain ongoing to determine a program for the fourth quarter of 2023. As previously reported, those targets with a low potential to pass investment filters have been removed from the portfolio.

Northern Chile

Following the positive early field results at the Guanaqueros project, located in Northern Chile, further geological mapping, sampling, and ground geophysics have identified at least two emerging intermediate sulfidation targets and the ongoing work is expected to deliver drill-ready targets by the second quarter of 2024. Following these positive results, a large district-scale position was consolidated. Several new target areas are emerging in the new district after early-stage field reconnaissance. It is expected that detailed mapping and sampling, as well as geophysical surveys will define the geological framework and potential of the area.

In parallel, generative work is expanding with a focus on securing a strong portfolio of projects that provides exploration optionality.

El Indio Camp (Chile)

In the El Indio district, there have been no field activities due to the winter weather season. Ongoing review work of the target area, based on recent drill results, remains ongoing with the intention to return to the field in the fourth quarter of 2023 for an additional small drilling campaign, targeting the potential for a structurally controlled high-grade feeder zone.

Peru

Field work continues to focus on building a high quality portfolio of district-scale projects across the country. Four areas of interest are advancing in parallel, with projects at different stages, from drill-testing to target delineation to generative.

At Austral, several targets were tested with a drilling campaign executed during the quarter. Results confirmed the geological framework, but intercepted narrow structurally controlled mineralization. Assays results will be integrated to review the potential of the area.

Following the consolidation of the Pataqueña District, further mapping, sampling, and ground geophysical surveys defined four large targets with favorable geology (alteration and host rocks) in a promising structural setting. Pataqueña is an intermediate sulfidation epithermal system. All permits to complete the drilling campaign have been secured, and drilling is planned after the wet season, in the second quarter of 2024.

At a third area of interest, the Libelula District, early-stage work continues to return encouraging results. Detailed field mapping and sampling is ongoing, with ground geophysical surveys planned in early 2024, aiming to have drill-ready targets by the third quarter of 2024.

Reconnaissance field work is planned in a fourth area of interest, where Barrick has consolidated a district-scale position with a favorable license to operate.

Ecuador

During the quarter, Barrick successfully participated in a public tender process conducted by ENAMI EP, the state-owned mining company of Ecuador. The public process preceded the signing of a commercial agreement setting out a framework for the potential exploration and development of four district-scale areas (spanning approximately 398 square kilometers in total) in the prolific Jurassic Belt, which hosts the Mirador and Fruta del Norte deposits. The framework agreement was signed by ENAMI EP and Barrick on September 19, 2023. Following this milestone, Barrick expects to commence reconnaissance field work by year-end and to continue to work with ENAMI EP on implementing the framework agreement.

Porgera, Papua New Guinea

As discussed on page 9, Porgera is currently on temporary care and maintenance and consequently, all exploration activities have ceased.

Japan Gold Strategic Alliance, Japan

In Japan, we have completed the CSAMT geophysical survey at the Aibetsu project, located on Hokkaido Island and the team is progressing with the final interpretation. Looking ahead to the fourth quarter, a second phase of drilling at the Mizobe project on Kyushu island has been scheduled, and a geophysical CSAMT survey is planned for the Togi project situated on Honshu Island.

Asia Pacific

The exploration team is currently focusing on reviewing and evaluating new exploration opportunities across the Asia Pacific region.

Africa and Middle East

Senegal, Exploration15

On the Bambadji joint venture, the framework drilling of the first two prioritized targets along the 26-kilometer prospective corridor of the Bambadji Main Shear Zone (BMSZ) has progressed. At Latifa an encouraging intersection was received from LFDH004: 17.8 meters at 2.59 g/t (including 10 meters at 3.84 g/t) from 419.8 meters, hosted within a 70 meter thick alteration zone, which is open at depth and along strike. At Baqata, results from the three holes drilled on the target demonstrate the exploration potential within a kilometer scale mineralized system with indications of high-grade illustrated by BQDH011: 6.2 meters at 5.82 g/t from 259 meters including 2.7 meters at 12.92 g/t. The Baqata system remains open at depth and will be prioritized against other opportunities in the corridor for the next phases of drilling.

To the west, in the Faleme Domain, additional results from extensive target delineation programs continue to highlight multi-kilometer scale anomalous geochemical trends associated with prospective geological features supporting the exploration potential for major discoveries in this underexplored setting.

Loulo-Gounkoto, Mali16

At Yalea, deep framework drilling is planned to commence in the fourth quarter to test for large scale extensions and/or repetitions of the main high-grade Yalea system, in particular the Purple Patch, at depth. In addition, near surface, under-explored opportunities have been identified along strike both to the north and south of Yalea which will be prioritized for follow up.

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At Baboto, a follow-up drilling campaign has confirmed the extension of a large scale mineralized system at depth. Mineralization styles and the geological setting exhibit similarities to major systems such as Yalea with new intersections demonstrating high grade potential within the system, BNRC332: 2 meters at 11.58 g/t , BHD52: 2.15 meters at 8.71 g/t, BDH53: 3.9 meters at 16.83 g/t. A second phase of drilling is in progress to assess the scale of the system and overall potential.

At Gounkoto, geological model reviews at both Gounkoto and Faraba have highlighted untested opportunities for system replications at depth in both targets. Drilling is planned to commence in the fourth quarter.

Tongon, Cote D’Ivoire

At Fonondara, the drilling program designed to assess the potential of the deposit as a satellite for Tongon has returned encouraging initial results with zones of higher grades and widths than those modelled. Additional programs have been designed to test the near surface continuity along strike as well as framework diamond drilling to investigate the overall system potential at depth for a large standalone orebody.

At Korokaha North, initial field validation and data integration, including the layers from a new airborne magnetic survey has highlighted a number of high priority large scale targets, several of which are associated with the eastwards extensions of the fertile structures which control the location of the Tongon deposits. An initial drilling program is scheduled to commence in the fourth quarter to rapidly assess the potential of the targets to become additional satellites to further extend the life of mine at Tongon.

Kibali, Democratic Republic of Congo17

A framework drilling program has been completed in the sparsely tested area between the KCD, Gorumbwa and Kombokolo orebodies. Geological observations provide further support for a parallel corridor northwest of KCD, with similar host rocks and mineralization style. Multiple high impact targets have been generated from the framework program, including a sparsely tested structure linking the KCD and Gorumbwa orebodies and near-surface targets that could support the KCD super pit concept. Follow-up drilling is planned to refine the model and vector toward high grade lodes.

At Agbarabo-Rhino, drilling this quarter successfully intersected the Rhino main mineralization system 250 meters down plunge from the deepest previous holes over a width of 130 meters, and mineralization remains open laterally and down plunge. The results support the potential of Rhino as an ‘anchor lode’ to deliver a significant open pit/underground satellite made up of multiple high-grade shoots less than four kilometers from the Kibali plant demonstrated by ADD030: 22.7 meters at 2.67 g/t Au from 244.4 meters (including. 3.2 meters at 9.24 g/t Au).

Along the KZ-North trend at Oere, a drilling program is in progress to test for a larger, high-grade orebody below the known system. To date, drilling has confirmed the continuity of the mineralized system down to 450 meters vertical depth demonstrated by ORDD0112: 13.9 meters at 2.50 g/t Au from 338.0 meters (including 2.9 meters at 4.86 g/t Au and 3.8 meters at 3.43 g/t Au) and ORDD0113: 9.0 meters at 2.28 g/t Au from 514.3 meters. These results support the exploration potential of the vertical extension of the system and reinforce the prospectivity of the entire KZ North trend for additional blind high-grade lodes between the Mofu-Oere-Kalimva orebodies.

North Mara and Bulyanhulu, Tanzania18

Framework drilling along the highly prospective Gokona corridor at North Mara has discovered a new gold-bearing hydrothermal system within the Shakta area, eight kilometers northwest of Gokona. Assays from wide-spaced drilling are encouraging, with SKRC019 returning 6 meters at 4.2 g/t Au from 101 meters (including 2 meters at 11.5 g/t Au), within Gokona-style host rocks. The target area is preserved under post-mineralization volcanic cover, with the system open for more than one and a half kilometers along strike, a potential footprint comparable to the Gokona-Gena orebodies. Additional drilling will be completed next quarter to assess the potential of the target.

At Bulyanhulu, shallow geochemical drilling commenced within the northwest tenement holdings, targeting potential repetitions and extensions of the Bulyanhulu-type geology and host structures. The program aims to map the geology and geochemical signatures beneath the post-mineral cover to generate high impact satellite targets close to the Bulyanhulu plant.

An airborne geophysical survey was completed during the quarter across the newly consolidated Siga footprint, and the data will aid in generating the priority initial targets along the interpreted southerly continuation of the Bulyanhulu host structure beneath post-mineral cover.

Lumwana19

All assay results were received for the Kababisa Extension drilling with significant grade and thickness intersected: KAB012 16 meters at 0.67% Cu, KAB13 7 meters at 0.69% Cu and KAB014 7 meters at 0.44% Cu, extending the Kababisa Main mineralization to the north by approximately 850 meters and is still open along strike. Infill drilling of Kababisa main and the northern Extension, including a possible connection to Kamalamba will be the focus for the fourth quarter.

Jabal Sayid, Kingdom of Saudi Arabia

Drilling this quarter at the Janob target, located one-kilometer southwest of Lode 1, has shown continuity of feeder style copper mineralization over a 300 meter strike. Additional surface trenching is being carried out to constrain the surface expression of the copper mineralization and the geological model before deeper drilling is carried out in the fourth quarter to fully assess the potential.

On the Jabal Sayid South project, prospective paleo-surface trends extending from the Jabal Sayid license have been mapped over 1.5 kilometers with coincident copper geochemical anomalies and geophysical responses indicative of massive sulphide mineralization. Targets are being prioritized for scout drill testing in the fourth quarter.

Exploration at Umm ad Damar is progressing rapidly with the delineation of robust targets for initial drill testing planned in the fourth quarter. The targets have been defined based on the integration of geological mapping and sampling, ground geophysics and the relogging of historical drill holes. An airborne geophysical survey is planned for the fourth quarter to support the generation of additional targets.

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Review of Financial Results

Revenue

($ millions, except per ounce/pound data in dollars)		For the three months ended		For the nine months ended

	9/30/23	6/30/23	9/30/22	9/30/23	9/30/22

Gold

000s oz sold[a]	1,027	1,001	997	2,982	3,030

000s oz produced[a]	1,039	1,009	988	3,000	3,021

Market price ($/oz)	1,928	1,976	1,729	1,930	1,824

Realized price ($/oz)[b]	1,928	1,972	1,722	1,934	1,820

Revenue	2,588	2,584	2,277	7,583	7,385

Copper

millions lbs sold[a]	101	101	120	291	346

millions lbs produced[a]	112	107	123	307	344

Market price ($/lb)	3.79	3.84	3.51	3.89	4.11

Realized price ($/lb)[b]	3.78	3.70	3.24	3.88	3.86

Revenue	209	189	200	569	698

Other sales	65	60	50	186	156

Total revenue	2,862	2,833	2,527	8,338	8,239

a.	On an attributable basis.
b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 76 of this MD&A.

Q3 2023 compared to Q2 2023

In the third quarter of 2023, gold revenues were largely in line with the second quarter of 2023, as higher sales volumes were offset by a lower realized gold price1. The average market price for the three month period ended September 30, 2023 was $1,928 per ounce, representing a 2% decrease versus the all-time high quarterly average of $1,976 per ounce average in the prior quarter. During the third quarter of 2023, the gold price ranged from $1,846 to $1,988 per ounce, and closed the quarter at $1,871 per ounce. Gold prices in the third quarter of 2023 continued to be volatile, impacted by economic and geopolitical concerns, global interest rate policies and outlooks, high levels of inflation, and a strengthening trade-weighted US dollar.

In the third quarter of 2023, gold production on an attributable basis was 30 thousand ounces higher than the prior quarter, primarily due to higher oxide production from the Crossroads open pit and Cortez Hills underground at Cortez. In addition, production was higher at Turquoise Ridge due to planned autoclave maintenance in the previous quarter and at Kibali driven by improved grades. This was offset by lower production at Carlin due to lower open pit ore tonnes mined at a lower average grade as mining in the Goldstar open pit was substantially completed early in the third quarter, leading to a higher proportion of lower grade stockpile tonnes processed at the roasters.

ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz)

Q3 2023 compared to Q2 2023

Copper revenues in the third quarter of 2023 increased by 11% compared to the prior quarter, primarily due to a higher realized copper price1, while sales volumes were in line with the prior quarter. The average market price in the third quarter of 2023 was $3.79 per pound, representing a decrease of 1% from the $3.84 per pound average in the prior quarter. The realized copper price1 in the third quarter of 2023 was slightly lower than the market copper price due to the impact of negative provisional pricing adjustments, consistent with the prior quarter. During the third quarter of 2023, the copper price traded in a range of $3.66 to $4.02 per pound, and closed the quarter at $3.73 per pound. Copper prices in the third quarter of 2023 were impacted by a strengthening trade-weighted US dollar, and concerns regarding a slowdown in economic growth, especially in China, which is the world’s largest consumer of copper. Longer term, expectations for increases in copper demand from infrastructure spending and the transition to a low-carbon global economy should continue to have a positive impact on copper demand and consequently, expectations of future prices.

Attributable copper production in the third quarter of 2023 was 5 million pounds higher compared to the prior quarter driven by higher grades processed at Lumwana which was due to improved mining rates resulting from the new truck fleet.

Q3 2023 compared to Q3 2022

For the three month period ended September 30, 2023, gold revenues increased by 14% compared to the same prior year period, primarily due to a higher realized gold price1, combined with higher sales volumes. The average market price for the three month period ended September 30, 2023 was $1,928 per ounce versus $1,729 per ounce for the same prior year period.

BARRICK THIRD QUARTER 2023	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz)

Q3 2023 compared to Q3 2022

For the three month period ended September 30, 2023, attributable gold production was 51 thousand ounces higher than the same prior year period, primarily due to higher oxide production from the Crossroads open pit and Cortez Hills underground at Cortez, combined with higher grades processed, recoveries and throughput at both Turquoise Ridge and Kibali. This was partially offset by lower production at Pueblo Viejo, driven by lower recoveries and lower throughput from premature mechanical failures of the newly installed equipment during the commissioning and ramp-up of the plant expansion.

Copper revenues for the three month period ended September 30, 2023 increased by 5% compared to the same prior year period, due to a higher realized copper price1, partially offset by lower sales volume. In the third quarter of 2023, the realized copper price1 was lower than the market copper price due to the impact of negative provisional pricing adjustments, consistent with the same prior year period. This reflects the decrease in the copper market price during each of those quarters.

Attributable copper production for the three month period ended September 30, 2023 decreased by 11 million pounds compared to the same prior year period, primarily at Lumwana due to lower grades processed, throughput and recoveries.

YTD 2023 compared to YTD 2022

For the nine month period ended September 30, 2023, gold revenues increased by 3% compared to the same prior year period, primarily due to an increase in the realized gold price1, partially offset by a decrease in sales volumes. The average market price for the nine month period ended September 30, 2023 was $1,930 per ounce versus $1,824 per ounce for the same prior year period.

For the nine month period ended September 30, 2023, attributable gold production was 21 thousand ounces lower than the same prior year period, primarily at Pueblo Viejo resulting from lower grades processed in line with the planned mining and stockpile feed sequence, and lower throughput due to tie-in and commissioning work related to the plant expansion; at Carlin mainly due to the closure of the Gold Quarry concentrator at the beginning of the second quarter of 2023 and the conversion of the Goldstrike autoclave to a conventional CIL process in the first quarter of 2023; and at Long Canyon as Phase 1 mining was completed in May 2022. These impacts were partially offset by higher oxide ore tonnes mined from Crossroads and CHUG, combined with higher heap leach production at Cortez.

Copper revenues for the nine month period ended September 30, 2023 decreased by 18% compared to the same prior year period, as result of lower sales volume, partially offset by a slightly higher realized copper price1. For the nine month period ended September 30, 2023, the realized copper price1 was slightly lower than the market copper price as a result of the impact of negative provisional pricing adjustments, consistent with the same prior year period, which reflects the decrease in the copper market price during each of those periods.

Attributable copper production for the nine month period ended September 30, 2023, decreased by 37 million pounds compared to the same prior year period, mainly at Lumwana due to lower grades processed and lower recoveries, partially offset by higher throughput.

Production Costs

($ millions, except per ounce/pound data in dollars)		For the three months ended		For the nine months ended

	9/30/23	6/30/23	9/30/22	9/30/23	9/30/22

Gold

Site operating costs	1,208	1,244	1,161	3,660	3,392

Depreciation	427	413	393	1,285	1,250

Royalty expense	90	88	74	279	257

Community relations	11	8	10	26	24

Cost of sales	1,736	1,753	1,638	5,250	4,923

Cost of sales ($/oz)[a]	1,277	1,323	1,226	1,325	1,211

Total cash costs ($/oz)[b]	912	963	891	953	859

All-in sustaining costs ($/oz)[b]	1,255	1,355	1,269	1,325	1,215

Copper

Site operating costs	81	100	89	296	248

Depreciation	70	59	59	173	131

Royalty expense	15	16	23	46	87

Community relations	1	1	1	2	3

Cost of sales	167	176	172	517	469

Cost of sales ($/lb)[a]	2.68	2.84	2.30	2.90	2.21

C1 cash costs ($/lb)[b]	2.05	2.28	1.86	2.33	1.79

All-in sustaining costs ($/lb)[b]	3.23	3.13	3.13	3.25	2.96

a.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 76 of this MD&A.

BARRICK THIRD QUARTER 2023	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Q3 2023 compared to Q2 2023

In the third quarter of 2023, gold cost of sales on a consolidated basis was almost in line with the second quarter of 2023. Our 45% interest in Kibali is equity accounted, and therefore the mine’s cost of sales is excluded from our consolidated gold cost of sales. Our per ounce metrics, gold cost of sales2 and total cash costs1, includes our proportionate share of cost of sales at our equity method investees, and were 3% and 5% lower, respectively, than the prior quarter, mainly due to the impact of the sales mix across the portfolio, with a higher contribution of ounces at a lower cost per ounce from Cortez, Turquoise Ridge and Kibali, combined with lower unit costs at Carlin.

In the third quarter of 2023, gold all-in sustaining costs per ounce1, which also includes our proportionate share of equity method investees, decreased by 7% compared to the prior quarter. This was primarily due to lower total cash costs per ounce1, as described above, combined with lower minesite sustaining capital expenditures1 on a per ounce basis.

In the third quarter of 2023, copper cost of sales on a consolidated basis was 5% lower than the prior quarter, due to lower site operating costs due to improved mining efficiencies, partially offset by higher depreciation at Lumwana. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted and therefore, we do not include their cost of sales in our consolidated copper cost of sales. Our per pound metrics, copper cost of sales2 and C1 cash costs1, include our proportionate share of cost of sales at our equity method investees. Copper cost of sales per pound2 and C1 cash costs per pound1 were 6% and 10% lower, respectively, compared to the prior period, primarily due to the improved mining efficiencies at Lumwana as mentioned above.

In the third quarter of 2023, copper all-in sustaining costs1 per pound, which also includes our proportionate share of equity method investees, was 3% higher than the prior quarter, primarily due to an increase in minesite sustaining capital expenditures1 related to increased capitalized waste stripping at Lumwana, partially offset by lower C1 cash costs per pound1, as discussed above.

Q3 2023 compared to Q3 2022

For the three month period ended September 30, 2023, gold cost of sales on a consolidated basis was 6% higher than the same prior year period, primarily due to higher sales volumes. Our 45% interest in Kibali is equity accounted and therefore, the mine’s cost of sales is excluded from our consolidated gold cost of sales. Our per ounce metrics, gold cost of sales2 and total cash costs1, include our proportionate share of cost of sales at our equity method investees, and were 4% and 2% higher, respectively, compared to the same prior year period. This was mainly due to lower grades processed, partially offset by a lower contribution at higher unit costs from Pueblo Viejo. Cost of sales per ounce2 was further impacted by higher depreciation at Kibali.

For the three month period ended September 30, 2023, gold all-in sustaining costs per ounce1 was slightly lower than the same prior year period, primarily due to lower minesite sustaining capital expenditures1 on a per ounce basis, partially offset by the increase in total cash costs per ounce1.

For the three month period ended September 30, 2023, copper cost of sales on a consolidated basis was 3% lower than the same prior year period, primarily due to the impact of lower sales volumes. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted and therefore, we do not include their cost of sales in our consolidated copper cost of sales. Our per pound metrics, copper cost of sales2 and C1 cash costs1, includes our proportionate share of cost of sales at our equity method investees. Copper cost of sales per pound2 and C1 cash costs1 were 17% and 10% higher, respectively, compared to the same prior year period, primarily due to lower grades processed and lower recoveries at Lumwana. Cost of sales per pound2 was further impacted by higher depreciation at Lumwana.

For the three month period ended September 30, 2023, copper all-in sustaining costs per pound1 was 3% higher than the same prior year period, primarily reflecting higher C1 cash costs per pound1, as discussed above, partially offset by lower minesite sustaining capital expenditures1 resulting from an improvement in mining unit rates at Lumwana.

YTD 2023 compared to YTD 2022

For the nine month period ended September 30, 2023, cost of sales applicable to gold was 7% higher than the same prior year period, mainly due to lower grades processed, mainly at Cortez, combined with higher contractor and maintenance costs, specifically at NGM. Our 45% interest in Kibali is equity accounted and therefore, we do not include its cost of sales in our consolidated gold cost of sales. On a per ounce basis, gold cost of sales2 and total cash costs1, after including our proportionate share of cost of sales at our equity method investees, were 9% and 11% higher, respectively, than the same prior year period. This was primarily due to lower grades processed, and higher contractor and maintenance costs, as described above.

For the nine month period ended September 30, 2023, gold all-in sustaining costs per ounce1 increased by 9% compared to the same prior year period, primarily due to an increase in total cash costs per ounce1, combined with higher minesite sustaining capital expenditures1 on a per ounce basis.

For the nine month period ended September 30, 2023, copper cost of sales on a consolidated basis was 10% higher than the same prior year period, primarily due to higher site operating costs. This was combined with higher depreciation, partially offset by lower royalty expenses. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted and therefore, we do not include their cost of sales in our consolidated copper cost of sales. Our per pound metrics, copper cost of sales2 and C1 cash costs1, include our proportionate share of cost of sales at our equity method investees. Copper cost of sales per pound2, and C1 cash costs per pound1 were 31% and 30% higher, respectively, compared to the same prior year period, primarily due to higher operating unit costs resulting from lower grades processed, lower recoveries and lower capitalized waste stripping at Lumwana.

For the nine month period ended September 30, 2023, copper all-in sustaining costs per pound1 were 10% higher than the same prior year period, primarily due to increased C1 cash costs per pound1, partially offset by lower minesite sustaining capital expenditures1 which was mainly driven by a decrease in capitalized waste stripping at Lumwana.

BARRICK THIRD QUARTER 2023	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Capital Expendituresa

($ millions)		For the three months ended		For the nine months ended

	9/30/23	6/30/23	9/30/22	9/30/23	9/30/22

Minesite sustaining[b]	529	524	571	1,507	1,514

Project capital expenditures[b,c]	227	238	213	691	625

Capitalized interest	12	7	8	27	19

Total consolidated capital expenditures	768	769	792	2,225	2,158

Attributable capital expenditures[d]	589	588	609	1,703	1,674

a.	These amounts are presented on a cash basis.
b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 76 of this MD&A.
c.	Project capital expenditures[1] are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
d.	These amounts are presented on the same basis as our guidance.

Q3 2023 compared to Q2 2023

In the third quarter of 2023, total consolidated capital expenditures on a cash basis were in line with the second quarter of 2023 as a decrease in project capital expenditures1 was largely offset by an increase in minesite sustaining capital expenditures1. Project capital expenditures1 decreased by 5% compared to the prior quarter, mainly at Pueblo Viejo as the plant expansion nears completion and at Lumwana due to the timing of deliveries of the remaining new owner mining truck fleet to replace the contract mining. This was partially offset by higher project capital expenditures1 at Loulo-Gounkoto due to the Yalea South project. The increase in minesite sustaining capital expenditures1 of 1% was primarily driven by increased capitalized waste stripping at Lumwana and Carlin, partially offset by lower capitalized waste stripping at Loulo-Gounkoto.

Q3 2023 compared to Q3 2022

For the three month period ended September 30, 2023, total consolidated capital expenditures on a cash basis decreased by 3% compared to the same prior year period. This was mainly due to an decrease in minesite sustaining capital expenditures1, partially offset by an increase in project capital expenditures1. Minesite sustaining capital expenditures1 decreased by 7% compared with the same prior year period mainly due to lower capitalized waste stripping at Cortez and an improvement in mining unit rates at Lumwana, partially offset by higher capitalized waste stripping and underground development at Carlin. Project capital expenditures1 increased by 7% compared to the same prior year period, primarily due to higher expenditures at the TS Solar project at NGM as construction began in the fourth quarter of 2022, combined with the investment in the new owner mining truck fleet at Lumwana. This was partially offset by lower project spend at Pueblo Viejo as the plant expansion nears completion.

YTD 2023 compared to YTD 2022

For the nine month period ended September 30, 2023, total consolidated capital expenditures on a cash basis increased by 3% compared to the same prior year period due to an increase in project capital expenditures1, while minesite sustaining capital expenditures1 were relatively consistent with the same prior year. Higher project capital expenditures1 of 11% were mainly due to the investment in the new owner mining truck fleet at Lumwana, combined with higher expenditures at the TS Solar project at NGM as construction began in the fourth quarter of 2022. This was partially offset by lower project spend incurred on the plant expansion at Pueblo Viejo. Minesite sustaining capital expenditures1 were largely in line with the same prior year period, as lower capitalized waste stripping at Cortez and Lumwana was largely offset by an increase in project spend on processing facilities and underground development at Carlin, higher capitalized waste stripping at North Mara, and increased expenditures on the tailings buttress project and new equipment purchases in the underground at Loulo-Gounkoto.

General and Administrative Expenses

($ millions)		For the three months ended		For the nine months ended

	9/30/23	6/30/23	9/30/22	9/30/23	9/30/22

Corporate administration	23	23	26	74	92

Share-based compensationa	7	5	0	23	18

General & administrative expenses	30	28	26	97	110

a.	Based on a US$15.79 share price as at September 30, 2023 (June 30, 2023: US$16.93 and September 30, 2022: US$14.91).

Q3 2023 compared to Q2 2023

In the third quarter of 2023, general and administrative expenses increased by $2 million compared to the second quarter of 2023, driven by higher share-based compensation expense due to a more modest decrease in our share price during the current quarter as compared to the prior quarter.

Q3 2023 compared to Q3 2022

For the three month period ended September 30, 2023, general and administrative expenses increased by $4 million compared to the same prior year period resulting from higher share-based compensation expense due to a more modest decrease in our share price during the current quarter as compared to the same prior year period.

YTD 2023 compared to YTD 2022

For the nine month period ended September 30, 2023, general and administrative expenses decreased by $13 million compared to the same prior year period. This was due to lower corporate administration expense, partially offset by higher share-based compensation expense attributed to a more modest decrease in our share price during the current period compared to the same prior year period.

BARRICK THIRD QUARTER 2023	50	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Exploration, Evaluation and Project Expenses

($ millions)		For the three months ended		For the nine months ended

	9/30/23	6/30/23	9/30/22	9/30/23	9/30/22

Global exploration and evaluation	35	37	25	99	85

Project costs:

Reko Diq	16	14	1	35	3

Lumwana	9	10	0	26	0

Pascua-Lama	5	7	7	20	36

Pueblo Viejo	1	1	5	3	18

Other	8	14	12	33	40

Corporate development	1	4	5	6	10

Global exploration and evaluation and project expense	75	87	55	222	192

Minesite exploration and evaluation	11	14	22	36	52

Total exploration, evaluation and project expenses	86	101	77	258	244

Q3 2023 compared to Q2 2023

Exploration, evaluation and project expenses for the third quarter of 2023 decreased by $15 million compared to the second quarter of 2023. This was driven by lower project costs and lower minesite exploration and evaluation costs across various sites.

Q3 2023 compared to Q3 2022

Exploration, evaluation and project expenses for the three month period ended September 30, 2023 increased by $9 million compared to the same prior year period, driven by higher project costs at Reko Diq due to the ramp up of activities at the reconstituted project and PFS work for the Lumwana Super Pit. These were partially offset by lower minesite exploration and evaluation costs, mainly in the Africa & Middle East region.

YTD 2023 compared to YTD 2022

Exploration, evaluation and project expenses for the nine month period ended September 30, 2023 were $14 million higher than the same prior year period, primarily due to higher project costs at Reko Diq due to the ramp up of activities at the reconstituted project and PFS work for the Lumwana Super Pit. This was partially offset by lower project costs at Pascua-Lama as the Chilean side entered closure and at Pueblo Viejo as the technical and social studies for additional tailings storage capacity were completed at the end of 2022, as well as lower minesite exploration and evaluation costs, mainly in the Africa & Middle East region.

Finance Costs, Net

($ millions)		For the three months ended		For the nine months ended

	9/30/23	6/30/23	9/30/22	9/30/23	9/30/22

Interest expense[a]	100	94	95	299	277

Accretion	22	21	18	64	46

Gain on debt extinguishment	0	0	(2)	0	(2)

Interest capitalized	(12)	(8)	(8)	(27)	(19)

Other finance costs	2	1	1	4	4

Finance income	(60)	(64)	(31)	(186)	(56)

Finance costs, net	52	44	73	154	250

a.

For the three and nine months ended September 30, 2023, interest expense includes approximately $8 million and $25 million, respectively, of non-cash interest expense relating to the streaming agreements with Royal Gold, Inc. (June 30, 2023: $9 million and September 30, 2022: $8 million and $25 million, respectively).

Q3 2023 compared to Q2 2023

In the third quarter of 2023, finance costs, net were 18% higher than the prior quarter, mainly due to higher interest expense and slightly lower finance income, partially offset by higher capitalized interest.

Q3 2023 compared to Q3 2022

For the three month period ended September 30, 2023, finance costs, net decreased by 29% compared to the same prior year period, primarily due to higher finance income earned on our cash balance resulting from an increase in market interest rates.

YTD 2023 compared to YTD 2022

For the nine month period ended September 30, 2023, finance costs, net were 38% lower than the same prior year period as a result of higher finance income earned on our cash balance, partially offset by higher accretion, both resulting from an increase in market interest rates. In addition to this, interest expense and finance income were higher versus the same prior year period due to the restricted cash and associated financial liability owed to Antofagasta plc following the reconstitution of the Reko Diq project which occurred on December 15, 2022. A cash payment of $962 million was remitted to Antofagasta plc to extinguish the financial liability during the second quarter of 2023.

Additional Significant Statement of Income Items

($ millions)		For the three months ended		For the nine months ended

	9/30/23	6/30/23	9/30/22	9/30/23	9/30/22

Impairment charges	0	22	24	23	29

Loss (gain) on currency translation	30	(12)	3	56	12

Closed mine rehabilitation	(44)	(13)	(55)	(35)	(180)

Other expense (income)	58	18	(9)	128	(18)

Impairment Charges

Q3 2023 compared to Q2 2023

In the third quarter of 2023, there were no impairment charges, compared to $22 million in the prior period related to miscellaneous assets.

BARRICK THIRD QUARTER 2023	51	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Q3 2023 compared to Q3 2022

For the three month period ended September 30, 2023, there were no impairment charges, compared to $24 million in the same prior year period mainly related to an inventory impairment at Lumwana.

YTD 2023 compared to YTD 2022

For the nine month period ended September 30, 2023, net impairment charges were $23 million, related to miscellaneous assets. This compares to $29 million in the same prior year period, mainly related to an inventory impairment at Lumwana.

For a further breakdown of impairment charges and reversals, refer to note 12 of the Financial Statements.

Loss on Currency Translation (Gain)

Q3 2023 compared to Q2 2023

Loss on currency translation in the third quarter of 2023 was $30 million compared to a gain of $12 million in the prior quarter. The loss in the current quarter mainly related to the devaluation of the Chilean peso, the Argentine peso and the West African CFA franc. The gain in the prior period mainly related to the appreciation of the Zambian kwacha as the country finalized a debt restructuring deal, which represented a reversal of the significant currency weakness that was experienced during the first quarter of 2023. This currency fluctuation resulted in a revaluation of our local currency denominated value-added tax receivable and local currency denominated payable balances.

Q3 2023 compared to Q3 2022

Loss on currency translation in the third quarter of 2023 was $30 million compared to $3 million in the same prior year period. The losses in the current quarter mainly related to the devaluation of the Chilean peso, the Argentine peso and the West African CFA franc. The losses in the same prior year period mainly related to the devaluation of the Argentine peso, partially offset by the appreciation of the Zambian kwacha. These currency fluctuations resulted in a revaluation of our local currency denominated value-added tax receivable and local currency denominated payable balances.

YTD 2023 compared to YTD 2022

Loss on currency translation for the nine month period ended September 30, 2023 increased by $44 million compared to the same prior year period, mainly due to fluctuations of the Zambian kwacha during the relevant periods, combined with the devaluation of the West African CFA franc in the current year. These currency fluctuations resulted in a revaluation of our local currency denominated value-added tax receivable and local currency denominated payable balances.

Closed Mine Rehabilitation

Q3 2023 compared to Q2 2023

Closed mine rehabilitation gain in the third quarter of 2023 was $44 million compared to $13 million in the prior quarter. The increased gain mainly related to a larger increase in the market real risk-free rate used to discount the closure provision in the current period compared to the prior quarter.

Q3 2023 compared to Q3 2022

Closed mine rehabilitation gain in the third quarter of 2023 was $44 million compared to $55 million in the same prior year period. The decreased gain mainly related to a smaller increase in the market real risk-free rate used to discount the closure provision in the current period compared to the same prior year period.

YTD 2023 compared to YTD 2022

Closed mine rehabilitation gain for the nine month period ended September 30, 2023 was $35 million compared to $180 million in the same prior year period. This was mainly related to a smaller increase in the market real risk-free rate used to discount the closure provision in the current period, compared to the same prior year period.

Other Expense (Income)

Q3 2023 compared to Q2 2023

For the three months ended September 30, 2023, other expense was $58 million compared to $18 million in the prior quarter. Other expenses in both the current and prior quarter were mainly related to care and maintenance expenses at Porgera. The current quarter was further impacted by litigation accruals and settlements.

Q3 2023 compared to Q3 2022

For the three months ended September 30, 2023, other expense was $58 million compared to other income $9 million in the same prior year period. Other expense in the current quarter mainly related to care and maintenance expenses at Porgera, combined with litigation accruals and settlements. In the same prior year period, other income mainly related to the gain on the sale of two royalty portfolios, partially offset by care and maintenance expenses at Porgera.

YTD 2023 compared to YTD 2022

For the nine month period ended September 30, 2023, other expense was $128 million compared to other income of $18 million in the same prior year period. The other expense in the current year mainly related to care and maintenance expenses at Porgera, the $30 million commitment we made towards the expansion of education infrastructure in Tanzania per our community investment obligations under the Twiga partnership, combined with litigation accruals and settlements. Other income in the same prior year period mainly related to the gain on the sale of two royalty portfolios, and the insurance claim associated with the mechanical mill failure at the Goldstrike roaster of $22 million, partially offset by care and maintenance expenses at Porgera, litigation costs and miscellaneous write-offs.

Income Tax Expense

Income tax expense was $218 million in the third quarter of 2023. The unadjusted effective income tax rate in the third quarter of 2023 was 27% of income before income taxes.

The underlying effective income tax rate on ordinary income in the third quarter of 2023 was 23% after adjusting for the impact of foreign currency translation losses on deferred tax balances; the impact of the de-recognition of deferred tax assets; the impact of prior year adjustments; the impact of updates to the rehabilitation provision for our non-operating mines; the impact of non-deductible foreign exchange losses; the impact of the

BARRICK THIRD QUARTER 2023	52	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Porgera mine being placed on care and maintenance; and the impact of other expense adjustments.

We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore, the expectations of our ability to realize deferred tax assets. The interpretation of tax regulations and legislation as well as their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. We also have significant amounts of unrecognized deferred tax assets (e.g. for tax losses in Canada). Potential changes in any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods. For further details on income tax expense, refer to note 9 of the Financial Statements.

Withholding Taxes

In the third quarter of 2023, we recorded $16 million of dividend withholding taxes related to the undistributed earnings of our subsidiaries in the United States.

Nevada Gold Mines

NGM is a limited liability company treated as a flow through partnership for US tax purposes. The partnership is not subject to federal income tax directly, but each of its partners is liable for tax on its share of the profits of the partnership. As such, Barrick accounts for its current and deferred income tax associated with this investment (61.5% share) following the principles in IAS 12.

OECD Pillar Two model rules

We have applied the exception available under the amendments to IAS 12 published by the IASB in May 2023 and are not recognizing or disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes given relevant information is not known or reasonably estimable at this time. Furthermore, since Pillar Two legislation is not yet enacted or substantively enacted in the main jurisdictions where we operate, we continue working on assessing our exposure to Pillar Two income taxes and will provide an update once further information is available.

BARRICK THIRD QUARTER 2023	53	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Financial Condition Review

Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts)	As at 9/30/23	As at 12/31/22

Total cash and equivalents	4,261	4,440

Current assets	3,158	4,025

Non-current assets	38,176	37,500

Total Assets	45,595	45,965

Current liabilities excluding short-term debt	2,410	3,107

Non-current liabilities excluding long-term debt[a]	6,712	6,787

Debt (current and long-term)	4,775	4,782

Total Liabilities	13,897	14,676

Total shareholders’ equity	23,020	22,771

Non-controlling interests	8,678	8,518

Total Equity	31,698	31,289

Total common shares outstanding (millions of shares)	1,756	1,755

Debt, net of cash	514	342

Key Financial Ratios:

Current ratio[b]	3.07:1	2.71:1

Debt-to-equity[c]	0.15:1	0.15:1

[a].	Non-current financial liabilities as at September 30, 2023 were $5,265 million (December 31, 2022: $5,314 million).
[b].	Represents current assets divided by current liabilities (including short-term debt) as at September 30, 2023 and December 31, 2022.
[c].	Represents debt divided by total shareholders’ equity (including minority interest) as at September 30, 2023 and December 31, 2022.

Balance Sheet Review

Total assets were $45.6 billion as at September 30, 2023, slightly lower than total assets as at December 31, 2022.

Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and our history of growing through acquisitions. Other significant assets include production inventories, indirect taxes recoverable and receivable, concentrate sales receivable, other government and joint venture related receivables, as well as cash and equivalents.

Total liabilities at September 30, 2023 were $13.9 billion, lower than total liabilities at December 31, 2022. Our liabilities are primarily comprised of debt, other non-current liabilities (such as provisions and deferred income tax liabilities), and accounts payable. Both total assets and total liabilities were lower than total assets and liabilities at December 31, 2022 primarily due to the restricted cash and associated financial liability owed to Antofagasta plc following the reconstitution of the Reko Diq project which occurred on December 15, 2022. A cash payment of $962 million was remitted to Antofagasta plc to extinguish the financial liability during the second quarter of 2023.

Shareholders’ Equity

10/24/2023	Number of shares

Common shares	1,755,522,884

Stock options	—

Financial Position and Liquidity

We believe we have sufficient financial resources to meet our business requirements for the foreseeable future, including capital expenditures, working capital requirements, interest payments, environmental rehabilitation, securities buybacks and dividends. During the third quarter of 2023, our cash balance increased as the cash flow from operating activities and dividends from equity method investments exceeded the cash outflows related to capital expenditures and dividends.

Total cash and cash equivalents as at September 30, 2023 were $4.3 billion. Our capital structure comprises a mix of debt, non-controlling interest (primarily at NGM) and shareholders’ equity. As at September 30, 2023, our total debt was $4.8 billion (debt, net of cash and equivalents was $514 million) and our debt-to-equity ratio was 0.15:1. This compares to total debt as at December 31, 2022 of $4.8 billion (debt, net of cash and equivalents was $342 million), and a debt-to-equity ratio of 0.15:1.

Uses of cash for the remainder of 2023 include capital commitments of $291 million, and we expect to incur attributable minesite sustaining1 and project capital expenditures1 of approximately $600 million during the remainder of the year, based on our guidance range on page 13. For the remainder of 2023, we have contractual obligations and commitments of $475 million for supplies and consumables. In addition, we have $126 million in interest payments and other amounts as detailed in the table on page 57. We expect to fund these commitments through operating cash flow, which is our primary source of liquidity, as well as our existing cash balances as necessary. As discussed on page 9, we have authorized a share buyback program, where we may purchase up to $1 billion of Barrick shares. As at September 30, 2023, we had not purchased any shares under this program in 2023.

We also have a performance dividend policy that will enhance the return to shareholders when the Company’s liquidity is strong. In addition to our base dividend, the amount of the performance dividend on a quarterly basis will be based on the amount of cash, net of debt, on our consolidated balance sheet at the end of each quarter as per the schedule below.

BARRICK THIRD QUARTER 2023	54	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Performance Dividend Level	Threshold Level	Quarterly Base Dividend	Quarterly Performance Dividend	Quarterly Total Dividend

Level I	Net cash <$0	$0.10 per share	$0.00 per share	$0.10 per share

Level II	Net cash >$0 and <$0.5B	$0.10 per share	$0.05 per share	$0.15 per share

Level III	Net cash >$0.5B and <$1B	$0.10 per share	$0.10 per share	$0.20 per share

Level IV	Net cash >$1B	$0.10 per share	$0.15 per share	$0.25 per share

The declaration and payment of dividends is at the discretion of the Board of Directors, and will depend on the company’s financial results, cash requirements, future prospects, the number of outstanding common shares, and other factors deemed relevant by the Board.

Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market price of gold and to a lesser extent, copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include further portfolio optimization and the creation of new joint ventures and partnerships; issuance of equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership; issuance of long-term debt securities in the public markets or to private investors (Moody’s and S&P currently rate Barrick’s outstanding long-term debt as investment grade, with ratings of A3 and BBB+, respectively); and drawing on the $3.0 billion available under our undrawn Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing). In May 2023, we completed an amendment of our undrawn $3.0 billion revolving credit facility, including an extension of the termination date by one year to May 2028. The revolving credit facility incorporates sustainability-linked metrics and are made up of annual environmental and social performance targets directly influenced by Barrick’s actions, rather than based on external ratings. The performance targets include Scope 1 and Scope 2 GHG emissions intensity, water use efficiency (reuse and recycling rates), and TRIFR3. Barrick may incur positive or negative pricing adjustments on drawn credit spreads and standby fees based on its sustainability performance versus the targets that have been set. The key financial covenant in our undrawn Credit Facility requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1. Barrick’s net debt to total capitalization ratio was 0.02:1 as at September 30, 2023 (0.01:1 as at December 31, 2022).

Summary of Cash Inflow (Outflow)

($ millions)		For the three months ended		For the nine months ended

	9/30/23	6/30/23	9/30/22	9/30/23	9/30/22

Net cash provided by operating activities	1,127	832	758	2,735	2,686

Investing activities

Capital expenditures	(768)	(769)	(792)	(2,225)	(2,158)

Investment sales	3	0	0	3	382

Dividends received from equity method investments	74	18	101	159	770

Other	2	8	52	13	75

Total investing outflows	(689)	(743)	(639)	(2,050)	(931)

Net change in debt[a]	(3)	(4)	(62)	(11)	(72)

Dividends[b]	(175)	(174)	(351)	(524)	(882)

Net disbursements to non-controlling interests	(162)	(152)	(162)	(376)	(661)

Share buyback program	0	0	(141)	0	(314)

Other	7	21	60	48	140

Total financing outflows	(333)	(309)	(656)	(863)	(1,789)

Effect of exchange rate	(1)	0	(3)	(1)	(6)

Decrease in cash and equivalents	104	(220)	(540)	(179)	(40)

[a].

The difference between the net change in debt on a cash basis and the net change on the balance sheet is due to changes in non-cash charges, specifically the unwinding of discounts and amortization of debt issue costs.

[b].

For the three and nine months ended September 30, 2023, we declared and paid dividends per share in US dollars totaling $0.10 and $0.30, respectively (June 30, 2023: declared and paid $0.10; September 30, 2022: declared and paid $0.20 and $0.50, respectively).

Q3 2023 compared to Q2 2023

In the third quarter of 2023, we generated $1,127 million in operating cash flow, compared to $832 million in the prior quarter. The increase of $295 million was primarily due to a decrease in cash taxes paid and lower interest paid as a result of the timing of semi-annual interest payments on our bonds, which occur in Q2 and Q4. Operating cash flow was further impacted by lower total cash costs/C1 cash costs per ounce/pound1, higher gold sales volume and an increase in the realized copper price1, partially offset by a lower realized gold price1.

Cash outflows from investing activities in the third quarter of 2023 were $689 million, compared to $743 million in the prior quarter. The decreased outflow of $54 million was primarily due to higher dividends received from equity method investments, in particular Kibali.

Net financing cash outflows for the third quarter of 2023 amounted to $333 million, compared to $309 million in the prior quarter. The increase of $24 million is primarily due to higher net disbursements paid to non-controlling interests, primarily to Newmont in relation to their interests in NGM and Pueblo Viejo.

Q3 2023 compared to Q3 2022

In the third quarter of 2023, we generated $1,127 million in operating cash flow, compared to $758 million in the same prior year period. The increase of $369 million was primarily

BARRICK THIRD QUARTER 2023	55	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

due to higher realized gold and copper prices1, combined with higher gold sales volumes. This was partially offset by higher gold and copper total cash costs/C1 cash costs per ounce/pound1. Operating cash flow was also positively impacted by lower cash taxes paid and higher interest income received as a result of an increase in market interest rates.

Cash outflows from investing activities in the third quarter of 2023 were $689 million compared to $639 million in the same prior year period. The increase of $50 million was primarily due to the gain on the sale of two royalty portfolios occurring in the same prior year period, combined with lower dividends received from equity method investments, in particular Kibali. This was partially offset by lower capital expenditures in the current quarter.

Net financing cash outflows for the third quarter of 2023 amounted to $333 million compared to $656 million in the same prior year period. The decrease of $323 million is primarily due to lower dividends paid, and the repurchase of shares under the share buyback program in the same prior year period.

YTD 2023 compared to YTD 2022

For the nine month period ended September 30, 2023, we generated $2,735 million in operating cash flow, compared to $2,686 million in the same prior year period. The increase of $49 million was primarily due to lower cash taxes paid and an increase in interest income received as a result of higher market interest rates. Operating cash flow was negatively impacted by higher total cash costs/C1 cash costs per ounce/pound1 and lower gold and copper sales volumes, partially offset by a higher realized gold price1. This was combined with an unfavorable movement in working capital, mainly in accounts receivable and accounts payable, partially offset by a favorable movement in other current assets.

Cash outflows from investing activities for the nine month period ended September 30, 2023 were $2,050 million compared to $931 million in the same prior year period. The increase of $1,119 million was primarily due to lower dividends received from equity method investments, in particular Kibali, combined with proceeds received from investment sales in the same prior year period (which included the sale of our interests in Endeavour Mining, Skeena Resources Ltd., i-80 Gold Corp. and Perpetua Resources Corp), and higher capital expenditures.

Net financing cash outflows for the nine month period ended September 30, 2023 amounted to $863 million, compared to $1,789 million in the same prior year period. The decreased outflow of $926 million is primarily due to lower dividends paid, the repurchase of shares under the share buyback program in the same prior year period, and lower net disbursements paid to non-controlling interests, primarily to Newmont in relation to their interest in NGM.

BARRICK THIRD QUARTER 2023	56	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Commitments and Contingencies

Litigation and Claims

We are currently subject to various litigation proceedings as disclosed in note 16 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Contractual Obligations and Commitments

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of our financial liabilities and operating and capital commitments shown on an undiscounted basis:

($ millions)	Payments due as at 9/30/23

	2023	2024	2025	2026	2027	2028 and thereafter	Total

Debt[a]

Repayment of principal	0	0	12	47	0	4,675	4,734

Capital leases	3	11	10	10	8	22	64

Interest	126	290	289	286	282	3,250	4,523

Provisions for environmental rehabilitation[b]	195	159	124	100	81	2,004	2,663

Restricted share units	7	18	5	0	0	0	30

Pension benefits and other post-retirement benefits	1	5	5	5	5	40	61

Purchase obligations for supplies and consumables[c]	475	352	249	173	167	338	1,754

Capital commitments[d]	291	43	1	0	0	0	335

Social development costs[e]	11	24	10	8	4	46	103

Other obligations[f]	1	38	48	66	54	549	756

Total	1,110	940	753	695	601	10,924	15,023

a.

Debt and Interest: Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at September 30, 2023. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

b.	Provisions for environmental rehabilitation: Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of environmental rehabilitation.
c.	Purchase obligations for supplies and consumables: Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
d.	Capital commitments: Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
e.	Social development costs: Includes a commitment of $14 million in 2028 and thereafter, related to the funding of a power transmission line in Argentina.
f.

Other obligations includes the Pueblo Viejo joint venture partner shareholder loan, the deposit on the Pascua-Lama silver sale agreement with Wheaton Precious Metals Corp., and minimum royalty payments.

BARRICK THIRD QUARTER 2023	57	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Review of Quarterly Results

Quarterly Informationa

($ millions, except where indicated)	2023	2023	2023	2022	2022	2022	2022	2021

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Revenues	2,862	2,833	2,643	2,774	2,527	2,859	2,853	3,310

Realized price per ounce – gold[b]	1,928	1,972	1,902	1,728	1,722	1,861	1,876	1,793

Realized price per pound – copper[b]	3.78	3.70	4.20	3.81	3.24	3.72	4.68	4.63

Cost of sales	1,915	1,937	1,941	2,093	1,815	1,850	1,739	1,905

Net earnings	368	305	120	(735)	241	488	438	726

Per share (dollars)[c]	0.21	0.17	0.07	(0.42)	0.14	0.27	0.25	0.41

Adjusted net earnings[b]	418	336	247	220	224	419	463	626

Per share (dollars)[b,c]	0.24	0.19	0.14	0.13	0.13	0.24	0.26	0.35

Operating cash flow	1,127	832	776	795	758	924	1,004	1,387

Consolidated capital expenditures[d]	768	769	688	891	792	755	611	669

Free cash flow[b]	359	63	88	(96)	(34)	169	393	718

a.	Sum of all the quarters may not add up to the annual total due to rounding.
b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 76 of this MD&A.
c.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
d.	Amounts presented on a consolidated cash basis.

Our recent financial results reflect our emphasis on cost discipline, an agile management structure that empowers our site based leadership teams and a portfolio of Tier One Gold Assets5. This, combined with ongoing strength in gold and copper prices, has resulted in strong operating cash flows over several quarters. The positive free cash flow1 generated, together with the proceeds from various divestitures, have allowed us to continue to reinvest in our business, strengthen our balance sheet and to increase returns to shareholders.

Net earnings has also been impacted by the following items in each quarter, which have been excluded from adjusted net earnings1. In the first quarter of 2023, we recorded a loss on currency translation of $38 million, mainly related to the devaluation of the Zambian kwacha, and a $30 million commitment towards the expansion of education infrastructure in Tanzania per our community investment obligations under the Twiga partnership. In the fourth quarter of 2022, we recorded a goodwill impairment of $950 million (net of non-controlling interests) related to Loulo-Gounkoto, a non-current asset impairment of $318 million (net of tax) and a net realizable value impairment of leach pad inventory of $27 million (net of tax) at Veladero, and a non-current asset impairment of $42 million (net of tax and non-controlling interests) at Long Canyon. In addition, we recorded an impairment reversal of $120 million and a gain of $300 million following the completion of the transaction allowing for the reconstitution of the Reko Diq project. In the fourth quarter of 2021, we recorded a gain of $118 million (net of tax and non-controlling interest) related to the disposition of Lone Tree.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures as defined in our 2022 annual MD&A.

Together, the internal control frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

There were no changes in our internal controls over financial reporting during the three months ended September 30, 2023 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Under the supervision and with the participation of management, including the President and Chief Executive Officer and Senior Executive Vice-President and Chief Financial Officer, management will continue to monitor and evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

BARRICK THIRD QUARTER 2023	58	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

IFRS Critical Accounting Policies and Accounting Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit & Risk Committee of the Board of Directors, and the Audit & Risk Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB under the historical cost convention, as modified by revaluation of certain financial assets, derivative contracts and post-retirement assets. Our significant accounting policies are disclosed in note 2 of the Financial Statements, including a summary of current and future changes in accounting policies.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 of the accompanying Financial Statements.

Non-GAAP Financial Measures

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

∎	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
∎	Acquisition/disposition gains/losses;
∎	Foreign currency translation gains/losses;
∎	Significant tax adjustments;
∎	Other items that are not indicative of the underlying operating performance of our core mining business; and
∎	Tax effect and non-controlling interest of the above items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/ disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP financial measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

BARRICK THIRD QUARTER 2023	59	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)		For the three months ended		For the nine months ended

	9/30/23	6/30/23	9/30/22	9/30/23	9/30/22

Net earnings attributable to equity holders of the Company	368	305	241	793	1,167

Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments[a]	0	22	24	23	29

Acquisition/disposition gains[b]	(4)	(3)	(64)	(10)	(86)

Loss (gain) on currency translation	30	(12)	3	56	12

Significant tax adjustments[c]	19	33	44	100	99

Other (income) expense adjustments[d]	(5)	(3)	(27)	55	(109)

Non-controlling interest[e]	4	(7)	4	(9)	(3)

Tax effect[e]	6	1	(1)	(7)	(3)

Adjusted net earnings	418	336	224	1,001	1,106

Net earnings per share[f]	0.21	0.17	0.14	0.45	0.66

Adjusted net earnings per share[f]	0.24	0.19	0.13	0.57	0.62

a.

For the three month period ended June 30, 2023, net impairment charges were mainly related to miscellaneous assets. For the three and nine month periods ended September 30, 2022, net impairment charges mainly relate to an inventory write-off at Lumwana.

b.

For the three and nine month periods ended September 30, 2022, acquisition/disposition gains mainly related to the sale of a portfolio of royalties to Maverix Metals Inc. and the sale of a portfolio of royalties by Nevada Gold Mines to Gold Royalty Corp.

c.

For the three month period ended September 30, 2023, significant tax adjustments were mainly related to the de-recognition of deferred tax assets, adjustments in respect of prior years and the re-measurement of deferred tax balances. For the nine month period ended September 30, 2023, significant tax adjustments were mainly related to the settlement agreement to resolve the tax dispute at Porgera, the de-recognition of deferred tax assets, adjustments in respect of prior years and the re-measurement of deferred tax balances.

d.

For the nine month period ended September 30, 2023, other (income) expense adjustments mainly relate to the $30 million commitment we made towards the expansion of education infrastructure in Tanzania, per our community investment obligations under the Twiga partnership. Other (income) expense adjustments for all periods were also impacted by changes in the discount rate assumptions on our closed mine rehabilitation provision and care and maintenance expenses at Porgera.

e.	Non-controlling interest and tax effect for the three and nine month periods ended September 30, 2023 primarily relates to loss (gain) on currency translation.
f.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow

Free cash flow is a non-GAAP financial measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.

Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)		For the three months ended		For the nine months ended

	9/30/23	6/30/23	9/30/22	9/30/23	9/30/22

Net cash provided by operating activities	1,127	832	758	2,735	2,686

Capital expenditures	(768)	(769)	(792)	(2,225)	(2,158)

Free cash flow	359	63	(34)	510	528

Capital Expenditures

Capital expenditures are classified into minesite sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Minesite sustaining capital expenditures is the capital spending required to support current production levels. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.

Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

BARRICK THIRD QUARTER 2023	60	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of the Classification of Capital Expenditures

($ millions)		For the three months ended		For the nine months ended

	9/30/23	6/30/23	9/30/22	9/30/23	9/30/22

Minesite sustaining capital expenditures	529	524	571	1,507	1,514

Project capital expenditures	227	238	213	691	625

Capitalized interest	12	7	8	27	19

Total consolidated capital expenditures	768	769	792	2,225	2,158

Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce are non-GAAP financial measures which are calculated based on the definition published by the WGC (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick, the WGC. The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis.

Total cash costs start with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. All-in sustaining costs start with total cash costs and includes sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.

All-in costs starts with all-in sustaining costs and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures (capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life) and other non-sustaining costs (primarily non-sustaining leases, exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.

We believe that our use of total cash costs, all-in sustaining costs and all-in costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.

Total cash costs per ounce, all-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

In addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations but does not reflect a reduction in costs for costs associated with other metal sales.

C1 cash costs per pound and all-in sustaining costs per pound are non-GAAP financial measures related to our copper mine operations. We believe that C1 cash costs per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and production taxes and non-routine charges as they are not direct production costs. All-in sustaining costs per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. All-in sustaining costs per pound includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties and production taxes, reclamation cost accretion and amortization and write-downs taken on inventory to net realizable value.

BARRICK THIRD QUARTER 2023	61	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the three months ended			For the nine months ended

	Footnote	9/30/23	6/30/23	9/30/22	9/30/23	9/30/22

Cost of sales applicable to gold production		1,736	1,753	1,638	5,250	4,923

Depreciation		(427)	(413)	(393)	(1,285)	(1,250)

Cash cost of sales applicable to equity method investments		65	67	61	195	166

By-product credits		(65)	(60)	(50)	(186)	(156)

Non-recurring items	a	0	0	0	0	0

Other	b	7	5	(7)	12	(30)

Non-controlling interests	c	(380)	(388)	(360)	(1,146)	(1,049)

Total cash costs		936	964	889	2,840	2,604

General & administrative costs		30	28	26	97	110

Minesite exploration and evaluation costs	d	11	14	22	36	52

Minesite sustaining capital expenditures	e	529	524	571	1,507	1,514

Sustaining leases		7	9	12	23	27

Rehabilitation - accretion and amortization (operating sites)	f	14	15	12	43	36

Non-controlling interest, copper operations and other	g	(238)	(197)	(264)	(594)	(661)

All-in sustaining costs		1,289	1,357	1,268	3,952	3,682

Global exploration and evaluation and project expense	d	75	87	55	222	192

Community relations costs not related to current operations		0	1	0	1	0

Project capital expenditures	e	227	238	213	691	625

Non-sustaining leases		0	0	0	0	0

Rehabilitation - accretion and amortization (non-operating sites)	f	6	6	5	18	13

Non-controlling interest and copper operations and other	g	(101)	(122)	(71)	(311)	(197)

All-in costs		1,496	1,567	1,470	4,573	4,315

Ounces sold - attributable basis (000s ounces)	h	1,027	1,001	997	2,982	3,030

Cost of sales per ounce	i,j	1,277	1,323	1,226	1,325	1,211

Total cash costs per ounce	j	912	963	891	953	859

Total cash costs per ounce (on a co-product basis)	j,k	954	1,003	925	995	893

All-in sustaining costs per ounce	j	1,255	1,355	1,269	1,325	1,215

All-in sustaining costs per ounce (on a co-product basis)	j,k	1,297	1,395	1,303	1,367	1,249

All-in costs per ounce	j	1,457	1,566	1,474	1,534	1,424

All-in costs per ounce (on a co-product basis)	j,k	1,499	1,606	1,508	1,576	1,458

a.	Non-recurring items
These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

b.	Other

Other adjustments for the three and nine month periods ended September 30, 2023 include the removal of total cash costs and by-product credits associated with Pierina, which is producing incidental ounces, of $nil and $3 million, respectively (June 30, 2023: $nil; September 30, 2022: $7 million and $17 million, respectively).

c.	Non-controlling interests

Non-controlling interests include non-controlling interests related to gold production of $536 million and $1,598 million, respectively, for the three and nine month periods ended September 30, 2023 (June 30, 2023: $533 million and September 30, 2022: $491 million and $1,472 million, respectively). Non-controlling interests include NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu. Refer to Note 4 to the Financial Statements for further information.

d.	Exploration and evaluation costs
Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 51 of this MD&A.

e.	Capital expenditures

Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Significant projects in the current year are the plant expansion project at Pueblo Viejo and the solar projects at NGM and Loulo-Gounkoto. Refer to page 50 of this MD&A.

f.	Rehabilitation—accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

g.	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu operating segments. It also includes capital expenditures applicable to our equity method investment in Kibali. Figures remove the impact of Pierina. The impact is summarized as the following:

BARRICK THIRD QUARTER 2023	62	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions)		For the three months ended		For the nine months ended

Non-controlling interest, copper operations and other	9/30/23	6/30/23	9/30/22	9/30/23	9/30/22

General & administrative costs	(5)	(5)	(5)	(16)	(23)

Minesite exploration and evaluation expenses	(4)	(4)	(9)	(12)	(19)

Rehabilitation - accretion and amortization (operating sites)	(5)	(5)	(3)	(15)	(10)

Minesite sustaining capital expenditures	(224)	(183)	(247)	(551)	(609)

All-in sustaining costs total	(238)	(197)	(264)	(594)	(661)

Global exploration and evaluation and project expense	(29)	(37)	(9)	(78)	(24)

Project capital expenditures	(72)	(85)	(62)	(233)	(173)

All-in costs total	(101)	(122)	(71)	(311)	(197)

h.	Ounces sold - attributable basis
Excludes Pierina, which is producing incidental ounces while in closure.

i.	Cost of sales per ounce

Figures remove the cost of sales impact of: Pierina of $nil and $3 million, respectively, for the three and nine month periods ended September 30, 2023 (June 30, 2023: $nil and September 30, 2022: $6 million and $17 million, respectively), which is producing incidental ounces. Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

j.	Per ounce figures
Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

k.	Co-product costs per ounce

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)		For the three months ended		For the nine months ended

	9/30/23	6/30/23	9/30/22	9/30/23	9/30/22

By-product credits	65	60	50	186	156

Non-controlling interest	(22)	(20)	(16)	(61)	(53)

By-product credits (net of non-controlling interest)	43	40	34	125	103

BARRICK THIRD QUARTER 2023	63	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis, by operating segment

($ millions, except per ounce information in dollars)					For the three months ended 9/30/23

	Footnote	Carlin	Cortez[a]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[b]	Hemlo	North America

Cost of sales applicable to gold production		458	273	164	6	96	997	53	1,050

Depreciation		(83)	(88)	(45)	(3)	(18)	(237)	(6)	(243)

By-product credits		(1)	0	(1)	0	(41)	(43)	(1)	(44)

Non-recurring items	c	0	0	0	0	0	0	0	0

Other	d	(5)	0	0	0	6	2	0	2

Non-controlling interests		(142)	(72)	(45)	(1)	(17)	(277)	0	(277)

Total cash costs		227	113	73	2	26	442	46	488

General & administrative costs		0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	e	6	2	1	0	1	10	0	10

Minesite sustaining capital expenditures	f	169	62	19	0	10	264	9	273

Sustaining capital leases		0	0	0	0	0	1	1	2

Rehabilitation - accretion and amortization (operating sites)	g	3	5	1	0	1	10	0	10

Non-controlling interests		(69)	(27)	(8)	0	(4)	(110)	0	(110)

All-in sustaining costs		336	155	86	2	34	617	56	673

Global exploration and evaluation and project expense	e	0	0	0	0	0	0	0	0

Project capital expenditures	f	0	29	2	0	0	82	3	85

Non-controlling interests		0	(11)	(1)	0	0	(31)	0	(31)

All-in costs		336	173	87	2	34	668	59	727

Ounces sold - attributable basis (000s ounces)		238	135	78	2	27	480	31	511

Cost of sales per ounce	h,i	1,166	1,246	1,300	1,832	2,235	1,273	1,721	1,300

Total cash costs per ounce	i	953	840	938	778	1,003	921	1,502	956

Total cash costs per ounce (on a co-product basis)	i,j	954	844	944	779	1,812	968	1,508	1,001

All-in sustaining costs per ounce	i	1,409	1,156	1,106	831	1,264	1,286	1,799	1,317

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,410	1,160	1,112	832	2,073	1,333	1,805	1,362

All-in costs per ounce	i	1,409	1,290	1,114	831	1,264	1,389	1,912	1,421

All-in costs per ounce (on a co-product basis)	i,j	1,410	1,294	1,120	832	2,073	1,436	1,918	1,466

($ millions, except per ounce information in dollars)			For the three months ended 9/30/23

	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific

Cost of sales applicable to gold production		195	64	259

Depreciation		(65)	(15)	(80)

By-product credits		(8)	(3)	(11)

Non-recurring items	c	0	0	0

Other	d	0	0	0

Non-controlling interests		(49)	0	(49)

Total cash costs		73	46	119

General & administrative costs		0	0	0

Minesite exploration and evaluation costs	e	0	1	1

Minesite sustaining capital expenditures	f	44	13	57

Sustaining capital leases		0	0	0

Rehabilitation - accretion and amortization (operating sites)	g	1	0	1

Non-controlling interests		(19)	0	(19)

All-in sustaining costs		99	60	159

Global exploration and evaluation and project expense	e	0	0	0

Project capital expenditures	f	46	2	48

Non-controlling interests		(18)	0	(18)

All-in costs		127	62	189

Ounces sold - attributable basis (000s ounces)		77	47	124

Cost of sales per ounce	h,i	1,501	1,376	1,468

Total cash costs per ounce	i	935	988	953

Total cash costs per ounce (on a co-product basis)	i,j	995	1,050	1,014

All-in sustaining costs per ounce	i	1,280	1,314	1,304

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,340	1,376	1,365

All-in costs per ounce	i	1,640	1,349	1,584

All-in costs per ounce (on a co-product basis)	i,j	1,700	1,411	1,645

BARRICK THIRD QUARTER 2023	64	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the three months ended 9/30/23

	Footnote	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa & Middle East

Cost of sales applicable to gold production		198	112	88	74	68	540

Depreciation		(57)	(44)	(17)	(10)	(16)	(144)

By-product credits		0	(1)	(1)	(1)	(6)	(9)

Non-recurring items	c	0	0	0	0	0	0

Other	d	0	0	0	0	0	0

Non-controlling interests		(28)	0	(11)	(6)	(7)	(52)

Total cash costs		113	67	59	57	39	335

General & administrative costs		0	0	0	0	0	0

Minesite exploration and evaluation costs	e	0	0	0	0	0	0

Minesite sustaining capital expenditures	f	53	8	29	6	14	110

Sustaining capital leases		(1)	2	0	0	0	1

Rehabilitation - accretion and amortization (operating sites)	g	1	2	1	(1)	0	3

Non-controlling interests		(10)	0	(5)	(1)	(2)	(18)

All-in sustaining costs		156	79	84	61	51	431

Global exploration and evaluation and project expense	e	0	0	0	0	0	0

Project capital expenditures	f	33	8	26	0	11	78

Non-controlling interests		(7)	0	(4)	0	(2)	(13)

All-in costs		182	87	106	61	60	496

Ounces sold - attributable basis (000s ounces)		145	97	59	46	45	392

Cost of sales per ounce	h,i	1,087	1,152	1,244	1,423	1,261	1,186

Total cash costs per ounce	i	773	694	999	1,217	859	850

Total cash costs per ounce (on a co-product basis)	i,j	774	698	1,007	1,222	973	866

All-in sustaining costs per ounce	i	1,068	801	1,429	1,331	1,132	1,095

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,069	805	1,437	1,336	1,246	1,111

All-in costs per ounce	i	1,249	881	1,802	1,331	1,335	1,261

All-in costs per ounce (on a co-product basis)	i,j	1,250	885	1,810	1,336	1,449	1,277

($ millions, except per ounce information in dollars)					For the three months ended 6/30/23

	Footnote	Carlin	Cortez[a]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[b]	Hemlo	North America

Cost of sales applicable to gold production		495	245	172	8	96	1,016	56	1,072

Depreciation		(91)	(67)	(43)	(5)	(18)	(224)	(7)	(231)

By-product credits		0	(1)	(1)	0	(40)	(42)	0	(42)

Non-recurring items	c	0	0	0	0	0	0	0	0

Other	d	(3)	0	0	0	7	4	0	4

Non-controlling interests		(155)	(68)	(50)	(1)	(18)	(292)	0	(292)

Total cash costs		246	109	78	2	27	462	49	511

General & administrative costs		0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	e	7	2	2	0	0	11	0	11

Minesite sustaining capital expenditures	f	146	81	23	0	6	261	8	269

Sustaining capital leases		0	0	0	0	1	1	0	1

Rehabilitation - accretion and amortization (operating sites)	g	3	5	0	0	1	9	1	10

Non-controlling interests		(60)	(34)	(9)	0	(3)	(108)	0	(108)

All-in sustaining costs		342	163	94	2	32	636	58	694

Global exploration and evaluation and project expense	e	0	0	0	0	0	0	0	0

Project capital expenditures	f	0	30	1	0	0	74	1	75

Non-controlling interests		0	(12)	0	0	0	(29)	0	(29)

All-in costs		342	181	95	2	32	681	59	740

Ounces sold - attributable basis (000s ounces)		243	112	72	3	28	458	35	493

Cost of sales per ounce	h,i	1,240	1,346	1,466	1,640	2,075	1,357	1,562	1,371

Total cash costs per ounce	i	1,013	972	1,088	637	948	1,009	1,356	1,034

Total cash costs per ounce (on a co-product basis)	i,j	1,014	976	1,098	640	1,676	1,057	1,361	1,079

All-in sustaining costs per ounce	i	1,407	1,453	1,302	677	1,132	1,388	1,634	1,406

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,408	1,457	1,312	680	1,860	1,436	1,639	1,451

All-in costs per ounce	i	1,407	1,618	1,310	677	1,132	1,489	1,666	1,502

All-in costs per ounce (on a co-product basis)	i,j	1,408	1,622	1,320	680	1,860	1,537	1,671	1,547

BARRICK THIRD QUARTER 2023	65	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)		For the three months ended 6/30/23

	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific

Cost of sales applicable to gold production		177	65	242

Depreciation		(60)	(18)	(78)

By-product credits		(6)	(2)	(8)

Non-recurring items	c	0	0	0

Other	d	0	0	0

Non-controlling interests		(45)	0	(45)

Total cash costs		66	45	111

General & administrative costs		0	0	0

Minesite exploration and evaluation costs	e	0	2	2

Minesite sustaining capital expenditures	f	48	25	73

Sustaining capital leases		0	0	0

Rehabilitation - accretion and amortization (operating sites)	g	2	1	3

Non-controlling interests		(19)	0	(19)

All-in sustaining costs		97	73	170

Global exploration and evaluation and project expense	e	0	0	0

Project capital expenditures	f	75	1	76

Non-controlling interests		(30)	0	(30)

All-in costs		142	74	216

Ounces sold - attributable basis (000s ounces)		79	45	124

Cost of sales per ounce	h,i	1,344	1,424	1,390

Total cash costs per ounce	i	840	999	896

Total cash costs per ounce (on a co-product basis)	i,j	886	1,048	943

All-in sustaining costs per ounce	i	1,219	1,599	1,392

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,265	1,648	1,439

All-in costs per ounce	i	1,788	1,614	1,818

All-in costs per ounce (on a co-product basis)	i,j	1,834	1,663	1,865

($ millions, except per ounce information in dollars)				For the three months ended 6/30/23

	Footnote	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa & Middle East

Cost of sales applicable to gold production		199	111	91	76	71	548

Depreciation		(60)	(41)	(19)	(7)	(15)	(142)

By-product credits		0	(1)	0	0	(6)	(7)

Non-recurring items	c	0	0	0	0	0	0

Other	d	0	0	0	0	0	0

Non-controlling interests		(28)	0	(12)	(7)	(9)	(56)

Total cash costs		111	69	60	62	41	343

General & administrative costs		0	0	0	0	0	0

Minesite exploration and evaluation costs	e	0	0	0	0	0	0

Minesite sustaining capital expenditures	f	76	10	30	5	14	135

Sustaining capital leases		1	3	0	1	0	5

Rehabilitation - accretion and amortization (operating sites)	g	1	0	2	0	1	4

Non-controlling interests		(16)	0	(5)	(1)	(3)	(25)

All-in sustaining costs		173	82	87	67	53	462

Global exploration and evaluation and project expense	e	0	0	0	0	0	0

Project capital expenditures	f	16	8	19	0	9	52

Non-controlling interests		(3)	0	(3)	0	(1)	(7)

All-in costs		186	90	103	67	61	507

Ounces sold - attributable basis (000s ounces)		140	87	64	45	48	384

Cost of sales per ounce	h,i	1,150	1,269	1,208	1,514	1,231	1,239

Total cash costs per ounce	i	801	797	942	1,380	850	898

Total cash costs per ounce (on a co-product basis)	i,j	801	801	949	1,384	960	915

All-in sustaining costs per ounce	i	1,245	955	1,355	1,465	1,105	1,206

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,245	959	1,362	1,469	1,215	1,223

All-in costs per ounce	i	1,335	1,043	1,606	1,465	1,273	1,321

All-in costs per ounce (on a co-product basis)	i,j	1,335	1,047	1,613	1,469	1,383	1,338

BARRICK THIRD QUARTER 2023	66	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the three months ended 9/30/22

	Footnote	Carlin	Cortez[a]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[b]	Hemlo	North America

Cost of sales applicable to gold production		425	170	155	19	93	862	46	908

Depreciation		(74)	(46)	(41)	(12)	(20)	(193)	(6)	(199)

By-product credits		(1)	0	(1)	0	(31)	(33)	0	(33)

Non-recurring items	c	0	0	0	0	0	0	0	0

Other	d	(4)	0	0	0	3	(1)	0	(1)

Non-controlling interests		(133)	(48)	(43)	(3)	(17)	(244)	0	(244)

Total cash costs		213	76	70	4	28	391	40	431

General & administrative costs		0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	e	7	1	1	0	0	9	1	10

Minesite sustaining capital expenditures	f	124	102	30	0	6	266	9	275

Sustaining capital leases		0	0	0	0	0	0	1	1

Rehabilitation - accretion and amortization (operating sites)	g	3	3	0	0	1	7	0	7

Non-controlling interests		(52)	(40)	(12)	0	(3)	(108)	0	(108)

All-in sustaining costs		295	142	89	4	32	565	51	616

Global exploration and evaluation and project expense	e	0	0	0	0	0	0	0	0

Project capital expenditures	f	0	28	14	0	0	45	0	45

Non-controlling interests		0	(11)	(5)	0	0	(17)	0	(17)

All-in costs		295	159	98	4	32	593	51	644

Ounces sold - attributable basis (000s ounces)		226	99	64	6	29	424	27	451

Cost of sales per ounce	h,i	1,137	1,056	1,509	1,769	1,964	1,242	1,670	1,268

Total cash costs per ounce	i	943	770	1,105	662	953	924	1,446	956

Total cash costs per ounce (on a co-product basis)	i,j	944	772	1,110	662	1,548	967	1,451	997

All-in sustaining costs per ounce	i	1,304	1,426	1,423	684	1,084	1,333	1,865	1,365

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,305	1,428	1,428	684	1,679	1,376	1,870	1,406

All-in costs per ounce	i	1,304	1,602	1,559	684	1,084	1,398	1,866	1,427

All-in costs per ounce (on a co-product basis)	i,j	1,305	1,604	1,564	684	1,679	1,441	1,871	1,468

($ millions, except per ounce information in dollars)		For the three months ended 9/30/22

	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific

Cost of sales applicable to gold production		225	63	288

Depreciation		(64)	(23)	(87)

By-product credits		(10)	(1)	(11)

Non-recurring items	c	0	0	0

Other	d	0	0	0

Non-controlling interests		(60)	0	(60)

Total cash costs		91	39	130

General & administrative costs		0	0	0

Minesite exploration and evaluation costs	e	0	0	0

Minesite sustaining capital expenditures	f	67	27	94

Sustaining capital leases		0	1	1

Rehabilitation - accretion and amortization (operating sites)	g	1	1	2

Non-controlling interests		(27)	0	(27)

All-in sustaining costs		132	68	200

Global exploration and evaluation and project expense	e	0	0	0

Project capital expenditures	f	101	5	106

Non-controlling interests		(40)	0	(40)

All-in costs		193	73	266

Ounces sold - attributable basis (000s ounces)		124	44	168

Cost of sales per ounce	h,i	1,097	1,430	1,199

Total cash costs per ounce	i	733	893	774

Total cash costs per ounce (on a co-product basis)	i,j	784	911	816

All-in sustaining costs per ounce	i	1,063	1,570	1,198

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,114	1,588	1,240

All-in costs per ounce	i	1,554	1,659	1,625

All-in costs per ounce (on a co-product basis)	i,j	1,605	1,677	1,667

BARRICK THIRD QUARTER 2023	67	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)				For the three months ended 9/30/22

	Footnote	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa & Middle East

Cost of sales applicable to gold production		196	91	80	79	74	520

Depreciation		(60)	(27)	(18)	(13)	(15)	(133)

By-product credits		0	0	0	0	(5)	(5)

Non-recurring items	c	0	0	0	0	0	0

Other	d	0	0	0	0	0	0

Non-controlling interests		(28)	0	(10)	(7)	(9)	(54)

Total cash costs		108	64	52	59	45	328

General & administrative costs		0	0	0	0	0	0

Minesite exploration and evaluation costs	e	3	(4)	1	1	0	1

Minesite sustaining capital expenditures	f	55	13	16	5	16	105

Sustaining capital leases		1	4	0	1	0	6

Rehabilitation - accretion and amortization (operating sites)	g	1	0	1	0	0	2

Non-controlling interests		(12)	0	(3)	0	(3)	(18)

All-in sustaining costs		156	77	67	66	58	424

Global exploration and evaluation and project expense	e	0	0	0	0	0	0

Project capital expenditures	f	27	5	16	0	6	54

Non-controlling interests		(6)	0	(3)	0	(1)	(10)

All-in costs		177	82	80	66	63	468

Ounces sold - attributable basis (000s ounces)		129	88	70	41	50	378

Cost of sales per ounce	h,i	1,220	1,047	956	1,744	1,229	1,189

Total cash costs per ounce	i	845	731	737	1,462	898	872

Total cash costs per ounce (on a co-product basis)	i,j	845	734	742	1,465	989	886

All-in sustaining costs per ounce	i	1,216	876	951	1,607	1,170	1,124

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,216	879	956	1,610	1,261	1,138

All-in costs per ounce	i	1,385	940	1,149	1,607	1,263	1,246

All-in costs per ounce (on a co-product basis)	i,j	1,385	943	1,154	1,610	1,354	1,260

($ millions, except per ounce information in dollars)					For the nine months ended 9/30/23

	Footnote	Carlin	Cortez[a]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[b]	Hemlo	North America

Cost of sales applicable to gold production		1,346	813	525	20	291	2,995	168	3,163

Depreciation		(237)	(246)	(138)	(12)	(55)	(688)	(21)	(709)

By-product credits		(2)	(2)	(3)	0	(119)	(126)	(1)	(127)

Non-recurring items	c	0	0	0	0	0	0	0	0

Other	d	(13)	0	0	0	20	8	0	8

Non-controlling interests		(422)	(218)	(148)	(3)	(53)	(844)	0	(844)

Total cash costs		672	347	236	5	84	1,345	146	1,491

General & administrative costs		0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	e	21	4	4	0	1	31	0	31

Minesite sustaining capital expenditures	f	431	210	72	0	22	749	29	778

Sustaining capital leases		0	0	0	0	1	2	2	4

Rehabilitation - accretion and amortization (operating sites)	g	9	14	2	0	3	28	1	29

Non-controlling interests		(178)	(88)	(30)	0	(10)	(312)	0	(312)

All-in sustaining costs		955	487	284	5	101	1,843	178	2,021

Global exploration and evaluation and project expense	e	0	0	0	0	0	0	0	0

Project capital expenditures	f	0	83	8	0	0	209	4	213

Non-controlling interests		0	(32)	(3)	0	0	(80)	0	(80)

All-in costs		955	538	289	5	101	1,972	182	2,154

Ounces sold - attributable basis (000s ounces)		645	384	232	7	81	1,349	106	1,455

Cost of sales per ounce	h,i	1,266	1,303	1,391	1,691	2,225	1,359	1,579	1,375

Total cash costs per ounce	i	1,042	905	1,018	660	1,047	998	1,374	1,025

Total cash costs per ounce (on a co-product basis)	i,j	1,044	909	1,026	662	1,803	1,046	1,379	1,070

All-in sustaining costs per ounce	i	1,480	1,270	1,225	707	1,250	1,366	1,672	1,389

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,482	1,274	1,233	709	2,006	1,414	1,677	1,434

All-in costs per ounce	i	1,480	1,404	1,242	707	1,250	1,461	1,716	1,480

All-in costs per ounce (on a co-product basis)	i,j	1,482	1,408	1,250	709	2,006	1,509	1,721	1,525

BARRICK THIRD QUARTER 2023	68	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)		For the nine months ended 9/30/23

	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific

Cost of sales applicable to gold production		556	199	755

Depreciation		(189)	(55)	(244)

By-product credits		(26)	(7)	(33)

Non-recurring items	c	0	0	0

Other	d	0	0	0

Non-controlling interests		(138)	0	(138)

Total cash costs		203	137	340

General & administrative costs		0	0	0

Minesite exploration and evaluation costs	e	0	4	4

Minesite sustaining capital expenditures	f	144	68	212

Sustaining capital leases		0	1	1

Rehabilitation - accretion and amortization (operating sites)	g	4	1	5

Non-controlling interests		(59)	0	(59)

All-in sustaining costs		292	211	503

Global exploration and evaluation and project expense	e	0	0	0

Project capital expenditures	f	182	9	191

Non-controlling interests		(72)	0	(72)

All-in costs		402	220	622

Ounces sold - attributable basis (000s ounces)		246	136	382

Cost of sales per ounce	h,i	1,356	1,461	1,411

Total cash costs per ounce	i	824	1,007	887

Total cash costs per ounce (on a co-product basis)	i,j	892	1,057	949

All-in sustaining costs per ounce	i	1,185	1,555	1,333

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,253	1,605	1,395

All-in costs per ounce	i	1,630	1,620	1,687

All-in costs per ounce (on a co-product basis)	i,j	1,698	1,670	1,749

($ millions, except per ounce information in dollars)				For the nine months ended 9/30/23

	Footnote	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa & Middle East

Cost of sales applicable to gold production		612	314	262	233	213	1,634

Depreciation		(188)	(110)	(55)	(32)	(47)	(432)

By-product credits		0	(2)	(2)	(1)	(17)	(22)

Non-recurring items	c	0	0	0	0	0	0

Other	d	0	0	0	0	0	0

Non-controlling interests		(85)	0	(33)	(20)	(24)	(162)

Total cash costs		339	202	172	180	125	1,018

General & administrative costs		0	0	0	0	0	0

Minesite exploration and evaluation costs	e	0	0	0	0	0	0

Minesite sustaining capital expenditures	f	184	30	89	15	47	365

Sustaining capital leases		1	5	0	1	0	7

Rehabilitation - accretion and amortization (operating sites)	g	2	2	4	0	1	9

Non-controlling interests		(37)	0	(15)	(2)	(8)	(62)

All-in sustaining costs		489	239	250	194	165	1,337

Global exploration and evaluation and project expense	e	0	0	0	0	0	0

Project capital expenditures	f	98	23	57	0	25	203

Non-controlling interests		(20)	0	(9)	0	(4)	(33)

All-in costs		567	262	298	194	186	1,507

Ounces sold - attributable basis (000s ounces)		419	251	193	143	139	1,145

Cost of sales per ounce	h,i	1,168	1,250	1,138	1,462	1,282	1,232

Total cash costs per ounce	i	809	808	893	1,256	896	889

Total cash costs per ounce (on a co-product basis)	i,j	809	813	900	1,260	1,000	905

All-in sustaining costs per ounce	i	1,166	954	1,298	1,356	1,188	1,169

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,166	959	1,305	1,360	1,292	1,185

All-in costs per ounce	i	1,353	1,046	1,547	1,356	1,342	1,318

All-in costs per ounce (on a co-product basis)	i,j	1,353	1,051	1,554	1,360	1,446	1,334

BARRICK THIRD QUARTER 2023	69	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the nine months ended 9/30/22

	Footnote	Carlin	Cortez[a]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[b]	Hemlo	North America

Cost of sales applicable to gold production		1,255	563	465	106	256	2,645	160	2,805

Depreciation		(223)	(156)	(127)	(70)	(57)	(633)	(20)	(653)

By-product credits		(1)	(2)	(2)	0	(95)	(100)	0	(100)

Non-recurring items	c	0	0	0	0	0	0	0	0

Other	d	(28)	0	0	0	6	(22)	0	(22)

Non-controlling interests		(386)	(156)	(129)	(14)	(42)	(727)	0	(727)

Total cash costs		617	249	207	22	68	1,163	140	1,303

General & administrative costs		0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	e	14	7	5	0	0	27	3	30

Minesite sustaining capital expenditures	f	359	268	85	0	19	741	31	772

Sustaining capital leases		1	0	0	0	1	3	2	5

Rehabilitation - accretion and amortization (operating sites)	g	8	7	1	1	3	20	1	21

Non-controlling interests		(148)	(108)	(35)	0	(9)	(303)	0	(303)

All-in sustaining costs		851	423	263	23	82	1,651	177	1,828

Global exploration and evaluation and project expense	e	0	0	0	0	0	0	0	0

Project capital expenditures	f	0	72	35	0	0	133	0	133

Non-controlling interests		0	(28)	(13)	0	0	(51)	0	(51)

All-in costs		851	467	285	23	82	1,733	177	1,910

Ounces sold - attributable basis (000s ounces)		702	312	204	52	75	1,345	94	1,439

Cost of sales per ounce	h,i	1,064	1,112	1,403	1,249	2,095	1,193	1,699	1,226

Total cash costs per ounce	i	877	800	1,015	423	901	865	1,481	905

Total cash costs per ounce (on a co-product basis)	i,j	878	804	1,020	424	1,632	908	1,487	946

All-in sustaining costs per ounce	i	1,211	1,355	1,292	441	1,090	1,227	1,881	1,270

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,212	1,359	1,297	442	1,821	1,270	1,887	1,311

All-in costs per ounce	i	1,211	1,498	1,398	441	1,090	1,288	1,882	1,327

All-in costs per ounce (on a co-product basis)	i,j	1,212	1,502	1,403	442	1,821	1,331	1,888	1,368

($ millions, except per ounce information in dollars)		For the nine months ended 9/30/22

	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific

Cost of sales applicable to gold production		608	203	811

Depreciation		(182)	(73)	(255)

By-product credits		(33)	(3)	(36)

Non-recurring items	c	0	0	0

Other	d	0	0	0

Non-controlling interests		(157)	0	(157)

Total cash costs		236	127	363

General & administrative costs		0	0	0

Minesite exploration and evaluation costs	e	0	1	1

Minesite sustaining capital expenditures	f	160	91	251

Sustaining capital leases		0	3	3

Rehabilitation - accretion and amortization (operating sites)	g	5	2	7

Non-controlling interests		(66)	0	(66)

All-in sustaining costs		335	224	559

Global exploration and evaluation and project expense	e	1	0	1

Project capital expenditures	f	267	23	290

Non-controlling interests		(107)	0	(107)

All-in costs		496	247	743

Ounces sold - attributable basis (000s ounces)		330	146	476

Cost of sales per ounce	h,i	1,108	1,381	1,210

Total cash costs per ounce	i	714	867	760

Total cash costs per ounce (on a co-product basis)	i,j	775	885	808

All-in sustaining costs per ounce	i	1,015	1,528	1,176

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,076	1,546	1,224

All-in costs per ounce	i	1,500	1,682	1,577

All-in costs per ounce (on a co-product basis)	i,j	1,561	1,700	1,625

BARRICK THIRD QUARTER 2023	70	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)				For the nine months ended 9/30/22

	Footnote	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa & Middle East

Cost of sales applicable to gold production		575	264	223	255	224	1,541

Depreciation		(187)	(88)	(51)	(49)	(46)	(421)

By-product credits		0	(1)	(1)	0	(18)	(20)

Non-recurring items	c	0	0	0	0	0	0

Other	d	0	0	0	0	0	0

Non-controlling interests		(78)	0	(28)	(21)	(26)	(153)

Total cash costs		310	175	143	185	134	947

General & administrative costs		0	0	0	0	0	0

Minesite exploration and evaluation costs	e	6	2	3	3	0	14

Minesite sustaining capital expenditures	f	145	42	38	11	40	276

Sustaining capital leases		1	4	0	2	0	7

Rehabilitation - accretion and amortization (operating sites)	g	3	0	4	1	1	9

Non-controlling interests		(31)	0	(7)	(2)	(7)	(47)

All-in sustaining costs		434	223	181	200	168	1,206

Global exploration and evaluation and project expense	e	0	0	0	0	0	0

Project capital expenditures	f	83	15	56	1	22	177

Non-controlling interests		(17)	0	(9)	0	(3)	(29)

All-in costs		500	238	228	201	187	1,354

Ounces sold - attributable basis (000s ounces)		407	238	195	119	156	1,115

Cost of sales per ounce	h,i	1,132	1,113	960	1,932	1,203	1,193

Total cash costs per ounce	i	763	737	735	1,560	860	851

Total cash costs per ounce (on a co-product basis)	i,j	763	741	740	1,563	958	867

All-in sustaining costs per ounce	i	1,067	936	930	1,686	1,080	1,083

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,067	940	935	1,689	1,178	1,099

All-in costs per ounce	i	1,230	1,000	1,173	1,691	1,199	1,216

All-in costs per ounce (on a co-product basis)	i,j	1,230	1,004	1,178	1,694	1,297	1,232

a.	Includes Goldrush.

b.	These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon.

c.	Non-recurring items
These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

d.	Other
Other adjustments at Carlin include the removal of total cash costs and by-product credits associated with Emigrant starting the second quarter of 2022, which is producing incidental ounces.

e.	Exploration and evaluation costs
Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 51 of this MD&A.

f.	Capital expenditures

Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Significant projects in the current year are the plant expansion project at Pueblo Viejo and the solar projects at NGM and Loulo-Gounkoto. Refer to page 50 of this MD&A.

g.	Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

h.	Cost of sales per ounce

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

i.	Per ounce figures
Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

j.	Co-product costs per ounce

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

BARRICK THIRD QUARTER 2023	71	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions)					For the three months ended 9/30/23

	Carlin	Cortez[a]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[b]	Hemlo

By-product credits	1	0	1	0	41	43	1

Non-controlling interest	(1)	0	0	0	(16)	(17)	0

By-product credits (net of non-controlling interest)	0	0	1	0	25	26	1

($ millions)					For the three months ended 9/30/23

	Pueblo Viejo	Veladero	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu

By-product credits	8	3	0	1	1	1	6

Non-controlling interest	(4)	0	0	0	0	0	(1)

By-product credits (net of non-controlling interest)	4	3	0	1	1	1	5

($ millions)					For the three months ended 6/30/23

	Carlin	Cortez[a]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[b]	Hemlo

By-product credits	0	1	1	0	40	42	0

Non-controlling interest	0	(1)	(1)	0	(16)	(18)	0

By-product credits (net of non-controlling interest)	0	0	0	0	24	24	0

($ millions)					For the three months ended 6/30/23

	Pueblo Viejo	Veladero	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu

By-product credits	6	2	0	1	0	0	6

Non-controlling interest	(2)	0	0	0	0	0	(1)

By-product credits (net of non-controlling interest)	4	2	0	1	0	0	5

($ millions)					For the three months ended 9/30/22

	Carlin	Cortez[a]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[b]	Hemlo

By-product credits	1	0	1	0	31	33	0

Non-controlling interest	(1)	0	(1)	0	(12)	(14)	0

By-product credits (net of non-controlling interest)	0	0	0	0	19	19	0

($ millions)					For the three months ended 9/30/22

	Pueblo Viejo	Veladero	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu

By-product credits	10	1	0	0	0	0	5

Non-controlling interest	(4)	0	0	0	0	0	(1)

By-product credits (net of non-controlling interest)	6	1	0	0	0	0	4

($ millions)					For the nine months ended 9/30/23

	Carlin	Cortez[a]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[b]	Hemlo

By-product credits	2	2	3	0	119	126	1

Non-controlling interest	(1)	(1)	(1)	0	(46)	(49)	0

By-product credits (net of non-controlling interest)	1	1	2	0	73	77	1

($ millions)					For the nine months ended 9/30/23

	Pueblo Viejo	Veladero	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu

By-product credits	26	7	0	2	2	1	17

Non-controlling interest	(10)	0	0	0	0	0	(3)

By-product credits (net of non-controlling interest)	16	7	0	2	2	1	14

($ millions)					For the nine months ended 9/30/22

	Carlin	Cortez[a]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[b]	Hemlo

By-product credits	1	2	2	0	95	100	0

Non-controlling interest	(1)	(1)	(1)	0	(37)	(40)	0

By-product credits (net of non-controlling interest)	0	1	1	0	58	60	0

BARRICK THIRD QUARTER 2023	72	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions)					For the nine months ended 9/30/22

	Pueblo Viejo	Veladero	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu

By-product credits	33	3	0	1	1	0	18

Non-controlling interest	(13)	0	0	0	0	0	(3)

By-product credits (net of non-controlling interest)	20	3	0	1	1	0	15

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)		For the three months ended		For the nine months ended

	9/30/23	6/30/23	9/30/22	9/30/23	9/30/22

Cost of sales	167	176	172	517	469

Depreciation/amortization	(70)	(59)	(59)	(173)	(131)

Treatment and refinement charges	47	50	54	140	152

Cash cost of sales applicable to equity method investments	82	84	81	253	227

Less: royalties	(15)	(16)	(23)	(46)	(87)

By-product credits	(4)	(6)	(2)	(14)	(11)

Other	0	0	0	0	0

C1 cash costs	207	229	223	677	619

General & administrative costs	6	4	4	16	22

Rehabilitation - accretion and amortization	3	2	0	7	2

Royalties	15	16	23	46	87

Minesite exploration and evaluation costs	3	2	8	7	16

Minesite sustaining capital expenditures	91	58	115	182	271

Sustaining leases	2	4	1	9	4

All-in sustaining costs	327	315	374	944	1,021

Pounds sold - attributable basis (millions pounds)	101	101	120	291	346

Cost of sales per pound[a,b]	2.68	2.84	2.30	2.90	2.21

C1 cash costs per pound[a]	2.05	2.28	1.86	2.33	1.79

All-in sustaining costs per pound[a]	3.23	3.13	3.13	3.25	2.96

a.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
b.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis, by operating segment

($ millions, except per pound information in dollars)							For the three months ended

	9/30/23			6/30/23			9/30/22

	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid

Cost of sales	83	167	22	83	176	25	76	172	28

Depreciation/amortization	(18)	(70)	(5)	(19)	(59)	(5)	(18)	(59)	(5)

Treatment and refinement charges	0	42	5	0	44	6	0	50	4

Less: royalties	0	(15)	0	0	(16)	0	0	(23)	0

By-product credits	(1)	0	(3)	0	0	(6)	0	0	(2)

Other	0	0	0	0	0	0	0	0	0

C1 cash costs	64	124	19	64	145	20	58	140	25

Rehabilitation - accretion and amortization	0	3	0	0	2	0	0	0	0

Royalties	0	15	0	0	16	0	0	23	0

Minesite exploration and evaluation costs	3	0	0	2	0	0	3	5	0

Minesite sustaining capital expenditures	4	85	2	12	44	2	8	106	1

Sustaining leases	1	1	0	3	0	1	1	0	0

All-in sustaining costs	72	228	21	81	207	23	70	274	26

Pounds sold - attributable basis (millions pounds)	21	67	13	22	63	16	24	79	17

Cost of sales per pound[a,b]	3.86	2.48	1.72	3.89	2.80	1.61	3.20	2.19	1.58

C1 cash costs per pound[a]	2.99	1.86	1.45	3.02	2.30	1.26	2.45	1.78	1.41

All-in sustaining costs per pound[a]	3.39	3.41	1.64	3.73	3.29	1.42	2.94	3.50	1.52

BARRICK THIRD QUARTER 2023	73	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per pound information in dollars)					For the nine months ended

	9/30/23			9/30/22

	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid

Cost of sales	253	517	73	219	469	76

Depreciation/amortization	(57)	(173)	(16)	(53)	(131)	(15)

Treatment and refinement charges	0	122	18	0	139	13

Less: royalties	0	(46)	0	0	(87)	0

By-product credits	(1)	0	(13)	0	0	(11)

Other	0	0	0	0	0	0

C1 cash costs	195	420	62	166	390	63

Rehabilitation - accretion and amortization	0	7	0	0	2	0

Royalties	0	46	0	0	87	0

Minesite exploration and evaluation costs	7	0	0	9	7	0

Minesite sustaining capital expenditures	21	155	6	25	242	4

Sustaining leases	4	2	3	2	2	0

All-in sustaining costs	227	630	71	202	730	67

Pounds sold - attributable basis (millions pounds)	66	179	46	74	220	52

Cost of sales per pound[a,b]	3.82	2.89	1.61	2.98	2.13	1.45

C1 cash cost per pound[a]	2.95	2.35	1.36	2.25	1.77	1.20

All-in sustaining costs per pound[a]	3.44	3.52	1.55	2.74	3.32	1.29

a.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
b.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

EBITDA, Adjusted EBITDA and Attributable EBITDA

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:

∎	Income tax expense;
∎	Finance costs;
∎	Finance income; and
∎	Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; and other expense adjustments. We also remove the impact of income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our full business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and do not necessarily reflect the underlying operating results for the periods presented.

Starting with this MD&A, we are presenting attributable EBITDA, which removes the non-controlling interest portion from our adjusted EBITDA measure. Prior periods have been presented to allow for comparability. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our attributable business and which is aligned with how we present our forward looking guidance on gold ounces and copper pounds produced.

EBITDA, adjusted EBITDA and attributable EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA, adjusted EBITDA and attributable EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA, adjusted EBITDA and attributable EBITDA differently.

BARRICK THIRD QUARTER 2023	74	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Net Earnings to EBITDA, Adjusted EBITDA and Attributable EBITDA

($ millions)		For the three months ended		For the nine months ended
	9/30/23	6/30/23	9/30/22	9/30/23	9/30/22

Net earnings	585	502	410	1,356	1,833

Income tax expense	218	264	215	687	795

Finance costs, net[a]	30	23	55	90	204

Depreciation	504	480	457	1,479	1,393

EBITDA	1,337	1,269	1,137	3,612	4,225

Impairment charges (reversals) of non-current assets[b]	0	22	24	23	29

Acquisition/disposition gains[c]	(4)	(3)	(64)	(10)	(86)

Loss (gain) on currency translation	30	(12)	3	56	12

Other (income) expense adjustments[d]	(5)	(3)	(27)	55	(109)

Income tax expense, net finance costs[a], and depreciation from equity investees	106	95	82	279	256

Adjusted EBITDA	1,464	1,368	1,155	4,015	4,327

Non-controlling Interests	(393)	(380)	(327)	(1,096)	(1,196)

Attributable EBITDA	1,071	988	828	2,919	3,131

Revenues - as adjusted[e]	2,363	2,346	2,106	6,897	6,852

Attributable EBITDA margin[f]	45%	42%	39%	42%	46%

a.	Finance costs exclude accretion.
b.

For the three month period ended June 30, 2023, net impairment charges were mainly related to miscellaneous assets. For the three and nine month periods ended September 30, 2022, net impairment charges mainly relate to an inventory write-off at Lumwana.

c.

For the three and nine month periods ended September 30, 2022, acquisition/disposition gains mainly related to the sale of a portfolio of royalties to Maverix Metals Inc. and the sale of a portfolio of royalties by Nevada Gold Mines to Gold Royalty Corp.

d.

For the nine month period ended September 30, 2023, other (income) expense adjustments mainly relate to the $30 million commitment we made towards the expansion of education infrastructure in Tanzania, per our community investment obligations under the Twiga partnership. Other (income) expense adjustments for all periods were also impacted by changes in the discount rate assumptions on our closed mine rehabilitation provision and care and maintenance expenses at Porgera.

e.	Refer to Reconciliation of Sales to Realized Price per ounce/pound on page 76 of this MD&A.
f.	Represents attributable EBITDA divided by revenues - as adjusted.

Reconciliation of Income to EBITDA by operating site

($ millions)								For the three months ended 9/30/23

	Carlin (61.5%)	Cortez[a] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[b] (61.5%)	Pueblo Viejo (60%)	Loulo- Gounkoto (80%)	Kibali (45%)	North Mara (84%)	Bulyanhulu (84%)	Lumwana (100%)

Income	174	87	49	314	31	111	72	37	33	32

Depreciation	51	54	28	146	39	45	44	14	13	69

EBITDA	225	141	77	460	70	156	116	51	46	101

								For the three months ended 6/30/23

	Carlin (61.5%)	Cortez[a] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[b] (61.5%)	Pueblo Viejo (60%)	Loulo- Gounkoto (80%)	Kibali (45%)	North Mara (84%)	Bulyanhulu (84%)	Lumwana (100%)

Income	169	66	35	287	46	110	60	43	41	0

Depreciation	56	41	26	138	36	49	41	16	13	59

EBITDA	225	107	61	425	82	159	101	59	54	59

								For the three months ended 9/30/22

	Carlin (61.5%)	Cortez[a] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[b] (61.5%)	Pueblo Viejo (60%)	Loulo- Gounkoto (80%)	Kibali (45%)	North Mara (84%)	Bulyanhulu (84%)	Lumwana (100%)

Income	123	62	11	215	70	60	45	39	27	21

Depreciation	45	28	25	117	39	48	27	15	12	60

EBITDA	168	90	36	332	109	108	72	54	39	81

($ millions)								For the nine months ended 9/30/2023

	Carlin (61.5%)	Cortez[a] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[b] (61.5%)	Pueblo Viejo (60%)	Loulo- Gounkoto (80%)	Kibali (45%)	North Mara (84%)	Bulyanhulu (84%)	Lumwana (100%)

Income	409	231	124	790	138	306	165	127	91	20

Depreciation	146	151	85	424	114	150	110	46	39	172

EBITDA	555	382	209	1,214	252	456	275	173	130	192

BARRICK THIRD QUARTER 2023	75	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions)								For the nine months ended 9/30/2022

	Carlin (61.5%)	Cortez[a] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[b] (61.5%)	Pueblo Viejo (60%)	Loulo- Gounkoto (80%)	Kibali (45%)	North Mara (84%)	Bulyanhulu (84%)	Lumwana (100%)

Income	514	214	81	880	218	272	135	152	105	216

Depreciation	137	96	78	389	110	150	88	43	38	131

EBITDA	651	310	159	1,269	328	422	223	195	143	347

a.	Includes Goldrush.
b.	These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon.

Realized Price

Realized price is a non-GAAP financial measure which excludes from sales:

∎	Treatment and refining charges; and
∎	Cumulative catch-up adjustment to revenue relating to our streaming arrangements.

We believe this provides investors and analysts with a more accurate measure with which to compare to market gold and copper prices and to assess our gold and copper sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our Company’s past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per ounce/pound information	Gold			Copper			Gold		Copper

in dollars)				For the three months ended				For the nine months ended

	9/30/23	6/30/23	9/30/22	9/30/23	6/30/23	9/30/22	9/30/23	9/30/22	9/30/23	9/30/22

Sales	2,588	2,584	2,277	209	189	200	7,583	7,385	569	698

Sales applicable to non-controlling interests	(797)	(787)	(700)	0	0	0	(2,307)	(2,266)	0	0

Sales applicable to equity method investments[a,b]	187	171	152	126	133	134	484	433	419	486

Sales applicable to sites in closure or care and maintenance[c]	(4)	(2)	(14)	0	0	0	(13)	(44)	0	0

Treatment and refinement charges	7	8	3	47	50	54	22	8	140	152

Revenues – as adjusted	1,981	1,974	1,718	382	372	388	5,769	5,516	1,128	1,336

Ounces/pounds sold (000s ounces/millions pounds)[c]	1,027	1,001	997	101	101	120	2,982	3,030	291	346

Realized gold/copper price per ounce/pound[d]	1,928	1,972	1,722	3.78	3.70	3.24	1,934	1,820	3.88	3.86

a.

Represents sales of $187 million and $484 million, respectively, for the three and nine month periods ended September 30, 2023 (June 30, 2023: $171 million and September 30, 2022: $152 million and $433 million, respectively) applicable to our 45% equity method investment in Kibali for gold. Represents sales of $82 million and $261 million, respectively, for the three and nine month periods ended September 30, 2023 (June 30, 2023: $81 million and September 30, 2022: $82 million and $299 million, respectively) applicable to our 50% equity method investment in Zaldívar and $49 million and $176 million, respectively (June 30, 2023: $58 million and September 30, 2022: $57 million and $201 million, respectively), applicable to our 50% equity method investment in Jabal Sayid for copper.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.
c.	On an attributable basis. Excludes Pierina, which is producing incidental ounces while in closure.
d.	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

BARRICK THIRD QUARTER 2023	76	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Craig Fiddes, SME-RM, Lead, Resource Modeling, Nevada Gold Mines; Chad Yuhasz, P.Geo, Mineral Resource Manager, Latin America & Asia Pacific; Richard Peattie, MPhil, FAusIMM, Mineral Resources Manager: Africa and Middle East; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resource Management and Evaluation Executive; John Steele, CIM, Metallurgy, Engineering and Capital Projects Executive; and Joel Holliday, FAusIMM, Executive Vice-President, Exploration – each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2022.

Endnotes

[1]	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 76 of this MD&A.

[2]

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share). References to attributable basis means our 100% share of Hemlo and Lumwana, our 61.5% share of NGM, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara, and Bulyanhulu, our 50% share of Veladero, Zaldívar and Jabal Sayid, our 47.5% share of Porgera and our 45% share of Kibali.

[3]

Total reportable incident frequency rate (“TRIFR”) is a ratio calculated as follows: number of reportable injuries x 1,000,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries. Lost time injury frequency rate (“LTIFR”) is a ratio calculated as follows: number of lost time injuries x 1,000,000 hours divided by the total number of hours worked.

[4]

Class 1 - High Significance is defined as an incident that causes significant negative impacts on human health or the environment or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock or wildlife.

[5]

A Tier One Gold Asset is an asset with a $1,300/oz reserve potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and with all-in sustaining costs per ounce in the lower half of the industry cost curve. A Tier One Copper Asset is an asset with a $3.00/lb reserve with potential for 5Mt or more of contained copper in support of at least 20 years life, annual production of at least 200ktpa, with all-in sustaining costs per pound in the lower half of the industry cost curve.

[6]

Categories as defined in the Greenhouse Gas Protocol’s Technical Guidance for Calculating Scope 3 Emissions. Achievement of Barrick’s Scope 3 targets will require collaboration with suppliers and customers in our value chain, which are outside of Barrick’s direct control.

[7]

Refer to the Technical Report on the Cortez Complex, Lander and Eureka Counties, State of Nevada, USA, dated December 31, 2021, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 18, 2022.

[8]	See the Technical Report on the Pueblo Viejo mine, Dominican Republic, dated March 17, 2023, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 17, 2023.

[9]	Indicative copper production profile from Lumwana, which is conceptual in nature. Subject to change following completion of the pre-feasibility study.

[10]	Greater Leeville Significant Intercepts[a]

Drill Results from Q3 2023

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	True Width (m)[c]	Ag (g/t)

HSC-23001	129	(26)	250.5-283.2	32.6		32.88

			263.0-270.6	7.6		28.49

HSC-23002	112	(28)	359.1-366.7	7.6		7.10

			317.9-329.5	11.6		13.20

			350.8-354.2	3.4		5.42

HSC-23003	101	(27)	363-381.3	18.3		6.07

			761.7-771.8	10.1		1.16

HSX-23001	219	(79)	857.4-867.8	10.4		3.24

BARRICK THIRD QUARTER 2023	77	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

			75.3-78.6	3.3	3.2	12.32

NLC-23004	57	(52)	101.2-109.4	8.2	7.5	16.52

NLC-23006	95	(80)	50.9-65.8	14.9	14.4	12.03

			798.7-803.3	4.6	4.0	24.28

			866.9-881.0	14.2	12.3	8.67

NLX-23017	290	(79)	900.1-903.0	2.9	2.5	3.93

NLX-22018	250	(74)	834.2-842.0	7.8	6.1	10.85

			807.7-817.0	9.8		4.25

			842.8-849.5	6.7		3.87

NLX-22023	265	(74)	925.4-932.1	6.7		8.16

			98.7-110.3	11.6	11.5	8.53

NTC-23001	300	(42)	113.1-121.3	8.2	8.2	44.53

			15.2-22.6	5.0	4.6	12.10

			168.2-188.9	20.7	13.3	5.07

			192.1-200.9	8.8	5.7	4.80

NTC-23008	94	(22)	213.1-296.6	83.5	53.7	19.07

			52.7-87.5	4.6	4.3	6.01

			87.5-98.6	11.1	10.5	13.66

NTC-23012	230	(53)	172.5-180.7	8.2	7.7	8.18

			38.7-49.4	10.7	10.3	27.71

			65.8-78.6	12.8	12.8	24.35

			157.9-161.2	3.3	3.3	5.50

NTC-23013	230	(63)	170.4-174.8	4.4	4.4	5.59

			61.3-65.2	3.9	3.9	3.99

			70.1-83.5	13.4	13.4	14.46

			85.6-93	7.4	7.3	9.00

			120.1-127.7	7.6	6.9	7.06

NTC-23014	277	(66)	138.4-141.4	3.0	2.8	8.26

			34.4-37.8	3.4	3.3	4.08

			44.5-56.7	12.2	12.1	8.36

			78.8-98.3	19.5	19.4	12.39

			255.4-258.5	3.1	3.0	11.42

NTC-23022	275	(60)	269.1-272.8	3.7	3.6	5.06

NTC-23024	275	(63)	174.3-186.5	12.2	10.6	5.88

			138.1-144.2	6.1	5.5	7.60

			185.6-193.9	8.3	6.7	6.18

NTC-23025	250	(57)	268.5-273.4	4.9	4.7	4.67

NTC-23030	350	(76)	98.5-120.4	21.9	19.9	22.23

			107.3-115.8	8.5	8.4	17.75

NTC-23032	53	(68)	149.4-152.2	2.8	2.9	5.64

a.	All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum downhole intercept width is 2.4 meters; internal dilution is less than 20% total width.
b.

Carlin Trend drill hole nomenclature: Project area (CGX - Greater Leeville Exploration, NLX - North Leeville Exploration, NTC - North Turf Core, NLX - North Leeville Growth, LUC - Leeville Underground Core) followed by the year (23 for 2023) then hole number.

c.

True width for LUC, NTC and NLX drillholes has been estimated based on the latest geological and ore controls model and it is subject to refinement as additional data becomes available. True width of the intercepts for CGX drillholes is uncertain at this stage.

The drilling results for Leeville contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Carlin Trend conform to industry accepted quality control methods.

BARRICK THIRD QUARTER 2023	78	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

11 Robertson Significant Interceptsa

Drill Results from Q3 2023

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	True Width (m)[c]	Au (g/t)

			27.9-31.4	3.5		0.42

			36.2-39.6	3.4		0.26

			63.7-82	18.3		0.28

			85.6-101	15.4		0.34

AHW-23005A	355	(30)	103.9-107.3	3.4		3.14

			119.3-122.8	3.5		0.31

			127.6-139	11.4		0.59

			148.1-151.2	3.0		0.21

			211.2-214.3	3.0		0.29

			232.7-236.8	4.1		0.37

			252.8-261.5	8.7		0.25

			291.7-305.1	13.4		0.43

			307.2-313	5.8		0.26

AHW-23003	232	(55)	370.3-375.5	5.2		0.68

			146.7-151.3	4.6	4.5	0.26

			163.1-170.7	7.6	7.5	0.51

DTL-23010	220	(70)	173.8-181.4	7.6	7.5	1.28

			13.7-18.7	5.0	4.9	1.66

			100-114.6	14.6	14.5	1.36

			128.6-133.8	5.2	5.2	0.45

			140.8-150.1	9.3	9.3	0.55

			171.9-181	9.1	9.1	0.94

DTL-23014	310	(55)	187.4-205.7	18.3	18.2	1.19

			152.9-157.6	4.7		4.56

			218.4-257.7	39.3		0.68

			264.1-267.5	3.4		0.41

DTL-23021	97	(60)	341.7-344.9	3.2		0.46

			103.8-109.6	5.8		0.26

			118.1-122.7	4.6		0.31

			178.6-183.2	4.6		0.83

			192.6-225.6	32.9		0.34

GPC-23002	97	(67)	245.7-291.7	46.0		0.41

			47.2-53.3	6.1	6.1	0.42

WPC-23003	184	(72)	82.9-86.4	3.5	3.5	0.27

			86.9-90.8	4.0	3.9	0.60

			93.9-106.2	12.3	12.3	0.47

			115.8-124.2	8.4	8.4	0.41

			127.4-136.6	9.1	9.1	1.20

			155.9-160.9	5.0	4.9	0.41

			207.3-228	20.7	20.6	0.47

WPC-23004	317	(66)	233.9-242.9	9.0	8.9	0.47

a.

All intercepts calculated using a 0.17 g/t Au cutoff and are uncapped; minimum downhole intercept width is 3.0 meters with 3 metres (consecutive) or less of unmineralized between intercepts; internal dilution is less than 20%.

b.	Robertson drill hole nomenclature: Project area: AHC: Altenburg Hill Core, AHW: Altenburg Hill West, DTL: Distal, GPC: Gold Pan Core, and WPC: West Porphyry Core. 23 indicates drill year of 2023.
c.	True width of intercepts are uncertain at this stage except where noted.

The drilling results for Robertson contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals and SGS S.A. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on Robertson conform to industry accepted quality control methods.

BARRICK THIRD QUARTER 2023	79	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

12 Fourmile Significant Interceptsa

Drill Results from Q3 2023

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)

FM23-181D	194	(80)	1270.9-1299.6	28.7	51.10

FM18-43D (ext)	155	(84)		No significant intercept

FM21-174D (ext)	181	(69)		No significant intercept

FM22-182D	337	(80)		No significant intercept

FM23-186DW1	239	(84)		No significant intercept

a.	All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 3.0 meters; internal dilution is less than 20% total width.
b.	Fourmile drill hole nomenclature: Project area (FM: Fourmile) followed by the year (23 for 2023) then hole number, additionally (ext) notes holes that were re-entered and extended in 2023.
c.	True width of intercepts are uncertain at this stage.

The drilling results for Fourmile contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Fourmile conform to industry accepted quality control methods.

13 Turquoise Ridge Significant Interceptsa

Drill Results from Q3 2023

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	True Width (m)[c]	Au (g/t)

TUM-23201	45	(73)	104.3-114.3	10.1	9.7	15.44

			227.7-232.3	4.6	3.0	6.04

			236.4-262.5	26.1	18.5	30.16

TUM-23203	81	(31)	315.7-317.4	1.7	0.4	28.54

			232.8-259.1	26.3	17.0	19.56

			264.5-266.8	2.3	1.5	27.81

TUM-23204	85	(28)	314.0-319.5	5.5	3.5	9.39

			56.8-64.9	8.2	7.1	8.46

			75.6-81.7	6.1	5.3	7.93

			129.0-133.5	4.6	4.0	13.59

TUM-23207	95	(45)	153.2-157.9	4.8	4.2	61.01

			107.6-111.9	4.3	3.7	9.34

			186.3-191.2	4.9	4.2	4.68

			200.6-202.1	1.5	1.3	4.42

			208.2-218.9	10.7	9.2	8.33

			251.5-257.0	5.5	4.8	6.74

			269.2-282.9	13.7	11.9	9.73

TUM-23102	180	(62)	290.5-296.6	6.1	5.3	10.47

			136.3-140.4	4.1	3.3	21.92

TUM-23216	27	(53)	205.7-212.8	7.1	5.7	21.87

TUM-23221	7	(62)	103.4-106.0	2.5	2.2	43.36

			67.1-72.2	5.2	5.0	18.58

			95.7-116.9	21.2	19.8	13.36

			171.0-173.5	2.5	1.2	33.98

TUM-23014	271	(73)	218.6-224.0	5.4	4.6	14.60

			14.5-19.8	5.3	2.0	6.86

TUM-23305	190	(23)	50.8-53.2	2.4	1.4	13.34

			59.3-73.2	14.0	7.0	11.08

TUM-22416A	190	(10)	83.6-89.3	5.7	3.1	11.61

a.	All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum downhole intercept width is 1.0 meters; internal dilution is less than 20% total width.
b.	Turquoise Ridge drill hole nomenclature: Project area: TUM: Turquoise Underground Minex. First two numbers indicate year drilled (23 for 2023).
c.	True width of intercepts have been estimated based on the current geological model.

The drilling results for Turquoise Ridge contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on Turquoise Ridge conform to industry accepted quality control methods.

BARRICK THIRD QUARTER 2023	80	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

14 Hemlo Significant Interceptsa

Drill Results from Q3 2023

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	True Width (m)[c]	Au (g/t)

7652311	327	15	70.7-78.2	7.6	6.6	4.27

7652314	303	(23)	158.5-164.4	5.9	3.4	5.84

7652315	299	(18)	155.2-160.5	5.3	3.1	3.11

1152332	221.3	(24.2)	291.2-307.6	16.4	9.4	4.83

a.

All intercepts calculated using a 2.68 g/t Au cutoff. 765 holes are capped to 40 g/t Au, 115 holes are capped to 30 g/t Au; minimum intercept width is 2.50m; internal dilution is less than 42% total width.

b.	Hemlo drill hole nomenclature: Underground hole nomenclature is defined by level (e.g. 765 for the 9765m level) then year (e.g. 23 for 2023) then hole number.
c.	True width of intercepts are estimated using the angle to core axis.

The drilling results for Hemlo contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Hemlo conform to industry accepted quality control methods.

15 Bambadji Significant Interceptsa

Drill Results from Q3 2023

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Including Width (m)[c]	Au (g/t)

BQDH010	110	(50)	222-226.7	4.7	1.18

BQDH011	110	(50)	259-265.2	6.2	5.82	260-262.7	2.7	12.92

BQDH011	110	(50)	312-322.4	10.4	0.71

BQDH011	110	(50)	415.3-427.1	11.8	1.40	415.30-419.10	3.8	3.01

BQDT003	110	(50)	345.8-358.65	12.85	1.32	63.00-65.00	2	5.45

LFDH004	110	(50)	419.8-437.6	17.8	2.59	419.8-429.8	10	3.84

a.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters total width.
b.	Drill hole nomenclature: BQ (Baqata), LF (Latifa), followed by type of drilling DH and DT (Diamond Drilling).
c.	True widths uncertain at this stage.

The drilling results for the Dalema property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS Bamako, an independent laboratory. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Bambadji property conform to industry accepted quality control methods.

16 Loulo-Gounkoto Significant Interceptsa

Drill Results from Q3 2023

							Including[d]

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)[c]	Au (g/t)

PQ10RC122	110	(50)	178 - 194	16	0.65

WAC011	270	(50)	27 - 29	2	1.73

WRC013	270	(50)	110 - 112	2	0.82

WRC014	270	(50)	36 - 42	6	0.68

WRC015	270	(50)	45274	2	2.17

WRC016	270	(50)	170 - 175	5	0.74

WRC018	265	(50)	223 - 226	3	2.50

BNRC332	90	(50)	158 - 161	3	0.66

BNRC332	90	(50)	168 - 172	4	0.78

BNRC332	90	(50)	271 - 300	29	1.46	295 - 297	2	11.58

BNRC333	90	(50)	234 - 243	9	0.71

BNRC334	270	(50)	133 - 189	56	0.65

BDH51	90	(50)	111.7 - 116.9	5.2	0.52

BDH51	90	(50)	236.5 - 239.8	3.3	0.99

BDH52	270.4	(50)	121 - 125.75	4.75	0.57

BDH52	270.4	(50)	144.95 -161.55	16.6	1.85	159.4 - 161.55	2.15	8.71

BARRICK THIRD QUARTER 2023	81	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

BDH53	90	(50)	216 - 220.3	4.3	1.99

BDH53	90	(50)	249.3 -259.15	9.85	7.02	252.4 - 256.3	3.9	16.83

a.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters total width.
b.

Loulo-Gounkoto drill hole nomenclature: prospect initial PQ10 (Point of Quartz 10), W (Waraba), B (Baboto), BN (Baboto North), followed by type of drilling AC (Air Core), RC (Reverse Circulation), DH (Diamond Drilling)

c.	True widths uncertain at this stage.
d.	All intercepts calculated using a 3.0 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters ; internal dilution is equal to or less than 2 meters total width.

The drilling results for the Loulo-Gounkoto property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS Laboratories, an independent laboratory. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Loulo property conform to industry accepted quality control methods.

17 Kibali Significant Interceptsa

Drill Results from Q3 2023

							Including[d]

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)c	Au (g/t)

ADD029	127	(75)	142.5 - 146.9	4.4	0.98

			253.1 - 267.8	14.7	1.58

			270.5 - 277.3	6.8	2.33

ADD030	127	(75)	136.8 - 148.8	12.0	0.63

			223.3 - 226.2	3.0	3.33

			244.4 - 267.1	22.7	2.67	254.7 -257.9	3.2	9.24

DDD608	200	(70)	627.5 - 630.8	3.3	0.78

			635.6 - 653.8	18.2	1.13	640.1 -643.2	3.1	2.47

			661.8 - 668.7	6.9	1.25

			719.5 - 725.1	5.5	1.17

			858.5 - 862.0	3.5	0.74

DDD609	135	(70)	192.8 -195.9	3.1	2.04

			198.5 - 204.3	5.8	1.58

			216.9 - 223.0	6.1	0.88

ORDD0111	301	(64)	342.0 - 355.0	13	0.67	349.8 -351.7	1.9	2.51

ORDD0112	301	(63)	338.0 - 351.9	13.9	2.50	340.0 -343.0	2.9	4.86

						346.0 -350.0	3.8	3.43

			356.0 - 360.6	4.6	0.68

			375.0 - 380.1	5.1	1.58

ORDD0113	307	(63)	514.3 - 523.3	9.0	2.28

a.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 25% total width.
b.

Kibali drill hole nomenclature: prospect initial (A=Agbarabo; D=Durba; OR=Oere) followed by the type of drilling (RC=Reverse Circulation, DD=Diamond, GC=Grade control) with no designation of the year. KCDU = KCD Underground.

c.	True widths of intercepts are uncertain at this stage.
d.	Weighted average is calculated by fence using significant intercepts, over the strike length
e.

All including intercepts, calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 1 meter; no internal dilution, with grade significantly above (> 40%) the overall intercept grade.

The drilling results for the Kibali property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS Laboratories, an independent laboratory. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Kibali property conform to industry accepted quality control methods.

BARRICK THIRD QUARTER 2023	82	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

18 North Mara Significant Interceptsa

Drill Results from Q3 2023

							Including[d]

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)[c]	Au (g/t)

SKRC014			110-112	2	0.85

	21	(51)	121-123	2	0.57

SKRC019	24	(51)	101-107	6	4.2	104-106	2	11.5

a.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 1 m; internal dilution is equal to or less than 2 meters total width.
b.	North Mara drill hole nomenclature: prospect initial (SK= Shakta) followed by the type of drilling (RC=Reverse Circulation) with no designation of the year.
c.	True width of intercepts are uncertain at this stage.
d.	All including intercepts, calculated using a 0.5g/t Au cutoff and are uncapped, minimum intercept width is 1m, no internal dilution, with grade significantly above (>40%) the overall intercept grade.

The drilling results for North Mara contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by both the MSA Bulyanhulu and the SGS North Mara laboratory, both of which are independently operated by MSA and SGS respectively. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at North Mara conform to industry accepted quality control methods.

19 Lumwana Significant Interceptsa

Drill Results from Q3 2023

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Cu (%)

LBERC008	270	(80)	34-39	5	0.20

LBERC012	270	(80)	101-104	3	0.36

LBERC013	270	(80)	11-20	9	0.25

LBERC013	270	(80)	40-49	9	0.26

LBERC014	270	(80)	107-114	7	0.51

LBERC014	270	(80)	116-119	3	0.42

LBERC015	270	(80)	17-26	9	0.26

LBERC015	270	(80)	28-32	4	0.39

LBERC015	270	(80)	103-108	5	0.28

LBERC016	270	(80)	40-46	6	0.31

KAB004	90	(65)	201-204	3	0.38

KAB005	90	(65)	45-50	5	0.24

KAB006	90	(65)	185-188	3	0.32

KAB010	90	(65)	23-32	9	0.15

KAB010	90	(65)	55-60	5	0.71

KAB011	90	(65)	82-86	4	0.23

KAB011	90	(65)	91-100	9	0.63

KAB012	90	(65)	168-184	16	0.67

KAB013	90	(65)	108-112	4	0.18

KAB013	90	(65)	130-137	7	0.69

KAB014	90	(65)	189-196	7	0.44

a.	All intercepts calculated using a 0.15% TCu cutoff and are uncapped; minimum intercept width is 3 meters; internal dilution is equal to or less than 2 meters total width.
b.	Lumwana drill hole nomenclature: prospect initial (LBE = Lubwe Exploration, KAB = Kababisa). LBE is Reverse Circulation (RC) and KAB is Diamond Drililng.
c.	True width of intercepts are uncertain at this stage.

The drilling results for Lumwana contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS Laboratories and ALS, independent laboratories. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on Lumwana conform to industry accepted quality control methods.

BARRICK THIRD QUARTER 2023	83	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Consolidated Statements of Income

Barrick Gold Corporation (in millions of United States dollars, except per share data) (Unaudited)	Three months ended September 30,		Nine months ended September 30,

	2023	2022	2023	2022

Revenue (notes 4 and 5)	$2,862	$2,527	$8,338	$8,239

Costs and expenses (income)

Cost of sales (notes 4 and 6)	1,915	1,815	5,793	5,404

General and administrative expenses	30	26	97	110

Exploration, evaluation and project expenses	86	77	258	244

Impairment charges (notes 8b and 12)	—	24	23	29

Loss on currency translation	30	3	56	12

Closed mine rehabilitation	(44)	(55)	(35)	(180)

Income from equity investees (note 11)	(68)	(52)	(179)	(240)

Other expense (income) (note 8a)	58	(9)	128	(18)

Income before finance costs and income taxes	$855	$698	$2,197	$2,878

Finance costs, net	(52)	(73)	(154)	(250)

Income before income taxes	$803	$625	$2,043	$2,628

Income tax expense (note 9)	(218)	(215)	(687)	(795)

Net income	$585	$410	$1,356	$1,833

Attributable to:

Equity holders of Barrick Gold Corporation	$368	$241	$793	$1,167

Non-controlling interests (note 15)	$217	$169	$563	$666

Earnings per share data attributable to the equity holders of Barrick Gold Corporation (note 7)

Net income

Basic	$0.21	$0.14	$0.45	$0.66

Diluted	$0.21	$0.14	$0.45	$0.66

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2023	84	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Consolidated Statements

of Comprehensive Income

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended September 30,		Nine months ended September 30,

	2023	2022	2023	2022

Net income	$585	$410	$1,356	$1,833

Other comprehensive income (loss), net of taxes

Items that may be reclassified subsequently to profit or loss:

Realized losses on derivatives designated as cash flow hedges, net of tax $nil, $nil, $nil and $nil	—	1	—	1

Currency translation adjustments, net of tax $nil, $nil, $nil and $nil	—	1	(3)	2

Items that will not be reclassified to profit or loss:

Actuarial loss on post employment benefit obligations, net of tax $nil, $nil, $nil and $nil	—	(1)	—	(2)

Net change on equity investments, net of tax $1, $nil, $nil and $(6)	(12)	3	(17)	35

Total other comprehensive (loss) income	(12)	4	(20)	36

Total comprehensive income	$573	$414	$1,336	$1,869

Attributable to:

Equity holders of Barrick Gold Corporation	$356	$245	$773	$1,203

Non-controlling interests	$217	$169	$563	$666

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2023	85	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended September 30,		Nine months ended September 30,

	2023	2022	2023	2022

OPERATING ACTIVITIES

Net income	$585	$410	$1,356	$1,833

Adjustments for the following items:

Depreciation	504	457	1,479	1,393

Finance costs, net[1]	52	73	154	250

Impairment charges (notes 8b and 12)	—	24	23	29

Income tax expense (note 9)	218	215	687	795

Income from equity investees (note 11)	(68)	(52)	(179)	(240)

Gain on sale of non-current assets	(4)	(64)	(10)	(86)

Loss on currency translation	30	3	56	12

Change in working capital (note 10)	(47)	(52)	(298)	(217)

Other operating activities (note 10)	(74)	(91)	(73)	(294)

Operating cash flows before interest and income taxes	1,196	923	3,195	3,475

Interest paid	(31)	(23)	(184)	(175)

Interest received[1]	57	30	157	52

Income taxes paid[2]	(95)	(172)	(433)	(666)

Net cash provided by operating activities	1,127	758	2,735	2,686

INVESTING ACTIVITIES

Property, plant and equipment

Capital expenditures (note 4)	(768)	(792)	(2,225)	(2,158)

Sales proceeds	2	52	8	75

Investment sales	3	—	3	382

Dividends received from equity method investments (note 11)	74	101	159	770

Shareholder loan repayments from equity method investments (note 11)	—	—	5	—

Net cash used in investing activities	(689)	(639)	(2,050)	(931)

FINANCING ACTIVITIES

Lease repayments	(3)	(6)	(11)	(16)

Debt repayments	—	(56)	—	(56)

Dividends	(175)	(351)	(524)	(882)

Share buyback program	—	(141)	—	(314)

Funding from non-controlling interests (note 15)	13	—	23	—

Disbursements to non-controlling interests (note 15)	(175)	(162)	(399)	(661)

Other financing activities (note 10)	7	60	48	140

Net cash used in financing activities	(333)	(656)	(863)	(1,789)

Effect of exchange rate changes on cash and equivalents	(1)	(3)	(1)	(6)

Net increase (decrease) in cash and equivalents	104	(540)	(179)	(40)

Cash and equivalents at the beginning of period	4,157	5,780	4,440	5,280

Cash and equivalents at the end of period	$4,261	$5,240	$4,261	$5,240

[1]

2022 figures have been restated to reflect the change in presentation to present interest received ($30 million for the three months ended and $52 million for the nine months ended September 30, 2022) separately from finance costs.

[2]

Income taxes paid excludes $68 million (2022: $59 million) for the three months ended September 30, 2023 and $124 million (2022: $95 million) for the nine months ended September 30, 2023 of income taxes payable that were settled against offsetting VAT receivables.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2023	86	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	As at September 30, 2023	As at December 31, 2022

ASSETS

Current assets

Cash and equivalents	$4,261	$4,440

Accounts receivable	561	554

Inventories	1,913	1,781

Other current assets (note 13b)	684	1,690

Total current assets	$7,419	$8,465

Non-current assets

Equity in investees (note 11)	3,998	3,983

Property, plant and equipment	26,621	25,821

Goodwill	3,581	3,581

Intangible assets	149	149

Deferred income tax assets	27	19

Non-current portion of inventory	2,774	2,819

Other assets	1,026	1,128

Total assets	$45,595	$45,965

LIABILITIES AND EQUITY

Current liabilities

Accounts payable	$1,584	$1,556

Debt	8	13

Current income tax liabilities	313	163

Other current liabilities (note 13b)	513	1,388

Total current liabilities	$2,418	$3,120

Non-current liabilities

Debt	4,767	4,769

Provisions	2,112	2,211

Deferred income tax liabilities	3,367	3,247

Other liabilities	1,233	1,329

Total liabilities	$13,897	$14,676

Equity

Capital stock (note 14)	$28,117	$28,114

Deficit	(7,016)	(7,282)

Accumulated other comprehensive income (loss)	6	26

Other	1,913	1,913

Total equity attributable to Barrick Gold Corporation shareholders	$23,020	$22,771

Non-controlling interests (note 15)	8,678	8,518

Total equity	$31,698	$31,289

Contingencies and commitments (notes 4 and 16)

Total liabilities and equity	$45,595	$45,965

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2023	87	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the company

(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non- controlling interests	Total equity

At January 1, 2023	1,755,350	$28,114	($7,282)	$26	$1,913	$22,771	$8,518	$31,289

Net income	—	—	793	—	—	793	563	1,356

Total other comprehensive loss	—	—	—	(20)	—	(20)	—	(20)

Total comprehensive income (loss)	—	—	793	(20)	—	773	563	1,336

Transactions with owners

Dividends	—	—	(524)	—	—	(524)	—	(524)

Funding from non-controlling interests (note 15)	—	—	—	—	—	—	23	23

Disbursements to non-controlling interests (note 15)	—	—	—	—	—	—	(426)	(426)

Dividend reinvestment plan (note 14)	173	3	(3)	—	—	—	—	—

Total transactions with owners	173	3	(527)	—	—	(524)	(403)	(927)

At September 30, 2023	1,755,523	$28,117	($7,016)	$6	$1,913	$23,020	$8,678	$31,698

At January 1, 2022	1,779,331	$28,497	($6,566)	($23)	$1,949	$23,857	$8,450	$32,307

Net income	—	—	1,167	—	—	1,167	666	1,833

Total other comprehensive income	—	—	—	36	—	36	—	36

Total comprehensive income	—	—	1,167	36	—	1,203	666	1,869

Transactions with owners

Dividends	—	—	(882)	—	—	(882)	—	(882)

Disbursements to non-controlling interests	—	—	—	—	—	—	(673)	(673)

Dividend reinvestment plan	204	3	(3)	—	—	—	—	—

Share buyback program	(17,500)	(280)	—	—	(34)	(314)	—	(314)

Total transactions with owners	(17,296)	(277)	(885)	—	(34)	(1,196)	(673)	(1,869)

At September 30, 2022	1,762,035	$28,220	($6,284)	$13	$1,915	$23,864	$8,443	$32,307

[1]	Includes cumulative translation losses at September 30, 2023: $95 million (December 31, 2022: $93 million; September 30, 2022: $92 million).
[2]	Includes additional paid-in capital as at September 30, 2023: $1,875 million (December 31, 2022: $1,875 million; September 30, 2022: $1,877 million).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2023	88	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Notes to Consolidated Financial Statements

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown.

1 ∎ Corporate Information

Barrick Gold Corporation (“Barrick”, “we” or the “Company”) is a corporation governed by the Business Corporations Act (British Columbia). The Company’s corporate office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. The Company’s registered office is 925 West Georgia Street, Suite 1600, Vancouver, British Columbia, V6C 3L2. Barrick shares trade on the New York Stock Exchange under the symbol GOLD and the Toronto Stock Exchange under the symbol ABX. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We sell our gold and copper into the world market.

We have ownership interests in producing gold mines that are located in Argentina, Canada, Côte d’Ivoire, the Democratic Republic of the Congo, the Dominican Republic, Mali, Tanzania and the United States. Our mine in Papua New Guinea was placed on care and maintenance in April 2020. We have ownership interests in producing copper mines in Chile, Saudi Arabia and Zambia. We also have various projects located throughout the Americas, Asia and Africa.

2 ∎ Material Accounting Policy Information

a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These interim financial statements should be read in conjunction with Barrick’s most recently issued Annual Report, which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 2 of the Annual Consolidated Financial Statements for the year ended December 31, 2022 (“2022 Annual Financial Statements”), and have been consistently applied in the preparation of these interim financial statements, except as otherwise noted in Note 2b. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on November 1, 2023.

b) New Accounting Standards Issued But Not Yet Effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on Barrick in the current or future reporting periods.

3 ∎ Critical Judgements, Estimates, Assumptions and Risks

The judgments, estimates, assumptions and risks discussed here reflect updates from the 2022 Annual Financial Statements. For judgments, estimates, assumptions and risks related to other areas not discussed in these interim consolidated financial statements, please refer to Notes 3 and 28 of the 2022 Annual Financial Statements.

a) Provision for Environmental Rehabilitation (“PER”)

Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate and foreign exchange rates. The change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates. In the case of closed sites, changes in estimates and assumptions are recognized immediately in the consolidated statements of income. We recorded a net decrease of $69 million (2022: $207 million net decrease) to the PER at our minesites for the three months ended September 30, 2023 and a net decrease of $107 million (2022: $646 million net decrease) for the nine months ended September 30, 2023 primarily due to spending incurred during the year and an increase in the discount rate, partially offset by increases in cost estimates mainly driven by our conformance to the Global Industry Standard on Tailings Management, for all Extreme and Very High consequence facilities combined with accretion.

Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions and are accounted for prospectively. In the fourth quarter of each year, our life of mine plans are updated and that typically results in an update to the rehabilitation provision.

b) Pascua-Lama

The Pascua-Lama project received $454 million as at September 30, 2023 (December 31, 2022: $457 million) in value added tax (“VAT”) refunds in Chile relating to the development of the Chilean side of the project. Under the current arrangement, this amount must be repaid if the project does not evidence exports for an amount of $3,538 million within a term that expires on December 31, 2026, unless extended. In 2022, the Chilean government proposed changes to Chilean law on VAT refunds that may affect the timeframe and amount of these refunds. The proposed changes were rejected in a vote by the Lower House of Congress on March 8, 2023, and Barrick will continue to monitor the status of these proposals in the event that they are reintroduced by the Chilean government.

In addition, we have recorded $18 million in VAT recoverable in Argentina as at September 30, 2023 (December 31, 2022: $31 million) relating to the development of the Argentinean side of the project. These amounts may not be fully recoverable if the project does not enter into production and are subject to foreign currency risk as the amounts are recoverable in Argentine pesos.

c) Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not wholly within our control, occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Refer to Note 16 for further details on contingencies.

BARRICK THIRD QUARTER 2023	89	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

d) Lagunas Norte

On June 1, 2021, Barrick closed an agreement to sell its 100% interest in the Lagunas Norte gold mine in Peru to Boroo Pte Ltd (“Boroo”). As part of the terms of the transaction, Boroo assumed 50% of the $173 million reclamation bond obligations for Lagunas Norte upon closing.

Boroo was to assume the other 50% within one year of closing; however, this was extended until June 1, 2023. During the second quarter of 2023, Boroo fully assumed this obligation and Barrick has no further obligation related to the closure and reclamation of Lagunas Norte.

4 ∎ Segment Information

Barrick’s business is organized into eighteen minesites. Barrick’s Chief Operating Decision Maker (“CODM”) (Mark Bristow, President and Chief Executive Officer) reviews the operating results, assesses performance and makes capital allocation decisions at the minesite level. In the first quarter of 2023, we re-evaluated our reportable operating segments. Lumwana has been presented as a reportable segment for the current and prior periods. Veladero is no longer a reportable segment. As a result, our presentation of our reportable operating segments consists of eight gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, North Mara and Bulyanhulu) and one copper mine (Lumwana). The remaining operating segments, including our remaining gold mines, have been grouped into an “Other Mines” category and will not be reported on individually. Prior period figures have been restated to reflect this change and 2022 and 2021 annual information for Lumwana is provided below. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

Consolidated Statement of Income Information

		Cost of Sales

For the three months ended September 30, 2023	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Carlin[2]	$749	$375	$83	$6	$3	$282

Cortez[2]	422	185	88	5	2	142

Turquoise Ridge[2]	244	119	45	1	1	78

Pueblo Viejo[2]	257	130	65	1	2	59

Loulo-Gounkoto[2]	350	141	57	(2)	16	138

Kibali	187	68	44	—	3	72

Lumwana	209	97	69	9	2	32

North Mara[2]	137	71	17	—	4	45

Bulyanhulu[2]	108	52	16	—	1	39

Other Mines[2]	374	238	56	1	20	59

Reportable segment total	$3,037	$1,476	$540	$21	$54	$946

Share of equity investees	(187)	(68)	(44)	—	(3)	(72)

Segment total	$2,850	$1,408	$496	$21	$51	$874

Consolidated Statement of Income Information

		Cost of Sales

For the three months ended September 30, 2022	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Carlin[2]	$635	$351	$74	$7	$1	$202

Cortez[2]	275	124	46	4	1	100

Turquoise Ridge[2]	176	114	41	1	—	20

Pueblo Viejo[2]	360	161	64	5	3	127

Loulo-Gounkoto[2]	277	136	60	3	1	77

Kibali	152	64	27	(2)	18	45

Lumwana	200	113	60	5	1	21

North Mara[2]	144	62	18	1	18	45

Bulyanhulu[2]	106	59	15	1	(1)	32

Other Mines[2]	325	227	75	2	17	4

Reportable segment total	$2,650	$1,411	$480	$27	$59	$673

Share of equity investees	(152)	(64)	(27)	2	(18)	(45)

Segment total	$2,498	$1,347	$453	$29	$41	$628

BARRICK THIRD QUARTER 2023	90	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Consolidated Statement of Income Information

		Cost of Sales

For the nine months ended September 30, 2023	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Carlin[2]	$2,039	$1,109	$237	$21	$7	$665

Cortez[2]	1,206	567	246	12	5	376

Turquoise Ridge[2]	730	387	138	4	1	200

Pueblo Viejo[2]	806	367	189	3	6	241

Loulo-Gounkoto[2]	1,015	424	188	—	21	382

Kibali	486	204	110	—	7	165

Lumwana	569	344	172	26	7	20

North Mara[2]	444	207	55	—	30	152

Bulyanhulu[2]	338	166	47	—	18	107

Other Mines[2]	1,160	734	183	5	56	182

Reportable segment total	$8,793	$4,509	$1,565	$71	$158	$2,490

Share of equity investees	(486)	(204)	(110)	—	(7)	(165)

Segment total	$8,307	$4,305	$1,455	$71	$151	$2,325

Consolidated Statement of Income Information

		Cost of Sales

For the nine months ended September 30, 2022	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Carlin[2]	$2,090	$1,032	$223	$14	($17)	$838

Cortez[2]	923	407	156	10	2	348

Turquoise Ridge[2]	603	338	127	5	1	132

Pueblo Viejo[2]	1,016	426	182	19	8	381

Loulo-Gounkoto[2]	930	388	187	6	8	341

Kibali	434	176	88	2	33	135

Lumwana	698	338	131	7	6	216

North Mara[2]	424	172	51	3	18	180

Bulyanhulu[2]	355	178	46	1	5	125

Other Mines[2]	1,147	712	277	8	47	103

Reportable segment total	$8,620	$4,167	$1,468	$75	$111	$2,799

Share of equity investees	(434)	(176)	(88)	(2)	(33)	(135)

Segment total	$8,186	$3,991	$1,380	$73	$78	$2,664

[1]

Includes accretion expense, which is included within finance costs in the consolidated statement of income. For the three months ended September 30, 2023, accretion expense was $12 million (2022: $9 million) and for the nine months ended September 30, 2023, accretion expense was $36 million (2022: $25 million).

[2]

Includes non-controlling interest portion of revenues, cost of sales and segment income for the three months ended September 30, 2023 for Nevada Gold Mines $592 million, $384 million, $201 million (2022: $466 million, $331 million, $129 million), Pueblo Viejo $105 million, $79 million, $25 million (2022: $148 million, $89 million, $56 million), Loulo-Gounkoto $70 million, $40 million, $28 million (2022: $55 million, $39 million, $16 million), North Mara and Bulyanhulu $39 million, $25 million, $12 million (2022: $40 million, $24 million, $12 million), and Tongon $10 million, $8 million, $3 million (2022: $8 million, $8 million, $nil) and for the nine months ended September 30, 2023 for Nevada Gold Mines $1,675 million, $1,153 million, $500 million (2022: $1,571 million, $1,018 million, $546 million), Pueblo Viejo $326 million, $222 million, $102 million (2022: $413 million, $242 million, $162 million), Loulo-Gounkoto $203 million, $123 million, $78 million (2022: $186 million, $115 million, $70 million), North Mara and Bulyanhulu $125 million, $76 million, $41 million (2022: $125 million, $71 million, $48 million) and Tongon $32 million, $24 million, $8 million (2022: $25 million, $26 million, $(2) million), respectively.

BARRICK THIRD QUARTER 2023	91	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Segment Income to Income Before Income Taxes

	For the three months ended September 30		For the nine months ended September 30

	2023	2022	2023	2022

Segment income	$874	$628	$2,325	$2,664

Other revenue	12	29	31	53

Other cost of sales/amortization	(11)	(15)	(33)	(33)

Exploration, evaluation and project expenses not attributable to segments	(65)	(48)	(187)	(171)

General and administrative expenses	(30)	(26)	(97)	(110)

Other income (expense) not attributable to segments	(19)	44	(15)	67

Impairment charges	—	(24)	(23)	(29)

Loss on currency translation	(30)	(3)	(56)	(12)

Closed mine rehabilitation	44	55	35	180

Income from equity investees	68	52	179	240

Finance costs, net (includes non-segment accretion)	(40)	(64)	(118)	(225)

Gain (loss) on non-hedge derivatives	—	(3)	2	4

Income before income taxes	$803	$625	$2,043	$2,628

Capital Expenditures Information	Segment capital expenditures[1]

	For the three months ended September 30		For the nine months ended September 30

	2023	2022	2023	2022

Carlin	$169	$121	$432	$368

Cortez	90	133	291	352

Turquoise Ridge	20	47	70	133

Pueblo Viejo	113	171	359	465

Loulo-Gounkoto	87	78	282	222

Kibali	17	27	61	65

Lumwana	102	105	226	240

North Mara	57	29	142	86

Bulyanhulu	27	21	70	56

Other Mines	53	68	168	193

Reportable segment total	$735	$800	$2,101	$2,180

Other items not allocated to segments	109	24	242	87

Total	$844	$824	$2,343	$2,267

Share of equity investees	(17)	(27)	(61)	(65)

Total	$827	$797	$2,282	$2,202

[1]

Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. For the three months ended September 30, 2023, cash expenditures were $768 million (2022: $792 million) and the increase in accrued expenditures was $59 million (2022: $5 million increase). For the nine months ended September 30, 2023, cash expenditures were $2,225 million (2022: $2,158 million) and the increase in accrued expenditures was $57 million (2022: $44 million increase).

Lumwana		Cost of Sales

For the year ended	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)	Capital Expenditures

December 31, 2022	$868	$443	$223	$11	$11	$180	$380

December 31, 2021	$962	$373	$197	$—	$1	$391	$222

Purchase Commitments

At September 30, 2023, we had purchase obligations for supplies and consumables of $1,754 million (December 31, 2022: $1,753 million).

Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had capital commitments of $335 million at September 30, 2023 (December 31, 2022: $399 million).

BARRICK THIRD QUARTER 2023	92	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

5 ∎ Revenue

	For the three months ended September 30		For the nine months ended September 30

	2023	2022	2023	2022

Gold sales

Spot market sales	$2,509	$2,191	$7,325	$7,141

Concentrate sales	80	91	254	249

Provisional pricing adjustments	(1)	(5)	4	(5)

	$2,588	$2,277	$7,583	$7,385

Copper sales

Concentrate sales	$211	$217	$570	$751

Provisional pricing adjustments	(2)	(17)	(1)	(53)

	$209	$200	$569	$698

Other sales[1]	65	50	186	156

Total	$2,862	$2,527	$8,338	$8,239

[1]	Revenues include the sale of by-products for our gold and copper mines.

6 ∎ Cost of Sales

	Gold		Copper		Other[3]		Total

For the three months ended September 30	2023	2022	2023	2022	2023	2022	2023	2022

Site operating costs[1,2]	$1,208	$1,161	$81	$89	$5	$—	$1,294	$1,250

Depreciation[1]	427	393	70	59	7	5	504	457

Royalty expense	90	74	15	23	—	—	105	97

Community relations	11	10	1	1	—	—	12	11

	$1,736	$1,638	$167	$172	$12	$5	$1,915	$1,815

	Gold		Copper		Other[3]		Total

For the nine months ended September 30	2023	2022	2023	2022	2023	2022	2023	2022

Site operating costs[1,2]	$3,660	$3,392	$296	$248	$5	$—	$3,961	$3,640

Depreciation[1]	1,285	1,250	173	131	21	12	1,479	1,393

Royalty expense	279	257	46	87	—	—	325	344

Community relations	26	24	2	3	—	—	28	27

	$5,250	$4,923	$517	$469	$26	$12	$5,793	$5,404

[1]

Site operating costs and depreciation include charges to reduce the cost of inventory to net realizable value as follows: $13 million for the three months ended September 30, 2023 (2022: $22 million) and $27 million for the nine months ended September 30, 2023 (2022: $53 million).

[2]	Site operating costs includes the costs of extracting by-products.
[3]	Other includes corporate amortization.

7 ∎ Earnings Per Share

	For the three months ended September 30				For the nine months ended September 30

	2023		2022		2023		2022

	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net income	$585	$585	$410	$410	$1,356	$1,356	$1,833	$1,833

Net income attributable to non-controlling interests	(217)	(217)	(169)	(169)	(563)	(563)	(666)	(666)

Net income attributable to equity holders of Barrick Gold Corporation	$368	$368	$241	$241	$793	$793	$1,167	$1,167

Weighted average shares outstanding	1,755	1,755	1,768	1,768	1,755	1,755	1,775	1,775

Basic and diluted earnings per share data attributable to the equity holders of Barrick Gold Corporation	$0.21	$0.21	$0.14	$0.14	$0.45	$0.45	$0.66	$0.66

BARRICK THIRD QUARTER 2023	93	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

8 ∎ Other Expense

a) Other Expense (Income)

	For the three months ended September 30		For the nine months ended September 30

	2023	2022	2023	2022

Other expense:

Bank charges	$1	$1	$2	$3

Litigation	1	22	10	29

Loss (gain) on warrant investments at fair value through profit or loss (“FVPL”)	1	2	6	(2)

Porgera care and maintenance costs	19	16	49	43

Tanzania supplies obsolescence	—	5	—	7

Tanzania education program	—	—	30	—

Litigation accruals and settlements	20	—	20	—

Other	26	10	40	28

Total other expense	$68	$56	$157	$108

Other income:

Gain on sale of non-current assets[1]	($4)	($64)	($10)	($86)

Loss (gain) on non-hedge derivatives	—	3	(2)	(4)

Insurance proceeds related to NGM	—	—	—	(22)

Interest income on other assets	(6)	(4)	(17)	(11)

Other	—	—	—	(3)

Total other income	($10)	($65)	($29)	($126)

Total	$58	($9)	$128	($18)

[1]	2022 figures include a gain of $63 million from the sale of the royalty portfolios to Maverix Met Inc. and Gold Royalty Corp recorded in the third quarter of 2022.

b) Impairment Charges

	For the three months ended September 30		For the nine months ended September 30

	2023	2022	2023	2022

Impairment charges of non-current assets[1]	$—	$24	$23	$29

Total	$—	$24	$23	$29

[1]	Refer to note 12 for further details.

9 ∎ Income Tax Expense

	For the three months ended September 30		For the nine months ended September 30

	2023	2022	2023	2022

Current	$147	$118	$575	$601

Deferred	71	97	112	194

Total	$218	$215	$687	$795

Income tax expense was $687 million for the nine months ended September 30, 2023 (2022: $795 million). The unadjusted effective income tax rate for the nine months ended September 30, 2023 was 34% of income before income taxes.

The underlying effective income tax rate on ordinary income for the nine months ended September 30, 2023 was 27% after adjusting for the impact of foreign currency translation losses on deferred tax balances; the impact of the de-recognition of deferred tax assets; the impact of prior year adjustments; the impact of updates to the rehabilitation provision for our non-operating mines; the impact of non-deductible foreign exchange losses; the impact of the Porgera mine being placed on care and maintenance; the impact of the settlement agreement to resolve the tax dispute at Porgera; the impact of our commitment towards the expansion of education infrastructure in Tanzania; and the impact of other expense adjustments.

Currency Translation

Current and deferred tax balances are subject to remeasurement for changes in foreign currency exchange rates each period. This is required in countries where tax is paid in local currency and the subsidiary has a different functional currency (typically US dollars). The most significant balances relate to Argentine and Malian tax liabilities.

In the nine months ended September 30, 2023, a tax expense of $18 million (2022: $88 million tax expense) arose primarily from translation losses on deferred tax balances in Argentina and Mali due to the weakening of the Argentine peso and the West African CFA franc, respectively, against the US dollar. These net translation losses are included within income tax expense.

Withholding Taxes

For the nine months ended September 30, 2023, we have recorded $47 million (2022: $49 million related to Argentina and the United States) of dividend withholding taxes related to the undistributed earnings of our subsidiaries in the United States.

United States Tax Reform

In August 2022, President Joe Biden signed the Inflation Reduction Act (“the Act”) into law. The Act includes a 15% corporate alternative minimum tax (“CAMT”) that is imposed on applicable financial statement income (“AFSI”) and therefore would be considered in scope for IAS 12 given it is a tax on profits. The CAMT is effective for tax years beginning after December 31, 2022 and CAMT credit carryforwards have an indefinite life. Barrick is subject to CAMT because the Company meets the applicable income thresholds for a foreign-parented multi-national group.

On December 27, 2022, the US Treasury Department and the US Internal Revenue Service issued initial guidance regarding the application of the CAMT. This was followed by a 60-day consultation period, and we have provided comments. We are awaiting the final US Treasury Regulations detailing the application of CAMT.

For the nine months ended September 30, 2023, the deferred tax asset arising from the CAMT credit carryforward has been recognized on the basis we expect that it will be recovered against US Federal Income Tax in the future.

Nevada Gold Mines (“NGM”)

NGM is a limited liability company treated as a flow through partnership for US tax purposes. The partnership is not subject to federal income tax directly, but each of its partners is liable for tax on its share of the profits of the partnership. As such, Barrick accounts for its current and deferred income tax associated with this investment (61.5% share) following the principles in IAS 12.

BARRICK THIRD QUARTER 2023	94	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Organization for Economic Co-operation and Development (“OECD”) Pillar Two model rules

In October 2021, more than 135 jurisdictions agreed to the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting’s Statement on a Two-Pillar Solution to Address the Tax Challenges Arising from the Digitalization of the Economy. Since then, the OECD has published model rules and other documents related to the second pillar of this solution (the Pillar Two model rules). The Pillar Two model rules provide a template that jurisdictions can translate into domestic tax law and implement as part of an agreed common approach.

In terms of the potential implications for income tax accounting, we have applied the exception available under the amendments to IAS 12 published by the IASB in May 2023 and are not recognizing or disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes given relevant information is not known or reasonably estimable at this time. Furthermore, since Pillar Two legislation is not yet enacted or substantively enacted in the main jurisdictions where we operate, we continue working on assessing our exposure to Pillar Two income taxes and will provide an update once further information is available.

10 ∎ Cash Flow - Other Items

Operating Cash Flows – Other Items	For the three months ended September 30		For the nine months ended September 30

	2023	2022	2023	2022

Adjustments for non-cash income statement items:

Loss (gain) on non-hedge derivatives	$—	$3	($2)	($4)

Loss (gain) on warrant investments at FVPL	1	2	6	(2)

Tanzania education program	(5)	—	25	—

Share-based compensation expense	15	3	40	32

Change in estimate of rehabilitation costs at closed mines	(44)	(55)	(35)	(180)

Inventory impairment charges	7	13	17	37

Change in other assets and liabilities	(9)	(15)	21	(33)

Settlement of share-based compensation	—	—	(29)	(46)

Settlement of rehabilitation obligations	(39)	(42)	(116)	(98)

Other operating activities	($74)	($91)	($73)	($294)

Cash flow arising from changes in:

Accounts receivable	$41	$76	$16	$144

Inventory	(48)	(53)	(123)	(133)

Other current assets	(69)	(71)	(134)	(243)

Accounts payable	16	(1)	(32)	16

Other current liabilities	13	(3)	(25)	(1)

Change in working capital	($47)	($52)	($298)	($217)

Financing Cash Flows – Other Items	For the three months ended September 30		For the nine months ended September 30

	2023	2022	2023	2022

Pueblo Viejo JV partner shareholder loan	$7	$58	$48	$138

Debt extinguishment costs	—	2	—	2

Other financing activities	$7	$60	$48	$140

11 ∎ Equity Accounting Method Investment Continuity

	Kibali	Jabal Sayid	Zaldívar	Other	Total

At January 1, 2022	$3,267	$382	$893	$52	$4,594

Equity pick-up from equity investees	86	124	47	1	258

Dividends received from equity investees	(694)	(124)	(50)	(1)	(869)

At December 31, 2022	$2,659	$382	$890	$52	$3,983

Equity pick-up from equity investees	104	70	4	1	179

Dividends received from equity investees	(86)	(73)	—	—	(159)

Shareholder loan repayment	—	—	—	(5)	(5)

At September 30, 2023	$2,677	$379	$894	$48	$3,998

BARRICK THIRD QUARTER 2023	95	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

12 ∎ Impairment of Goodwill and Other Assets

In accordance with our accounting policy, goodwill is tested for impairment in the fourth quarter and also when there is an indicator of impairment. Non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable or is understated. Refer to Note 21 of the 2022 Annual Financial Statements for further information.

For the nine months ended September 30, 2023, we recorded net impairment charges of $23 million (2022: $29 million net impairment charges) for non-current assets.

Indicators of impairment and reversals

2023

Porgera

On April 9, 2021, the Papua New Guinea (“PNG”) government and Barrick Niugini Limited (“BNL”, the 95% owner and operator of the Porgera joint venture) agreed on a partnership for the future ownership and operation of the Porgera mine. Porgera has been on care and maintenance since April 2020, when the government declined to renew its special mining lease (“SML”). The financial impact will be determined once all definitive agreements have been implemented. We have determined that as at September 30, 2023, there is no impairment loss to recognize. The ultimate resolution of this dispute may differ from this determination and there is no certainty that the carrying value will remain recoverable. Refer to Note 16 for more information.

13 ∎ Fair Value Measurements

a) Assets and Liabilities Measured at Fair Value on a Recurring Basis

As at September 30, 2023	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value

Other investments[1]	$85	$—	$—	$85

Receivables from provisional copper and gold sales	—	167	—	167

	$85	$167	$—	$252

[1]	Includes equity investments in other mining companies.

b) Fair Values of Financial Assets and Liabilities

	As at September 30, 2023		As at December 31, 2022

	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value

Financial assets
Other assets[1,5]	$409	$409	$1,358	$1,358
Other investments[2]	85	85	112	112

Derivative assets[3]	—	—	59	59

	$494	$494	$1,529	$1,529

Financial liabilities

Debt[4,6]	$4,775	$4,694	$4,782	$4,922

Other liabilities[5]	632	632	1,562	1,562

	$5,407	$5,326	$6,344	$6,484

[1]	Includes restricted cash and amounts due from our partners.
[2]	Includes equity investments in other mining companies. Recorded at fair value. Quoted market prices are used to determine fair value.
[3]

2022 primarily consisted of contingent consideration received as part of the sale of Massawa and Lagunas Norte. During the first quarter of 2023, the final settlement of $46.25 million was received relating to the Massawa contingent consideration. During the second quarter of 2023, $15 million was reclassified to accounts receivable relating to the Lagunas Norte contingent consideration.

[4]	Debt is generally recorded at amortized cost. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.
[5]

2022 other assets include a restricted cash balance and other liabilities include a liability to Antofagasta plc. The restricted cash funded Antofagasta plc’s exit from the Reko Diq project, following its reconstitution in the fourth quarter of 2022. This was settled in the second quarter of 2023.

[6]

In September 2022, Barrick completed repurchases and cancellations of approximately $56 million of the $750 million outstanding principal on the 5.25% notes due 2042. The settlement resulted in a debt extinguishment gain of $2 million.

The Company’s valuation techniques were presented in Note 26 of the 2022 Annual Financial Statements and have been consistently applied in these interim financial statements.

BARRICK THIRD QUARTER 2023	96	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

14 ∎ Capital Stock

a) Authorized Capital Stock

Our authorized capital stock is composed of an unlimited number of common shares (issued 1,755,522,884 common shares as at September 30, 2023). Our common shares have no par value.

b) Dividends

The Company’s practice has been to declare dividends after a quarter as part of the announcement of the results for the quarter. Dividends declared are paid in the same quarter.

The Company’s dividend reinvestment plan resulted in 173,223 common shares issued to shareholders for the nine months ended September 30, 2023.

c) Share Buyback Program

At the February 14, 2023 meeting, the Board of Directors authorized a new share buyback program for the repurchase of up to $1.0 billion of the Company’s outstanding common shares over the next 12 months. During the nine months ended September 30, 2023, Barrick did not purchase any shares under this program.

The actual number of common shares that may be purchased, and the timing of any such purchases, will be determined by Barrick based on a number of factors, including the Company’s financial performance, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction.

The repurchase program does not obligate the Company to acquire any particular number of common shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.

15 ∎ Non-controlling Interests Continuity

	Nevada Gold Mines	Pueblo Viejo	Tanzania Mines[1]	Loulo- Gounkoto	Tongon	Reko Diq	Other	Total

NCI in subsidiary at September 30, 2023	38.5%	40%	16%	20%	10.3%	50%	Various

At January 1, 2022	$6,061	$1,189	$298	$953	$29	$—	($80)	$8,450

Acquisitions	—	—	—	—	—	329	—	329

Share of income (loss)	633	96	35	(179)	—	—	—	585

Disbursements	(626)	(157)	(12)	(35)	(16)	—	—	(846)

At December 31, 2022	$6,068	$1,128	$321	$739	$13	$329	($80)	$8,518

Share of income (loss)	449	53	22	51	6	(18)	—	563

Cash contributed	—	—	—	—	—	23	—	23

Disbursements	(322)	(40)	(23)	(37)	(4)	—	—	(426)

At September 30, 2023	$6,195	$1,141	$320	$753	$15	$334	($80)	$8,678

[1]	Tanzania mines consist of the two operating mines, North Mara and Bulyanhulu.

16 ∎ Contingencies

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

Except as noted below, no material changes have occurred with respect to the matters disclosed in Note 35 “Contingencies” to the 2022 Annual Financial Statements, and no new contingencies have occurred that are material to the Company since the issuance of the 2022 Annual Financial Statements.

The description set out below should be read in conjunction with Note 35 “Contingencies” to the 2022 Annual Financial Statements.

Litigation and Claims Update

Proposed Canadian Securities Class Actions (Pascua-Lama)

In the Quebec proceeding, the Superior Court issued an Order on March 20, 2023 suspending certain deadlines for a period of three months on consent of the parties. On June 21, 2023, the Court issued an Order extending the suspension until November 15, 2023.

In the Ontario proceeding, the Plaintiffs’ appeal from the dismissal of certain statutory secondary market claims remains pending. The hearing of the appeal has been scheduled for December 13, 2023.

Writ of Kalikasan

This proceeding has been suspended since October 2022 to allow for court-annexed mediation to continue. The parties have jointly requested that the suspension be extended to November 13, 2023. The Court has not yet ruled on that request.

Porgera Special Mining Lease

On March 31, 2023, the State of PNG, BNL and New Porgera Limited, the new Porgera joint venture company, entered into the New Porgera Progress Agreement, which confirmed that all parties are committed to reopening the mine in line with the terms of the Commencement Agreement and the Shareholders’ Agreement, both of which were concluded in 2022.

New Porgera Limited lodged an application with the Mineral Resources Authority for a new SML on June 13, 2023, in accordance with the Commencement Agreement. On October 13, 2023, the new SML, Special Mining Lease 13, was granted by the Independent State of PNG to New Porgera Limited, following the execution of the Mining

BARRICK THIRD QUARTER 2023	97	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Development Contract between the Independent State of PNG and New Porgera Limited. The granting of the new SML to New Porgera Limited reduced Barrick’s interest in the future production of the Porgera mine from 47.5% to 24.5%. Also on October 13, 2023, the Independent State of PNG and New Porgera Limited executed the Fiscal Stability Agreement for the Porgera mine and New Porgera Limited and BNL executed the Project Operatorship Agreement, pursuant to which BNL was appointed as operator of the Porgera mine. The parties to the Commencement Agreement are continuing to progress the other conditions for the reopening of the mine. The key remaining condition to restart is the execution of new compensation agreements with local landowners.

Porgera Tax Audits

On June 20, 2023, the Internal Revenue Commission, the Commissioner General, Barrick and BNL entered into a settlement agreement to resolve the tax dispute. The resolution of this tax dispute satisfied one of the conditions to the reopening of the Porgera mine under the Commencement Agreement.

North Mara - Ontario Litigation

In May 2023, Barrick filed a motion to dismiss or permanently stay the Ontario action on the grounds that the Ontario Superior Court of Justice lacks jurisdiction and that Tanzania is a more appropriate forum in which to litigate this matter. The hearing of the motion has been scheduled for October 2024.

Kibali Customs Dispute

The Company is continuing to engage in discussions with the Customs Authority and Ministry of Finance regarding the customs claims. After having settled, on March 26, 2023, one of the Customs Authority claims concerning historic export duties, on October 2, 2023, the parties agreed to settle a claim relating to the application of the preferential customs regime to the Kibali gold mine. Discussions to resolve the remaining customs claims are ongoing. A formal reassessment notice has not yet been issued by the Customs Authority with respect to these claims.

Zaldívar Water Claims

On April 6, 2023, the Environmental Court of Antofagasta agreed to stay the proceedings through May 6, 2023 to allow for further settlement discussions. The stay expired without a settlement agreement being reached. The Court held an evidentiary hearing during the week of July 24, 2023, and a site inspection took place on August 16 and 17, 2023. Discussions regarding a potential settlement are nevertheless still ongoing, and the Court will hear closing arguments before issuing a decision in this matter.

BARRICK THIRD QUARTER 2023	98	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Corporate Office

Barrick Gold Corporation

161 Bay Street, Suite 3700

Toronto, Ontario M5J 2S1

Canada

Telephone: +1 416 861-9911

Email: investor@barrick.com

Website: www.barrick.com

Shares Listed

GOLD	The New York Stock Exchange
ABX	The Toronto Stock Exchange

Transfer Agents and Registrars

TSX Trust Company

301 – 100 Adelaide Street West

Toronto, Ontario M5H 4H1

or

Equiniti Trust Company, LLC

6201 – 15 Avenue

Brooklyn, New York 11219

Telephone: 1-800-387-0825

Fax: 1-888-249-6189

Email: shareholderinquiries@tmx.com

Website: www.tsxtrust.com

Enquiries

President and Chief Executive Officer

Mark Bristow

+1 647 205 7694

+44 788 071 1386

Senior Executive Vice-President and

Chief Financial Officer

Graham Shuttleworth

+1 647 262 2095

+44 779 771 1338

Investor and Media Relations

Kathy du Plessis

+44 20 7557 7738

Email: barrick@dpapr.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “strategy”, “target”, “plan”, “focus”, “scheduled”, “commitment” “opportunities”, “guidance”, “project”, “expand”, “invest”, “continue”, “progress”, “develop”, “on track”, “estimate”, “growth”, “potential”, “future”, “extend”, “will”, “could”, “would”, “should”, “may” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance, including anticipated gold production for the fourth quarter of 2023 and our expectation of a shortfall (and the magnitude of the expected shortfall) in 2023 annual gold production relative to Barrick’s previously announced 2023 guidance and our five, ten and fifteen-year production profiles for gold and copper; projected capital, operating and exploration expenditures; our ability to convert resources into reserves and replace reserves net of depletion from production; mine life and production rates, including expected mineral reserve replacement in 2023 and 2024, annual production expectations from Reko Diq and Lumwana and anticipated production growth from Barrick’s organic project pipeline and reserve replacement; Barrick’s global exploration strategy and planned exploration activities, including the expected benefits of drill results at Nevada Gold Mines; our ability to identify new Tier One assets and the potential for existing assets to attain Tier One status; Barrick’s copper strategy; our plans and expected completion and benefits of our growth projects, including the Pueblo Viejo plant expansion and mine life extension project, Fourmile, Reko Diq project, Porgera mine, Lumwana Super Pit and growth opportunities at Nevada Gold Mines; potential mineralization and metal or mineral recoveries; expected timing for the feasibility study, construction and targeted first production for the Reko Diq project; our expectations for a project financing process for Reko Diq; the duration of the temporary suspension of operations at Porgera, the conditions for the reopening of the mine, including the execution of compensation agreements with local landowners, and the timeline to recommence operations; potential mine life of Porgera; our pipeline of high confidence projects at or near existing operations; the potential to extend Veladero’s life of mine; Barrick’s global exploration strategy and planned exploration activities; Barrick’s partnership with the Government of Tanzania under the framework agreement; Lumwana’s ability to further extend the life of mine through the development of a Super Pit and targeted timing for construction and first production; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues, including local community relations, economic contributions and education, infrastructure and procurement initiatives, climate change (including our Scope 3 emissions targets and our reliance on our value chain to help us achieve these targets within the specified time frames), biodiversity initiatives and tailings storage facilities management, including Barrick’s conformance with the Global

Industry Standard on Tailings Management; Barrick’s talent management strategy; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this press release are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; the potential impact of proposed changes to Chilean law on the status of value added tax refunds received in Chile in connection with the development of the Pascua-Lama project; expropriation or nationalization of property and political or economic developments in Canada, the United States or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals, including the issuance of a Record of Decision for the Goldrush Project and/or whether the Goldrush Project will be permitted to advance as currently designed under its Feasibility Study, and the environmental license for the construction and operation of the El Naranjo tailings storage facility for Pueblo Viejo; non-renewal of key licenses by governmental authorities; failure to comply with environmental and health and safety laws and regulations; increased costs and physical and transition risks related to climate change, including extreme weather events, resource shortages, emerging policies and increased regulations relating to greenhouse gas emission levels, energy efficiency and reporting of risks; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives, including risks related to cyber-attacks, cybersecurity breaches, or similar network or system disruptions; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by supply chain disruptions caused by the ongoing Covid-19 pandemic, global energy cost increases following the invasion of Ukraine by Russia and country-specific political and economic factors in Argentina; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions are realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets. Barrick also cautions that its 2023 guidance, as well as its five, ten and fifteen-year production profiles for gold and copper, may be impacted by the ongoing business and social disruption caused by the spread of Covid-19.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.